SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                      Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

     Table of contents:
     —  Half-year Report as of June 30, 2004.

HALF-YEAR REPORT
JUNE 30, 2004

The Independent Auditors of Enel S.p.A., KPMG S.p.A., have not yet issued a Report on the Review of the Consolidated Financial Statements and the related explanatory notes included in this half-year report. The subsequent version of our half-year report, which we expect to issue by November 2004, will include the Report issued by KPMG S.p.A.

The Enel structure

Corporate Boards

Board of Directors	Board of Statutory Auditors

Chairman	Chairman
Piero Gnudi	Angelo Provasoli

Chief Executive Officer	Auditors
and General Manager	Carlo Conte
Paolo Scaroni	Franco Fontana

Directors	Substitute Auditors
Mauro Miccio	Giancarlo Giordano
Franco Morganti	Paolo Sbordoni
Fernando Napolitano Francesco Taranto Gianfranco Tosi

Secretary	Independent Auditors
Claudio Sartorelli	KPMG SpA

Highlights

	1st Half
	2004	2003
Income data (in millions of euro)
Revenues	16,948	15,421
Gross operating margin	5,349	4,685
Operating income	3,047	2,231
Group net income	2,047	1,200
Financial data (in millions of euro)
Net capital employed	46,290	45,489	(1)
Net financial debt	24,030	24,174	(1)
Shareholders’ Equity including minority interests	22,260	21,315	(1)
Cash generated by current operating activities	2,529	3,016
Capital expenditure in tangible and intangible assets	1,547	1,684
Per share data (euro)
Group net income per share	0.34	0.20
Group Shareholders’ Equity per share	3.47	3.48	(1)
Operating data
Domestic electricity sales on the free and regulated market (TWh)(2)	79.8	75.9
Electricity transported on the domestic distribution network (TWh)(2)	125.3	121.8
Gas sales (billion cubic meters)	3.9	4.0
— of which to end users (billion cubic meters)	3.0	2.5
Net domestic electricity generation (TWh)	61.7	66.1
Employees at period-end (no.)	63,023	64,770	(1)
Market indicators
Average tariff covering fuel costs (€¢/kWh)	3.82	4.27
Average Brent oil price ($/b)	33.7	28.8
Low-sulfur content fuel oil average price ($/t)(3)	174.7	184.6
Average price of coal ($/t fob)(4)	47.1	36.0
Average $/€ exchange rate	1.227	1.105
Six-month Euribor rate (average for the 1st Half of 2004)	2.10%	2.44%

(1)	At Dec. 31, 2003.

(2)	Excluding sales to resellers.

(3)	Platt’s CIF Med Index.

(4)	Coal Week International Index for the mix considered by the Authority for Electricity and Gas.

Divisions

	1st Half			1st Half			1st Half
	2004	2003		2004	2003		2004	2003
				Gross operating
In millions of euro	Revenues			margin			Operating income
Generation and Energy Management	6,029	6,193	–2.6%	2,007	1,805	11.2%	1,399	1,175	19.1%
Networks, Infrastructure and Sales	9,986	10,244	–2.5%	1,958	1,751	11.8%	1,515	1,071	41.5%
Transmission networks(1)	519	450	15.3%	347	306	13.4%	252	175	44.0%
Telecommunications(2)	2,408	2,123	13.4%	814	480	69.6%	(209)	(396)	47.2%
Services and Other activities(1)	1,004	1,259	–20.3%	182	256	–28.9%	60	134	–55.2%
Parent Company	504	540	–6.7%	97	120	–19.2%	86	105	–18.1%
Elisions and adjustments	(3,502)	(5,388)	—	(56)	(33)	—	(56)	(33)	—

Total	16,948	15,421	9.9%	5,349	4,685	14.2%	3,047	2,231	36.6%

	1st Half
				at June 30	at Dec. 31,		at June 30,	at Dec. 31,
	2004	2003		2004	2003		2004	2003
	Capital
	expenditure in
	tangible and			Net
In millions of euro	intangible assets			capital employed			Employees (no.)
Generation and Energy Management	376	286	31.5%	15,129	14,458	4.6%	11,012	11,196	–1.6%
Networks, Infrastructure and Sales	758	821	–7.7%	12,778	11,981	6.7%	35,660	36,826	–3.2%
Transmission networks(1)	137	173	–20.8%	3,630	3,580	1.4%	2,950	2,837	4.0%
Telecommunications(2)	230	348	–33.9%	12,908	13,203	–2.2%	8,463	8,769	–3.5%
Services and Other activities(1)	46	56	–17.9%	1,985	2,220	–10.6%	4,380	4,620	–5.2%
Parent Company	—	—	—	—	—	—	558	522	6.9%
Elisions and adjustments	—	—	—	(140)	47	—	—	—	—

Total	1,547	1,684	–8.1%	46,290	45,489	1.8%	63,023	64,770	–2.7%

(1)	Contrary to the past, figures for the 1st Half of 2003 above reflect the attribution to the “Transmission networks” of Brazilian subsidiaries TSN and Novatrans, previously included in “Services and Other activities”. The new attribution follows the acquisition of these companies by Terna.

(2)	“Operating income” and “Net capital employed” of the Telecommunications sector include consolidation differences arising from the acquisition of Infostrada and of the shares formerly held by Deutsche Telekom and France Telecom, in term of amortization and of carrying value.

(3)	Contrary to the past, figures at December 31, 2003 for “Net capital employed” and “Employees” reflect the attribution to the “Generation and Energy Management “and “Networks, Infrastructure and Sales” divisions of Net capital employed and Employees of foreign generation and distribution companies, previously included in the “International operations” Division, no longer present at June 30, 2004.

Enel and financial markets

Financial indicators

	Current(1)	June 30, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
Percentage weight of Enel stock:
— MIB30 Index	10.14%	10.03%	8.58%	8.35%	8.78%
— FT-SE Electricity Index	17.52%	17.44%	15.75%	12.73%	13.62%

Rating		Current(1)	June 30, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
Standard & Poor’s	Outlook	Stable	Stable	Negative	Stable	Stable
	Medium/long term	A+	A+	A+	A+	A+
	Short term	A-1	A-1	A-1	A-1	A-1

Moody’s	Outlook	Negative	Negative	Negative	Stable	Negative
	Medium/long term	A1	A1	A1	A1	Aa3
	Short term	P-1	P-1	P-1	P-1	P-1

(1)	At July 30, 2004

In the 1st Half of 2004, stock markets staged a gradual recovery fueled by signals of growth in the US economy.

At the end of June, before the payment of the dividend, the price of the Enel Stock was 22.3% higher than at the end of 2003. In the same period, the MIB30 Index grew by about 6% and the average of other European listed electricity companies, represented by the FT-SE E300 Electricity Index, posted a gain of over 10%.

On June 24, 2004, Enel distributed a dividend of euro 0.36 per share, equal to the dividend distributed in the previous year. The dividend represents a yield, calculated at the dividend payment date (June 21, 2004), of almost 6%, among the highest in Europe.

In the 1st Half of 2004, the average daily traded volume was about 34 million shares.

Enel stock, MIB30 and FT-SE Electricity indexes performance (listed price/daily traded volume)

Report on Operations

Foreword

The following information on the operations of the Enel Group were prepared in conjunction with the Consolidated Financial Statements and the related notes, to which we refer for a more complete overview. The scope of the information on operations provided in the present Report complies with requirements set by article 81 of CONSOB Regulation adopted through Resolution no. 11971 dated May 14, 1999 and subsequent amendments and integrations.

Overview and summary of results

Domestic electricity generation and demand

Domestic electricity flows (Source: ISO)

In millions of kWh	1st Half
	2004	2003	Change
Gross electricity generation:
— Thermal	119,420	116,923	2,497	2.1%
— Hydroelectric	24,754	24,066	688	2.9%
— Geothermal and other resources	3,715	3,212	503	15.7%
Total gross electricity generation	147,889	144,201	3,688	2.6%
Auxiliary services consumption	(6,639)	(6,588)	(51)	0.8%
Net electricity generation	141,250	137,613	3,637	2.6%
Net electricity imports	23,238	27,007	(3,769)	–14.0%
Electricity delivered to the network	164,488	164,620	(132)	–0.1%
Consumption for pumping	(5,382)	(5,247)	(135)	2.6%
Electricity demand	159,106	159,373	(267)	–0.2%

•	In the 1st Half of 2004, domestic electricity demand is in line with the same period in 2003 and amounts to 159.1 billion kWh, 85.4% of which covered by net domestic generation for consumption (as compared with 83.1% in the 1st Half of 2003), and the residual 14.6% by net imports (16.9% in the 1st Half of 2003);

•	net electricity generation amounts to 141.3 billion kWh and grows by 2.6%. Geothermal generation and generation from other resources grow sharply (up 15.7%) due to the contribution of new wind plants;

•	net electricity imports decline by 14.0% to 23.2 billion kWh (as compared with 27 billion kWh in the 1st Half of 2003).

Enel domestic electricity generation and sales

Enel generation and sales (domestic)

In millions of KWh	1st Half
	2004	2003	Change
Net electricity generation	61,744	66,097	(4,353)	–6.6%
Electricity purchases	62,317	39,440	22,877	58.0%
Sales to wholesalers(1)	35,267	17,935	17,332	96.6%
Sales on the regulated market(2)	69,230	70,575	(1,345)	–1.9%
Sales on the free market(2)	10,555	5,308	5,247	98.9%
Electricity transported on Enel Distribuzione’s network(2)	125,264	121,815	3,449	2.8%

(1)	Sales made by generation companies and sales to resellers.

(2)	Excluding sales to resellers.

Before analyzing electricity flows on Enel’s network it is worth noting that, with the start of operation on April 1, 2004 of the Pool Market for Electricity and of operations of the Single Buyer, acting as intermediary between the Group’s generation and distribution companies, Enel’s electricity sales and purchases of electricity to and from third parties have increased considerably. The comparability of electricity purchase and wholesale sales figures for the current six months and those for the 1st Half of 2003 is affected by such events.

•	Net electricity generation, amounting to 61.7 billion kWh, declined by 6.6% on the 1st Half of 2003. In such context, thermal generation declined by 10.5%, while hydroelectric generation grew by 4.6% due to the better water supply;

•	electricity purchases for the 1st Half of 2004 amounted to 62.3 billion kWh, up 58% on the 1st Half of 2003 due to the start of operation of the Pool Market;

•	wholesale sales amounted to 35.3 billion kWh, up 96.6% also due to the start of operation of the Pool Market;

•	sales on the regulated market (excluding sales to resellers), though benefiting in the 1st Half of 2004 from the refinements of techniques for the measurement of volumes of electricity purchased and distributed not yet billed at the end of the period, including the upward revision of estimates made at the end of 2003, amounted to 69.2 billion kWh, declining by 1.9% on the 1st Half of 2004 due to the opening up of the market and the disposal of local distribution networks (Brescia and other minor networks) in the 2nd Half of 2003;

•	sales on the free market (excluding sales to resellers) amounted to 10.6 billion kWh, increasing by 98.9% on the 1st Half of 2003 due primarily to higher sales to large electricity users;

•	electricity transported on Enel Distribuzione’s network (excluding sales to resellers) amounted to 125.3 billion kWh, up 2.8% on the 1st Half of 2003 (121.8 billion kWh). Excluding the impact of the refining of the mentioned measurement techniques, the volume of electricity transported would have been in line with the same period in the previous year.

Energy prices

•	In the 1st Half of 2004, the average price of Brent oil rose sharply on prices recorded in the 1st Half of 2003 from 28.8 dollars per barrel ($/b) to 33.7 $/b (up 17.0%). Spot prices also increased from 28.3 $/b at June 30, 2003, to 33.0 $/b at June 30, 2004 (up 16.6%). At the end of 2003, the spot price of Brent oil was 28.9 $/b;

•	fuel oil prices declined instead slightly in the 1st Half of 2004 on the same period in 2003. The average price for the first six months of 2004 (Platt’s CIF Med Index) was equal respectively to 150.7 dollars per ton ($/t) for high-sulfur content fuel oil and 174.7 $/t for low-sulfur content fuel oil. In the first six months of 2003 the average price was equal respectively to 152.2 $/t for high-sulfur fuel oil and 184.6 $/t for low-sulfur content fuel oil. The decline is equal to 1.0% for high-sulfur content fuel oil and 5.4% for low-sulfur content fuel oil;

•	in the 1st Half of 2004, the average price of coal for steam on the international market (Coal Week International Index for the Authority for Electricity and Gas mix) increased sharply on the 1st Half of 2003 (up 30.8%) from 36.0 $/t in the first six months in 2003, to 47.1 $/t in the same period in 2004;

•	after growing in the first months of the year, the average price of natural gas reversed the upward trend starting in April and through the month of June 2004. Despite such reversal, average prices for the 1st Half of 2004 grew by about 9% on the same period in 2003 which, though growing steadily in the period, started off from a much lower base.

The growth registered in the dollar price of a number of commodities was partly offset by the appreciation of the euro against the dollar (up 11%).

Enel results

•	Revenues for the 1st Half of 2004 amounted to euro 16,948 million, up 9.9% on the same period in 2003 (euro 15,421 million). The increase was partly due to the start of operation, on April 1, 2004, of the Pool Market and of the Single Buyer;

•	the gross operating margin grew by 14.2% (up euro 664 million) on the 1st Half of 2003 from euro 4,685 million to euro 5,349 million in the 1st Quarter of 2004. Main increases were registered in Telecommunications (up euro 334 million), the Networks, Infrastructure and Sales Division (up euro 207 million), and the Generation and Energy Management Division (up euro 202 million), while the Parent Company and the Services and Other activities area registered a euro 97 million decline;

•	operating income amounts to euro 3,047 million, growing by 36.6% (up euro 816 million), on euro 2,231 million in the 1st Half of 2003;

•	net extraordinary items are positive by euro 732 million, up euro 478 million on the 1st Half of 2003;

•	Group net income for the 1st Half of 2004 is equal to euro 2,047 million, growing by euro 847 million (up 70.6%) on the same period in the previous year;

•	cash generated by current operating activities declines by euro 487 million, from euro 3,016 million in the 1st Half of 2003, to euro 2,529 million in the 1st Half of 2004. The decline is due primarily to lower taxes paid out in 2003 due to the retrieval of tax credits for 2002;

•	capital expenditure in tangible and intangible assets in the 1st Half of the year amounts to euro 1,547 million, down euro 137 million on the 1st Half of 2003;

•	net capital employed at June 30, 2004 amounts to euro 46,290 million, up euro 801 million on December 31, 2003;

•	at the end of June 2004, the headcount was 63,023, representing a reduction of 1,747 employees on December 31, 2003 (down 2.7%). Changes in the scope of consolidation (disposal of Aimeri and acquisition of the Sicilmetano Group) resulted in a reduction of 793 employees, while terminations, net of hiring, amount to 954.

Key events for the 1st Half of 2004

•	In January, Risk — a British magazine among the most highly regarded European publications dedicated to currency risk management — awarded Enel with the “Risk Management Award”, a prize attributed each year to the company that distinguishes itself in the management of currency and interest rate risk. Enel was singled out for the excellence of a financial strategy focused on reducing and stabilizing the cost of debt, rather than generating profits from the management of financial instruments.

•	On February 24, 2004, Enel and Russian private company ESN-Energo together won a contract for the management of the North Thermal power plant, located near St. Petersburg (NWTPP). Enel ESN Energo, a 50/50 partnership between Enel and ESN Energo, will manage the generation plant for three years, with the possibility of a one year extension. The plant, which consists of one 450 MW combined-cycle unit and generates about 3.4 billion kWh per year, supplies electricity to the Russian and Finnish markets. The contract assigning to the joint venture the management of the power plant was signed on June 28, 2004.

•	On March 2, 2004, the Board of Directors of the Parent Company confirmed the intention to launch an initial public offer for Terna, authorizing the presentation of the Information Memorandum to Consob and of the application for the listing to Stock Market authorities. The listing was concluded in June with the placement with the general public and domestic and international institutional investors of 1 billion ordinary shares, representing 50% of Terna’s capital stock, of which 130 million shares acquired through a greenshoe option by joint global coordinators. The placement price was euro 1.7 per share, generating proceeds equal to euro 1.7 billion. The IPO provides for the free assignment of 1 share for every 20 shares (10 in the case of employees of the Group) held for an interrupted period of 18 months from the date of payment of the same.

•	On the same date, the Board of Directors of the Parent Company authorized also the presentation of a binding offer for the acquisition of a majority stake in two Romanian electricity distribution companies, Electrica Banat and Electrica Dobrogea, which together serve about 1,400,000 customers, representing about 20% of the country’s population. In June Enel signed a Memorandum of Understanding with the Rumanian Privatization Office to be submitted to the approval of competent authorities for the acquisition of 51% of the capital stock of the two companies for a total consideration of euro 112 million that includes both the purchase of the shares and a simultaneous capital increase.

•	As part of Enel’s strategy to focus on its core electricity and gas business, on March 2, 2004, the Board of Directors of the Parent Company resolved Enel’s gradual exit from the water sector. This will be achieved through the disposal of Enel.Hydro by direct negotiation, after the spin-off of engineering activities and of sewage treatment into a new subsidiary, that took place in June. These activities will be individually enhanced and eventually sold.

•	On March 18, 2004, the Board of Directors of the Parent Company deemed as in line with Enel’s expectations the improved offer made by the DB Real Estate Management-CDC Ixis consortium for the acquisition of the entire capital stock of NewReal, a subsidiary to which Enel Real Estate had previously contributed its real estate property portfolio. The offer relates to a package consisting of 887 properties whose market value amounts to euro 1.4 billion. The sale agreement, signed on June 3, 2004, became effective on July 14 with the transfer of the shares.

•	On March 18, 2004, Enel and IBM announced the creation of a partnership to sell to utilities worldwide Enel’s integrated system for the remote metering and management of electricity supplies.

•	On May 6, 2004, Enel SpA launched a euro 1.5 billion fixed-rate bond issue. The issue is divided into two equal parts expiring respectively in 7 and 20 years. Seven-year bonds have an annual coupon of 4.125%, corresponding to a 25 basis point spread over the 7-year swap rate, while 20-year bonds have an annual coupon of 5.25%, corresponding to a 48 basis point spread over the 20-year swap rate.

Regulatory aspects

The start of operation of the Pool Market for electricity

The coming into operation of the Pool Market, provided for by article 5, comma 2 of the Bersani Decree is a fundamental step towards the liberalization of the electricity market and the creation of an organized bid and offer system for electricity trading, the so called “Sistema Italia 2004”. In view of the late coming into operation of the Pool Market on March 31, 2004, three months later than planned, the Transitory Electricity Offer System (STOVE) was extended until March 31, 2004. In this transitory phase, producers of electricity were remunerated according to prices set by the Authority for Electricity and Gas (the Authority).

The Pool Market (Ipex, Italian power exchange) came into operation on April 1, 2004.

The Italian electricity market is currently made up by two connected markets:

•	a market for electricity, managed by the Market Operator, that includes the “day-ahead market” and the “adjustment market”, with a price formation mechanism based on the System Marginal Price;

•	a market for the ancillary services, managed by the ISO, that includes the market for the resolution of congestions, the market for the clearing of electricity and the market for reserve production capacity, with a price formation mechanism based on the price bid by power suppliers (Pay as Bid);

The Pool Market provides for a single national purchase price (SPP) of electricity, and differentiates offer prices by area in which the electricity is produced. In the current phase, in which there is no active participation in the formation of the purchase price, the day-ahead market is participated by electricity producers and the ISO, that formulates the demand for electricity on behalf of all purchasers, as established by the Authority through Resolution no. 48/04.

The Authority has also introduced a mechanism for the mitigation of the exercise of market power within the Pool Market. In case, in peak demand hours, the SPP exceeds a set limit and the quantity exchanged by an operator is lower than a minimum set, the operator does not receive the marginal price set by the system, but the actual offer price. Up to the current date, no circumstance has required the application of the mitigation mechanism described.

The role of the Single Buyer

On December 19, 2003, the Ministry of Productive Activities issued also a Decree that assigns to the Single Buyer, effective January 1, 2004, the responsibility and authority over the supply of electricity to non-eligible customers. From the same date, Enel SpA ceases therefore to operate as provisional Single Buyer, a task carried out pursuant to article 4, comma 8 of the Bersani Decree.

The above Decree sets moreover the guidelines for the operations of the Single Buyer, with particular reference to the means through which it can acquire electricity (over-the-counter bilateral contracts; financial contracts for differences; imported electricity; electricity falling under the provisions of CIP Regulation no. 6; purchases on the Pool Market).

Subsequent regulations allowed the Single Buyer to continue to acquire electricity to be sold to distribution companies in the “STOVE” system through Enel SpA until the start of operation of the Pool market. The Single Buyer continues however to be responsible for ensuring the supply of electricity to the regulated market.

With regards to the procurement of electricity, in compliance with criteria set by the Authority with Resolution no. 21/04, the Single Buyer published in March 2004 the terms and conditions for the awarding of “Bilateral contracts” and “Contracts for differences” through a bidding procedure on the basis of discounts over a base price.

The start of merit order dispatching and Capacity Payment

To complete Electricity Market Regulations, the Authority for Electricity and Gas approved, through Resolution no. 48/04 dated March 27, 2004, the start of merit order dispatching, setting the rules for the supply of such service and the procurement of resources necessary for its provision.

With the same resolution, the Authority introduced also a provisional system for the remuneration of generation plants that make their generation capacity available in the days of the year indicated by the ISO that are critical for the coverage of domestic demand (Capacity Payment).

Such remuneration consists of a fixed component, paid according to the capacity made available by eligible units on critical days, and a variable component, of a complementary nature, paid only in case annual revenues of the operator are lower than those it would have earned in case electricity prices applicable in the previous managed regime had been applied.

Financial resources necessary to cover costs relating to the introduction of Capacity Payment in its provisional shape are raised through a specific tariff component (CD).

Restructuring of the energy sector

On July 30, 2004, the Italian Chamber of Deputies approved the Draft Law for the restructuring of the domestic electricity sector.

The new law sets the principles and the objectives of legislation in the energy sector and defines the general objectives of energy policy, redesigning the role of the Authority for Electricity and Gas and assigning to the Government the task of defining general policy guidelines in addition to setting development plans for the sector to be followed by the Authority in its activities. Implementing European Directive 2003/54/EU, the law sets the gradual lowering of thresholds for the liberalization of the electricity market until its full liberalization on July 1, 2007. According to the law, the Single Buyer will have to ensure the supply of electricity to potentially eligible customers that decide not to leave the regulated market.

The law for the restructuring of the sector simplifies moreover procedures for the construction and the operation of power lines that are part of the national transmission network. To safeguard competition in the various markets, the law finally allows the setting by the Government of the terms and limits that companies or entities of other states of the European Union that participate in the process of concentration must follow, wherever there do not exist adequate guarantees of reciprocity.

The Ministry of Productive Activities set, through a specific Decree, the amount of electricity generation costs that may not be retrieved through tariffs and the amount of costs incurred in the forced relocation abroad of unloading and regasification activities for natural gas imported from Nigeria (stranded costs and Nigerian gas costs), while the terms for the payment of the same are being approved.

The Decree will become effective only at the date of approval by the European Commission.

Financial review

Results

Results of Enel for the 1st Half of 2004 are summarized in the Reclassified Income Statement included below, obtained by reclassifying in line with international practice the Income Statement prepared pursuant to current regulations applicable in Italy.

Main changes occurred in the scope of consolidation between that in the 1st Half of 2003 and the 1st Half of 2004 are limited to:

•	Maritza (generation of electricity in Bulgaria) consolidated from April 1, 2003;

•	Enel Unión Fenosa Renovables (generation of electricity from renewable resources in Spain) acquired at the end of December 2003;

•	Sicilmetano and Sicilmetano Energy (distribution and sale of natural gas to end users) acquired in January 2004 and consolidated from January 1, 2004;

•	Aimeri Group (environmental services) sold in January 2004 and deconsolidated from January 1, 2004.

Such changes are of limited significance and do not affect the comparability of results between the two periods; it is therefore not been deemed necessary to prepare a restated income statement for the 1st Half of 2003.

As previously indicated, with the start of operation on April 1, 2004 of the Pool Market for Electricity and of operations of the Single Buyer — an entity acting as intermediary between the Group’s electricity generation and distribution companies — Enel’s electricity sales and purchases of electricity to and from third parties have increased considerably. The comparability of figures for the current six months and those for the 1st Half of 2003 is affected by such events.

The estimated useful life of domestic transmission and distribution networks owned by Enel was extended after an appropriate review. The application in the 1st Half of 2004 of lower depreciation rates for such assets with respect to those applied in the 1st Half of 2003 resulted in a euro 302 million reduction in the depreciation charge over 2003, of which euro 254 million relating to distribution networks and euro 48 million to transmission lines.

Consolidated Income Statement

In millions of euro	1st Half
	2004		2003		Change
		(%)		(%)		(%)
Revenues:
— Electricity sales and Electricity Equalization Fund contributions	11,685	68.9	9,984	64.7	1,701	17.0
— Telecommunication services	2,058	12.1	1,931	12.5	127	6.6
— Sale of gas to end-users	780	4.6	691	4.5	89	12.9
— Other services, sales and revenues	2,425	14.4	2,815	18.3	(390)	–13.9
Total revenues	16,948	100.0	15,421	100.0	1,527	9.9
Operating costs:
— Personnel	1,646	9.7	1,744	11.3	(98)	–5.6
— Fuel consumed for thermal generation	1,599	9.5	1,912	12.4	(313)	–16.4
— Electricity purchased	4,106	24.2	2,492	16.2	1,614	64.8
— Interconnection and roaming	673	4.0	687	4.5	(14)	–2.0
— Services, leases and rentals	1,968	11.6	1,818	11.8	150	8.3
— Fuel for trading and gas for resale to end-users	1,051	6.2	1,318	8.5	(267)	–20.3
— Materials	647	3.8	755	4.9	(108)	–14.3
— Other costs	376	2.2	437	2.8	(61)	–14.0
— Capitalized expenses	(467)	–2.8	(427)	–2.8	(40)	9.4
Total operating costs	11,599	68.4	10,736	69.6	863	8.0
GROSS OPERATING MARGIN	5,349	31.6	4,685	30.4	664	14.2
Depreciation, amortization and accruals:
— Depreciation and amortization	2,060	12.2	2,272	14.7	(212)	–9.3
— Accruals and write-downs	242	1.4	182	1.2	60	33.0
Total depreciation, amortization and accruals	2,302	13.6	2,454	15.9	(152)	–6.2
OPERATING INCOME	3,047	18.0	2,231	14.5	816	36.6
— Net financial income (expense)	(566)	–3.3	(568)	–3.7	2	0.4
— Equity income (expense)	(16)	–0.1	(4)	—	(12)	—
INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	2,465	14.6	1,659	10.8	806	48.6
— Extraordinary items	732	4.3	254	1.6	478	—
INCOME BEFORE TAXES	3,197	18.9	1,913	12.4	1,284	67.1
— Income taxes	1,098	6.5	794	5.1	304	38.3
INCOME BEFORE MINORITY INTERESTS	2,099	12.4	1,119	7.3	980	87.6
— Minority interests	(52)	–0.3	81	0.5	(133)	—
GROUP NET INCOME	2,047	12.1	1,200	7.8	847	70.6

In the 1st Half of 2004, revenues from the sales and transport of electricity sales and Electricity Equalization Fund contributions amounted to euro 11,685 million, growing by euro 1,701 million on the same period in 2003 (up 17%) due almost entirely to electricity sales of Enel’s generation companies and the Parent Company in the Pool Market and to the Single Buyer. Until March 31, 2004, such electricity was sold directly to distribution companies and the related revenues were eliminated in the consolidation.

Other changes are due primarily to the following factors:

•	euro 263 million increase in revenues from electricity sold to end users on the free market in Italy (from euro 567 million in the 1st Half of 2003, to euro 830 million in the same period in 2004), due primarily to higher sales to large electricity users over the first six months in 2003;

•	euro 166 million increase of revenues from foreign operations (from euro 398 million in the 1st Half of 2003, to euro 564 million in the same period in 2004), of which euro 84 million relating to international trading of electricity. Viesgo’s revenues grew by euro 41 million (from euro 293 million in the 1st Half of 2003, to euro 334 million in the first six months of 2004), while the consolidation of Maritza (from April 1, 2003) and Enel Unión Fenosa Renovables (whose results are consolidated from January 1, 2004) account for an increase of euro 37 million. Revenues of American subsidiaries grow by euro 4 million;

•	a decline in revenues from the sale and transport of electricity on the regulated market, declining from euro 8,379 million in the 1st Half of 2003 to euro 8,030 million in the current six months (down euro 349 million, a 4.2% decline). Such reduction is due to increased liberalization of the market, lower sales volumes (particularly to resellers which, since April 1, 2004 acquire electricity directly from the Single Buyer), in addition to the new tariff mechanism introduced by the Authority for years 2004-2007, effective from February 1, 2004. The decline is however partly offset by the refinements of techniques for the measurement of volumes of electricity purchased and distributed but not yet billed at the end of the period, including upward revision of estimates made at the end of 2003, and by the application from January 1, 2004 of equalizing mechanisms on distributors’ margins, pursuant to Authority Regulation no. 5/04;

•	a decline in Electricity Equalization Fund which, in the 1st Half of 2003, included euro 60 million of contributions for electricity generated in past years by plants falling under the incentives of CIP Regulation no. 6/92, no longer present in 2004.

Revenues from telecommunication services increase by euro 127 million (up 6.6%) on the 1st Half of 2003, growing from euro 1,931 million to euro 2,058 million. The euro 147 million increase registered by mobile telecommunications (from euro 1,034 million to euro 1,181 million) and revenues generated on the Greek market (up euro 43 million), were partly offset by a euro 60 million decline in revenues from fixed-line telephone services and Internet (down from euro 811 million to euro 751 million).

Sales of gas to end users grow from euro 691 million in the 1st Half of 2003, to euro 780 million in the same period in 2004 (increasing by euro 89 million, up 12.9%) due primarily to higher quantities of gas sold, growing from 2,454 million cubic meters in the 1st Half of 2003, to 3,003 million cubic meters in the same period in 2004 (up 22.4%). Revenues of Sicilmetano and Sicilmetano Energy, consolidated from January 1, 2004, amounted to euro 13 million.

Other services, sales and revenues increase by euro 390 million on the first six months in 2003 (from euro 2,815 million to euro 2,425 million) due primarily to the following factors:

•	a euro 350 million decline in revenues from the sale of fuel for trading, of which euro 145 million relating to natural gas and euro 205 million to other fuels. It is to be noted that in the last months of 2003, some months after their exit from the Group, supplies contracts with Eurogen (now Edipower) and Interpower (now Tirreno Power) expired;

•	a euro 155 million decline in revenues of Engineering and Contracting, due to slower activity after the completion of certain foreign projects;

•	awarding in the first six months of 2003 of a prize of euro 32 million to Enel Distribuzione for improvements achieved in 2001 in the quality of its electricity supply service and recording in the same period of euro 30 million relating to revenues reported by Wind as a result of the definition on the part of the Authority for Telecommunications of interconnection fees for 2002;

•	euro 29 million decline in revenues due to the disposal of companies operating in the environmental services sector.

These declines were partly offset by the following factors:

•	reversal of the euro 194 million accrual made in previous years against annual charges due pursuant to Law no. 448, December 23, 1998 (turnover contribution) as a result of the pronouncement dated June 8, 2004 issued by the European Court of Justice confirming the incompatibility of the contribution with EU Directive no. 97/13, canceling such obligation;

•	euro 34 million increase in fees for the use of the National Transmission Network;

•	euro 32 million increase in revenues from high and very-high voltage transmission networks managed in Brazil by subsidiaries TSN and Novatrans.

Personnel costs amount to euro 1,646 million and decline by euro 98 million (down 5.6%). Excluding the effect of changes in the scope of consolidation due primarily to the different scope of activity in the gas area, personnel costs decline by euro 84 million (down 5.0%), while the average number of employees declines by 7%. The higher average cost per employee (up 2.2%) reflects normal pay progression.

The cost of fuel consumed for thermal generation declines on the 1st Half of 2003 by euro 313 million (down 16.4%). Excluding the effect of the change in the scope of consolidation due to Maritza, it declines by euro 320 million (down 16.8%). The reduction can be attributed to lower thermal generation and the improvement in the mix of fuels used thanks to the higher use of coal.

The cost of electricity purchased in the 1st Half of 2004 amounts to euro 4,106 million, growing by euro 1,614 million (up 64.8%), against a 58% increase in volumes acquired as compared with the 1st Half of 2003. The growth in purchases is in line with the increase in electricity sold as, with the start of operation of the Pool Market on April 1, 2004, distribution companies acquire electricity exclusively from the Single Buyer and no longer also from Group generation companies.

Interconnection and roaming costs decline in the 1st Half of 2004 by euro 14 million (down 2%) from euro 687 million to euro 673 million, as a result of benefits deriving from the development of proprietary networks, allowing to reduce traffic diverted to other operators.

The cost of services, leases and rentals amounts to euro 1,968 million, growing by euro 150 million (up 8.3%) on the 1st Half of 2003. The growth is due primarily to the following factors:

•	higher electricity and gas transport costs, up euro 81 million;

•	a euro 43 million increase in advertising costs, primarily due to the launch of i-mode services and the Happy Night offer by Wind;

•	euro 12 million increase in information technology costs;

•	a euro 5 million increase in fees for water used in electricity generation.

The cost for the purchase of fuel for trading and gas for resale to end users declines by euro 267 million (down 20.3%) from euro 1,318 million in the 1st Half of 2003, to euro 1,051 in the same period in 2004.

Fuel for trading (including natural gas) declines by euro 316 million, while the cost of natural gas for resale to end users grows by euro 49 million due to the performance of the respective sale volumes.

The cost of materials consumed declines by euro 108 million (down 14.3%) on the 1st Half of 2003 due primarily to lower needs of the Engineering and Contracting sector for work carried out for third parties.

Other costs amount to euro 376 million, down euro 61 million (down 14%) on the 1st Half of 2003 due to the following:

•	a euro 31 million decline in costs incurred by Enel Distribuzione with the electricity system in connection with improvements in the continuity of service. The reduction is due to regulatory changes that entitles the Electricity Equalization Fund to retrieve directly amounts paid by customers on account of the same. In 2003, costs were retrieved through sales tariffs, affecting in the same way both costs and revenues of distributors;

•	euro 20 million decline in costs incurred in connection with green certificates;

•	the cancellation of charges resulting from the introduction of a partial reimbursement mechanism for the margin generated on imports of electricity for the regulated market (Authority Regulation no. 226/02) equal to euro 11 million in the 1st Half of 2003.

Capitalized expenses grow by euro 40 million, primarily due to higher internal construction of plant and equipment in the Networks, Infrastructure and Sales Division.

Gross operating margin for the 1st Half of 2004 amounts to euro 5,349 million, up euro 664 million on the 1st Half of 2003 (up 14.2%).

The breakdown by Division is shown below:

Gross operating margin

In millions of euro
	1st Half 2004	1st Half 2003	Change
Generation and Energy Management	2,007	1,805	202
Networks, Infrastructure and Sales	1,958	1,751	207
Transmission networks	347	306	41
Telecommunications	814	480	334
Parent Company and Other activities	223	343	(120)

Total	5,349	4,685	664

Main factors contributing to the change in gross operating margin are outlined in the analysis of Results by Division.

The operating income for the 1st Half of 2004 is equal to euro 3,047 million, up euro 816 million on the 1st Half of 2003 (up 36.6%). The higher increase in absolute terms with respect to the gross operating margin is due to lower (by 6.2%) depreciation, amortization and accruals, accounting for euro 152 million. The breakdown by Division is shown below:

Depreciation, amortization, accruals and write-downs

Depreciation and amortization			In millions of euro	Accruals and write-downs
1st Half 2004	1st Half 2003	Change		1st Half 2004	1st Half 2003	Change
599	604	(5)	Generation and Energy Management	9	26	(17)
406	630	(224)	Networks, Infrastructure and Sales	37	50	(13)
80	129	(49)	Transmission networks	15	2	13
889	810	79	Telecommunications	134	66	68
86	99	(13)	Parent Company and Other activities	47	38	9

2,060	2,272	(212)	Total	242	182	60

Depreciation and amortization charges decline by euro 212 million (down 9.3%), determined as follows:

•	a euro 273 million decline recorded by the Networks, Infrastructure and Sales and Transmission networks divisions, primarily attributable to the mentioned review of the useful life of domestic electricity distribution and transmission networks;

•	euro 79 million increase registered in the Telecommunications sector, of which euro 55 million relating to the consolidation difference recorded on the acquisition (on July 1, 2003) of a 26.6% share in the capital stock of Wind held by France Telecom, and euro 24 million due prevalently to the development of the proprietary network;

•	euro 18 million decline in the remaining sectors.

Accruals and write-downs grow in the 1st Half of 2004 by euro 60 million (up 33%) due to the following:

•	a euro 68 million increase recorded by Telecommunications as a result of a euro 95 million increase in the write-down of receivables due to the review, over the 1st Half of 2003, of the risk profile of its receivables. Such increase is partly offset by lower accruals (down euro 27 million), as the turnover contribution on telecommunication services is no longer due;

•	a euro 13 million increase in accruals relating to Transmission networks regarding the estimated adjustment due on National Transmission Network fees as a result of the assessment, still pending, of the actual share owned in the Network;

•	a euro 21 million net decline in the remaining sectors.

Net financial expense, amounting to euro 566 million, is in line with the 1st Half of 2003 (euro 568 million). The slight decline in interest rates is in fact offset by the growth in average debt.

The equity expense amounts to euro 16 million and grows by euro 12 million on the 1st Half of 2003 (euro 4 million).

Net extraordinary items are positive by euro 732 million, up by euro 478 million on the 1st Half of 2003.

Extraordinary income amounts to euro 943 million and consists of the following:

•	euro 860 million related to the public offering of a 50% share in Terna’s capital stock in June 2004, including minority interests’ share in net income for the 1st Half of 2004;

•	adjustments of various nature relating to Wind, equal to euro 23 million;

•	release of euro 22 million from the Provision for restructuring costs, accrued in the previous year in the Real estate sector;

•	euro 14 million adjustments on income taxes for the previous year resulting from the definition of the tax treatment of some items, following clarifications not issued at the time at which the 2003 financial statements were prepared;

•	capital gains amounting to euro 4 million realized on the disposal of minor distribution networks;

•	extraordinary income and other items amounting to euro 20 million.

In the 1st Half of 2003, extraordinary gains amounted to euro 506 million, of which euro 359 million due to the capital gain on the disposal of Interpower.

Extraordinary expense amounted to euro 211 million and consisted of the following:

•	charges on early retirement incentives amounting to euro 61 million;

•	adjustments to the value of certain balance sheet items, amounting to euro 41 million, due to differences emerged upon the application of new company and tax regulations;

•	expenses incurred in conjunction with the public offering of 50% of Terna’s capital stock, amounting to euro 36 million;

•	charges relating to the tax amnesty amounting to euro 31 million;

•	adjustments, write-downs and other items of various nature relating to Wind, amounting to euro 16 million;

•	previous years’ taxes amounting to euro 4 million;

•	extraordinary charges of various nature, amounting to euro 22 million.

The extraordinary expense for the 1st Half of 2003 amounted to euro 252 million and included charges on early retirement incentives equal to euro 91 million and charges relating to the tax amnesty amounting to euro 83 million.

Income taxes for the first six months of 2004 amounted to euro 1,098 million, representing a 34.3% implied tax rate. The implied tax rate benefits primarily from the non taxability of the net gains from the initial public offering of a 50% share in Terna’s capital stock, as provided by new tax regulations regarding income and expense on equity investments.

In the same period in 2003, income taxes amounted to euro 794 million, with an implied tax rate was equal to 41.5% benefiting from the taxation of the capital gain on the disposal of Interpower at a substitute 19% rate, for which there existed a further benefit represented by the reversal of excess deferred tax provision made at the ordinary tax rate by the company disposed of.

Cash flows and debt

Cash flows for the 1st Half of 2004 and 2003 are shown in the Statement of Cash Flows that follows.

In millions of euro	1st Half
	2004	2003	Change
CASH FLOW FROM OPERATIONS
Net income (including minority interests)	2,099	1,119	980
Depreciation and amortization	2,060	2,272	(212)
Write-down of fixed assets	18	20	(2)
Net change in provisions (including termination indemnities)	(350)	(55)	(295)
Capital gains/losses and extraordinary items	(814)	(379)	(435)
Financial income	(161)	(209)	48
Financial expense	727	777	(50)
Income taxes	1,098	794	304
Cash generated by operations before changes in net current assets	4,677	4,339	338
(Increase)/Decrease:
Inventories	(193)	(471)	278
Receivables	(1,181)	508	(1,689)
Net position with Electricity Equalization Fund	76	79	(3)
Accruals and prepayments	69	57	12
Payables	471	(735)	1,206
Cash generated by operations	3,919	3,777	142
Interest and other financial income received	161	209	(48)
Interest and other financial expense paid	(727)	(762)	35
Income taxes paid	(824)	(208)	(616)
Cash generated by current operating activities	2,529	3,016	(487)
CASH FLOW FROM INVESTMENTS
Investments in intangible assets	(95)	(135)	40
Investments in tangible assets	(1,452)	(1,549)	97
Investments in consolidated subsidiaries (net of cash owned by acquired companies)	(60)	(51)	(9)
Investments in unconsolidated subsidiaries	(18)	(32)	14
Disposal of consolidated subsidiaries and business units	1,719	457	1,262
Disposal of tangible and financial assets	47	166	(119)
Other changes in fixed assets	41	(21)	62
Cash generated by (employed in) investing activities	182	(1,165)	1,347
CASH FLOW FROM FINANCING ACTIVITIES
Change in financial debt	(261)	1,610	(1,871)
Dividends paid	(2,195)	(2,183)	(12)
Increases in capital stock and reserves due to exercise of stock options	201	—	201
Capital increases contributed by third parties	5	103	(98)
Cash employed in financing activities	(2,250)	(470)	(1,780)
Payment of tax on freeing-up of reserves, revaluation of assets and tax amnesty charges	(570)	(279)	(291)
CASH FLOW GENERATED (EMPLOYED) IN THE YEAR	(109)	1,102	(1,211)
BEGINNING CASH BALANCE	452	400	52
ENDING CASH BALANCE	343	1,502	(1,159)

Changes in balance sheet items in the first six months of the year resulting from the initial public offering of a 50% share in the capital stock of Terna and of equity investments in the environmental services sector, the acquisition of Sicilmetano, Sicilmetano Energy and equity investments in companies active in the generation of electricity from renewable resources in North America, are shown in the table that follows:

	Companies	Companies
In millions of euro	acquired and	sold and
	consolidated	deconsolidated
Goodwill and consolidation differences	13	—
Intangible assets	34	3
Tangible assets	61	24
Financial assets	(19)	2
Total assets	89	29
Net current assets	1	9
Provisions and other items	(13)	824
Net financial (debt)/assets	(17)	(8)
Gains from the initial public offering of a 50% share in Terna’s capital stock	—	860
Total purchase/sale price	60	1,714
Cash of companies acquired/sold	—	—

Net cash flow	60	1,714

Cash generated by current operating activities in the 1st Half of 2004 is equal to euro 2,529 million, as compared with euro 3,016 million in the 1st Half of 2003. The euro 487 million decline in the cash flow is due to the following factors:

•	a euro 338 million increase in cash generated by operating activities before changes in net current assets; such increase is smaller than that registered by the gross operating margin (up euro 664 million) due to the reversal, carried out in the first six months of 2004, of the accrual made in previous years against the annual charge on telecommunications activities (turnover contribution);

•	lower contribution, down euro 196 million, of changes in net current assets;

•	a euro 616 million increase in income taxes paid and a euro 13 million increase in net financial charges paid. Income taxes paid are influenced primarily by the mechanism through which advances are determined, based on taxes for the previous year. Higher payments in the 1st Half of 2004 are affected by the growth in taxable income in 2003 on 2002, in addition to the positive balance at the end of 2002 that was retrieved through lower payments in 2003.

Cash generated by investing activities amounts to euro 182 million, up from a cash employment of euro 1,165 million in the 1st Half of 2003. The decline in cash requirements was therefore equal to euro 1,347 million.

Capital expenditure in tangible and intangible assets declines by euro 137 million due to the nearing completion in the first half of the year of high and very-high voltage power lines in Brazil and declining needs for the expansion of the telecommunications network due to the renegotiation of contracts with main suppliers of mobile telecommunication network equipment.

The outflow for the acquisition of consolidated subsidiaries (net of cash held by acquired companies) amounts in the 1st Half of 2004 to euro 60 million, up euro 9 million on the same period in the previous year. The outflows for the period relate to the acquisition of Sicilmetano and Sicilmetano Energy operating in the gas sector (euro 40 million) and the acquisition of equity investments in companies operating in the sector of electricity generation from renewable resources in North America (euro 20 million).

Proceeds from the disposal of consolidated subsidiaries and business units in the 1st Half of 2004 amounted to euro 1,719 million (of which euro 1,714 million relating to companies sold and deconsolidated), as compared with euro 457 million in the same period in 2003 (up euro 1,262 million). The initial public offering of 50% of Terna’s capital stock in the 1st Half of 2004 generated proceeds amounting to euro 1,700 million, while the disposal of equity investments in the environmental services sector generated proceeds amounting to euro 14 million. The sale of electricity distribution networks in the 1st Half of 2004 generated a cash flow of euro 5 million, as compared with euro 55 million in the 1st Half of 2003.

Financing activities for the 1st Half of 2004 include a cash outflow of euro 2,195 million relating to dividends distributed by the Parent Company on 2003 net income, in addition to a non-recurring tax expense of euro 570 million, of which euro 462 million due to the revaluation of assets carried out in 2003, euro 83 million due to the freeing-up of reserves carried out in 2002, and euro 25 million to the tax amnesty for the 2002 fiscal year.

The outlay for non-recurring taxes and dividends generated needs amounting to euro 2,765 million, covered by cash generated by current operating activities, amounting to euro 2,529 million, by the increase in capital stock and reserves for the exercise of stock options and minority shareholders’ capital contributions amounting to a total of euro 206 million, in addition to cash generated by investing activities amounting to euro 182 million. The resulting euro 152 million surplus represents the balance between the decline in financial debt (down euro 261 million), and the decline in the cash balance (down euro 109 million). As it concerns only financing activities in the 1st Half of 2004, such decline in debt does not include the impact of changes in the scope of consolidation and exchange rate differences, representing the net effect of the euro 1,051 million increase in medium- and long-term debt and the euro 1,312 million decline in net short-term debt.

Changes in medium- and long-term debt include the reimbursement in the first six months of 2004 of a euro 2,000 million bond issue carried out by Enel Investment Holding BV expiring in June, in addition to a euro 550 million decline in uses of 36-month credit lines and the repayment of other loans expiring, prevalently of the Parent Company.

In the 1st Half of 2004, two euro 750 million bond issues having respectively a 7 and 20-year maturity were issued in the context of Medium Term Notes program already reviewed upwards in 2003, bringing the maximum amount of bond issues from euro 7.5 billion to euro 10 billion. New debt includes euro 150 million of funds drawn by Wind on two Facility Agreements underwritten with a pool of banks on September 28, 2001 and December 4, 2001 to finance capital expenditure on the network.

Short-term debt (net of factoring receivables and other minor financial receivables) decreases by euro 1,320 million, of which euro 1,312 million due to operations. The use of short-term borrowing facilities ensured flexible financing, allowing to take advantage of the decline in interest rates for shorter maturities.

Net financial debt at June 30, 2004 and changes from December 31, 2003 are shown in the table below:

In millions of euro
	at June 30, 2004	at Dec. 31, 2003	Change
Medium- and long-term debt:
— Bank loans	10,596	11,215	(619)
— Bonds	8,841	7,171	1,670
— Other loans	169	146	23
Medium- and long-term debt	19,606	18,532	1,074
— Own bonds and other items	(542)	(532)	(10)
— Medium- and long-term guarantee deposits	(1,525)	(1,528)	3
Net medium- and long-term debt	17,539	16,472	1,067
Short-term debt:
Bank loans:
— Short-term portion of medium- and long-term debt	658	736	(78)
— Use of revolving credit lines	400	1,172	(772)
— Other short-term bank debt	2,822	1,999	823
	3,880	3,907	(27)
Bonds (short-term portion)	1,262	3,260	(1,998)
Other loans (short-term portion)	12	20	(8)
Commercial paper	2,019	1,457	562
Other short-term financial loans	4	4	—
Short-term debt	7,177	8,648	(1,471)
Factoring receivables	(331)	(487)	156
Financial receivables from associates	(12)	(7)	(5)
Cash at banks and marketable securities	(343)	(452)	109
Net short-term financial debt	6,491	7,702	(1,211)

NET FINANCIAL DEBT	24,030	24,174	(144)

Changes in net financial debt shown in the Statement of cash flows above are detailed in the table below:

			Companies	Companies	Exchange-
		Current	acquired and	sold and	rate
In millions of euro		operations	consolidated	deconsolidated	differences
	at Dec. 31,					at June 30,
	2003					2004
Medium- and long-term debt	(16,472)	(1,051)	(19)	—	3	(17,539)
Short-term debt net of financial receivables	(8,154)	1,312	(1)	11	(2)	(6,834)
Cash at banks and marketable securities	452	(111)	3	(3)	2	343

	(7,702)	1,201	2	8	—	(6,491)

Net financial debt	(24,174)	150	(17)	8	3	(24,030)

Main factors affecting change in net financial debt are shown in the table that follows:

In millions of euro

Net financial debt at Dec. 31, 2003		(24,174)
Cash generated by current operating activities		2,529
Capital expenditure in tangible and intangible assets		(1,547)
Purchase of Sicilmetano and Sicilmetano Energy	(44)
Purchase of equity investments in the renewable resources generation sector (North America)	(33)
Investments in unconsolidated subsidiaries	(18)
Initial public offering of a 50% share in Terna’s capital stock	1,700
Disposal of equity investments in the environmental services sector	22
Other divestments and changes	91

Cash flow from extraordinary operations		1,718
Dividends paid	(2,195)
Increase in capital stock and reserves due to exercise of stock options	201
Capital increases contributed by third parties	5

Cash flows from own capital		(1,989)
Substitute tax on freeing-up of reserves, revaluation of assets and tax amnesty charges		(570)
Exchange-rate differences on financial debt		3

Total changes		144

Net financial debt at June 30, 2004		(24,030)

Balance Sheet

A reclassified Balance Sheet at June 30, 2004 and December 31, 2003 is reported in the table that follows:

In millions of euro
	at June 30, 2004	at Dec. 31, 2003	Change
Net fixed assets:
— Tangible and intangible	50,215	50,731	(516)
— Financial	480	531	(51)
Total	50,695	51,262	(567)
Net current assets:
— Trade receivables	8,150	6,991	1,159
— Inventories	4,404	4,211	193
— Other assets and net receivables from Electricity Equalization Fund	991	986	5
— Net tax receivables (payables)	513	(780)	1,293
— Trade payables	(6,280)	(5,835)	(445)
— Other liabilities	(7,754)	(7,627)	(127)
Total	24	(2,054)	2,078
Gross capital employed	50,719	49,208	1,511
Provisions:
— Employee termination indemnity	(1,194)	(1,298)	104
— Retirement benefits	(457)	(462)	5
— Net deferred taxes	(1,578)	(476)	(1,102)
— Other provisions	(1,200)	(1,483)	283
Total	(4,429)	(3,719)	(710)
Net capital employed	46,290	45,489	801
Group Shareholders’ Equity	21,165	21,124	41
Minority interests	1,095	191	904
Total Shareholders’ Equity	22,260	21,315	945
Net financial debt	24,030	24,174	(144)

TOTAL	46,290	45,489	801

Net fixed assets decline by euro 567 million.

Tangible and intangible assets decline by euro 516 million due primarily to the following:

•	capital expenditure for the first six months of the year amounting to euro 1,547 million, of which euro 1,452 million relating to tangible assets and euro 95 million to intangible assets;

•	a euro 81 million increase due to changes in the scope of consolidation, of which euro 36 million relating to companies operating in the sector of electricity generation from renewable resources in North America, euro 25 million to the new scope of activity in the gas sector, and euro 20 million to Wisco, a company operating in the water sector. These amounts include the respective consolidation differences amounting to euro 13 million;

•	a depreciation expense for the 1st Half of the year amounting to euro 2,060 million;

•	disposals amounting to euro 26 million and negative adjustments amounting to euro 7 million due to the translation into euro of amounts expressed in foreign currency (mainly Brazilian reais and US dollars);

•	other reductions amounting to euro 51 million.

Financial assets decline by euro 51 million mainly as a result of the retrieval of withholding taxes on termination indemnities (euro 21 million), and the write-down of equity investments in associates and other companies (euro 22 million).

Net current assets, having a negative balance of euro 2,054 million at the end of 2003, amount to positive euro 24 million at June 30, 2004. The change, equal to euro 2,078 million, is due mainly to the following factors:

•	a euro 1,159 million increase in trade receivables in the electricity sector, due to the mentioned start of operation of the Pool Market. The growth is partly offset by a decline in receivables in other sectors and from foreign operations of the Engineering and Contracting sector, in addition to the lower volume of fuels traded;

•	euro 193 million growth in inventories, attributable prevalently to the growth in contract work carried out by the Engineering and Contracting sector;

•	a euro 1,293 million decline in net tax position from a debt of euro 780 million at the end of 2003, to a credit of euro 513 million at June 30, 2004, determined by the following factors:

–	the payment of euro 728 million of income taxes;

–	the payment of euro 462 million for substitute taxes on fixed asset revaluations, euro 86 million on capital gains on disposals in the electricity and real estate sector, in addition to the payment of euro 83 million on the freeing-up of accelerated depreciation reserves;

–	euro 57 million increase in VAT payable.

•	euro 445 million increase of trade payables due primarily to the start of operation of the Pool Market, partly offset by the result of investment activities;

•	euro 122 million increase in other liabilities, net of the increase in other assets, due mainly to the growth in advances received from Engineering and Contracting customers.

Provisions grow by euro 710 million, of which euro 1,102 million due to the increase in the deferred tax provision (recorded net of deferred tax assets), partly offset by the euro 392 million net decline in other provisions. The deferred tax provision includes the tax expense for the first six months of the year. The decline in risk provisions is due primarily to the reversal of euro 194 million of accruals made in previous years relating to the contribution due on telecommunication services.

Net capital employed grows from euro 45,489 million at December 31, 2003 to euro 46,290 million at June 30, 2004, up euro 801 million. Shareholders’ Equity (Group and minority interests) amounts to euro 22,260 million and net financial debt is equal to euro 24,030 million. The debt to equity ratio is equal to 1.08 (1.13 at December 31, 2003).

Operating review

Results by Division

In millions of euro	1st Half
	2004	2003	Change
Generation and Energy Management
Revenues	6,029	6,193	(164)	–2.6%
Gross operating margin	2,007	1,805	202	11.2%
Operating income before amortization of goodwill	1,425	1,198	227	18.9%
Operating income	1,399	1,175	224	19.1%
Networks, Infrastructure and Sales
Revenues	9,986	10,244	(258)	–2.5%
Gross operating margin	1,958	1,751	207	11.8%
Operating income before amortization of goodwill	1,538	1,096	442	40.3%
Operating income	1,515	1,071	444	41.5%
Transmission networks
Revenues	519	450	69	15.3%
Gross operating margin	347	306	41	13.4%
Operating income	252	175	77	44.0%
Telecommunications
Revenues	2,408	2,123	285	13.4%
Gross operating margin	814	480	334	69.6%
Operating income before amortization of goodwill	69	(173)	242	139.9%
Operating income	(209)	(396)	187	47.2%
Services and Other activities
Revenues	1,004	1,259	(255)	–20.3%
Gross operating margin	182	256	(74)	–28.9%
Operating income before amortization of goodwill	61	134	(73)	–54.5%
Operating income	60	134	(74)	–55.2%
Parent Company
Revenues	504	540	(36)	–6.7%
Gross operating margin	97	120	(23)	–19.2%
Operating income	86	105	(19)	–18.1%
Adjustments and elisions
Revenues	(3,502)	(5,388)	1,886	—
Gross operating margin	(56)	(33)	(23)	—
Operating income before amortization of goodwill	(56)	(33)	(23)	—
Operating income	(56)	(33)	(23)	—
Total
Revenues	16,948	15,421	1,527	9.9%
Gross operating margin	5,349	4,685	664	14.2%
Operating income before amortization of goodwill	3,375	2,502	873	34.9%
Operating income	3,047	2,231	816	36.6%

Generation and Energy Management

The division includes electricity generation and energy related activities in Italy and abroad, managing the following areas:

•	Electricity:

–	generation in Italy through Enel Produzione (thermal and hydroelectric power) and Enel Green Power (geothermal, wind and hydroelectric power);

–	sale on the domestic market to “large electricity users” (end users with an annual consumption in excess of 100 million kWh) and wholesalers, through Enel Trade;

–	trading on international markets, also through Enel Trade.

•	Energy products, through Enel Trade:

–	procurement of energy products for all Group activities (electricity generation, trading, sale of natural gas to end users);

–	sale of natural gas to “distributors”;

–	trading on international markets.

•	Logistic Services, through Enel Logistica Combustibili.

•	Technologies linked to the development of alternative energy resources, through Conphoebus.

•	Generation of electricity abroad, through Viesgo Generaciòn and Enel Unión Fenosa Renovables (Spain), Maritza (Bulgaria), Enel North America (North America) and Enel Latin America (Central and South America).

At December 31, 2003 and in the 1st Quarter of 2004, foreign electricity generation activities were included in the International operations division. In the 2nd Quarter of 2004, such activities were reattributed to the Generation and Energy Management division. For a like-for-like comparison, figures for the 1st Half of 2003 relating to foreign generation companies have therefore been reattributed to the Generation and Energy Management division.

Generation and Energy Management

In millions of euro	1st Half
	2004	2003		Change
Domestic operations
Revenues	5,766	5,967		(201)	–3.4%
Gross operating margin	1,905	1,711		194	11.3%
Operating income before amortization of goodwill	1,372	1,151		221	19.2%
Operating income	1,372	1,150		222	19.3%
International operations
Revenues	275	236		39	16.5%
Gross operating margin	102	94		8	8.5%
Operating income before amortization of goodwill	53	47		6	12.8%
Operating income	27	25		2	8.0%
Elisions
Revenues	(12)	(10)		(2)	—
Total
Revenues	6,029	6,193		(164)	–2.6%
Gross operating margin	2,007	1,805		202	11.2%
Operating income before amortization of goodwill	1,425	1,198		227	18.9%
Operating income	1,399	1,175		224	19.1%
Net capital employed	15,129	14,458	(1)	671	4.6%
Employees at period-end (no.)	11,012	11,196	(1)	(184)	–1.6%
Capital expenditure	376	286		90	31.5%

(1)	At December 31, 2003.

Domestic operations

Regulatory aspects

Start of operation of the Pool Market

At the end of March 2004, the Authority adopted a number of measures that define major rules for the start of merit order dispatching of electricity and of the organized market for electricity (the Pool Market) for the period between April 1 and December 31, 2004.

With Resolution no. 48, dated March 27, 2004, the Authority set fundamental rules for the merit order dispatching of electricity for the period between April 1 and December 31, 2004. The selection of generation plants is based on prices bid by electricity producers in the Pool Market.

Auctions held by the Single Buyer

In accordance with ministerial guidelines and criteria indicated in Authority Resolution no. 21, dated February 24, 2004 (amended by Resolution no. 49, March 27, 2004), in March 2004 the Single Buyer published the terms of the auction for the bidding on the basis of discounts over a base price for both “Bilateral contracts” and “Contracts for differences”.

The auction for “Bilateral contracts” involved 4,800 MW of total generation capacity, divided into “electricity zones”, for electricity to be distributed over the Italian territory.

Operators made their bids on the basis of a percentage discount with reference to the base price of the auction. Operators who made winning bids were recognized the discounted price bid, in addition to a fixed component aimed at covering fuel prices (Ct parameter) applicable for April 2004, and remaining constant through December 31, 2004. Contracts awarded have a fixed term from April 1 (starting date of merit order dispatching) to December 31, 2004.

“Contracts for differences” are awarded by zone and subdivided into four types according to the time of the day at which the Single Buyer acquires electricity in the Pool Market. Contracts awarded have a fixed term from April 1 to December 31, 2004.

Enel won 3,620 MW of “Bilateral contracts”, and 15.3 TWh for “Contracts for differences”.

In July, Enel participated to another auction for the awarding of “Contracts for differences” with a term from July 1 to December 31, 2004, winning 12.6 TWh.

Regulated sale prices

Authority Resolution no. 20 dated February 19, 2004, modified the wholesale price of electricity for the regulated market and introduced a number of mechanisms which would reduce tariffs recognized to electricity producers for the months of March-May 2004. Enel and other operators appealed the said Resolution to the Lombardy Regional Administrative Court that subsequently suspended its application.

Inquiries of the Authority

On April 1, the Authority for Electricity and Gas initiated, through the issue of Resolution no. 54/04, an inquiry on the lack of availability of generation capacity that led to the disruptions of supply occurred on June 26, 2003. The Authority believes that Enel Produzione should have made available to the system about 2,300 MW of generation capacity that was “halted for periods longer than those planned for normal maintenance and upgrade”, as these are generation plants that benefit from the retrieval of stranded costs. Enel Produzione initiated procedures to contest the arguments put forth by the Authority. The inquiry is currently underway.

Through Resolution no. 84/04, the Authority initiated an inquiry on prices in the Pool Market on the 7-10th of June, 2004. The investigation is aimed at determining weather the increases that took place in these days, and in particular the spreads between the different zones of the Country and the average national price, can be attributed to events occurring at such time (congestion on the network or unavailability of generation plants), or the exercise of market power by operators active in the generation of electricity that enjoy a dominant position with regards to the offer of electricity in particular zones and nationwide.

In June 2004, the Authority circulated two draft resolutions. The first resolution is aimed at promoting competition in the electricity market and at preventing possible price increases due to dominant positions, while the second is aimed at keeping fees for the assignment of international dispatching rights low.

Electricity generation

Enel net domestic electricity generation

In millions of kWh	1st Half
	2004		2003		Change
Thermal	43,951	71.2%	49,130	74.3%	(5,179)	–10.5%
Hydroelectric	15,098	24.4%	14,439	21.8%	659	4.6%
Geothermal	2,587	4.2%	2,495	3.8%	92	3.7%
Other resources	108	0.2%	33	0.1%	75	227.3%

Total	61,744	100.0%	66,097	100.0%	(4,353)	–6.6%

Net electricity generation in the 1st Half of 2004 amounted to 61.7 billion kWh, declining by 6.6% on the same period in 2003. Thermal generation declined by 10.5% (down 5.2 billion kWh), representing 71.2% of total net electricity generation (down from 74.3% in the 1st Half of 2003).

Hydroelectric generation grew by 4.6% (up 0.7 billion kWh) as a result of the better water supply as compared to the first six months of 2003.

The increase in geothermal generation (up 0.1 billion kWh, representing a 3.7% increase) is due to the coming into service both of new and revamped generation plants.

Generation from other resources trebled due to the contribution of new wind plants.

Contribution to gross thermal generation

In millions of kWh	1st Half
	2004		2003		Change
High-sulfur content fuel oil (S>0.5%)	4,194	9.0%	3,912	7.5%	282	7.2%
Low-sulfur content fuel oil (S<0.5%)	6,171	13.2%	8,812	16.9%	(2,641)	–30.0%
Total fuel oil	10,365	22.2%	12,724	24.4%	(2,359)	–18.5%
Natural gas	18,379	39.5%	22,922	44.0%	(4,543)	–19.8%
Coal	16,603	35.7%	14,800	28.4%	1,803	12.2%
Orimulsion and other fuels	1,202	2.6%	1,637	3.2%	(435)	–26.6%

TOTAL	46,549	100.0%	52,083	100.0%	(5,534)	–10.6%

The breakdown above shows a significant reduction in generation from fuel oil and natural gas due to changes in the price of the related commodities and a corresponding increase in electricity generated from coal, favored by the increased availability of coal-fired generation plants. Enel’s generation plants are currently characterized by a lower proportion of traditional oil/gas fired plants, replaced with high-efficiency combined-cycle ones, among which the Priolo Gargallo and Pietrafitta groups, and the fourth group at La Casella that came into full operation in the first six months of the year.

The Veneto Region renewed for one year the authorization for the experimental use of fuel produced from the firing of waste together with coal in the Fusina plant.

Capital expenditure and plants

Expenditure on plant and equipment in Italy

In millions of euro	1st Half
	2004	2003	Change
Thermal plants	186	168	18	10.7%
Hydroelectric plants	67	22	45	204.5%
Geothermal plants	16	22	(6)	–27.3%
Other resources	11	10	1	10.0%

Total	280	222	58	26.1%

The increase in capital expenditure on the 1st Half of 2004 is due primarily to the extraordinary maintenance and revamping of hydroelectric plants. Capital expenditure on hydroelectric plants includes also work carried out in compliance with safety and environmental regulations (reconstruction of water conducts, environmental impact work, etc.).

The growth in capital expenditure on thermal plants is connected with the start of the conversion of the Torre Valdigia Nord plant to coal, the ongoing conversion to combined-cycle technology of a section of the Termini Imerese plant, the construction of a fluid bed at the Sulcis power plant, in addition to the environmental work on the Fusina plant.

Net efficient domestic generation capacity

	Enel	Enel
MW	Produzione	Green Power	Total	Total
			at June 30,	at Dec. 31,
			2004	2003	Change
Thermal plants	26,834	—	26,834	26,719	115
Hydroelectric plants	12,898	1,414	14,312	14,330	(18)
Geothermal plants	—	658	658	666	(8)
Renewable resources	—	139	139	131	8

Total	39,732	2,211	41,943	41,846	97

The increase in net efficient domestic generation capacity of Enel is due primarily to the coming into operation in the 1st Half of 2004 of new combined-cycle sections (Termini Imerese and Alessandria), resulting in a 567 MW increase in generation capacity, offset in part by sections decommissioned as part of revamping work accounting for a reduction of 452 MW.

Operating performance

Revenues of the Generation and Energy Management Division for the 1st Half of 2004 amount to euro 5,766 million, declining by euro 201 million (down 3.4%) on the same period in 2003 due to the following factors:

•	lower revenues from the sale of fuel for trading, down euro 350 million, due to the expiration in the last months of 2003, a few months after their leaving the Group, of supplies contracts with Eurogen (currently Edipower) and Interpower (currently Tirreno Power);

•	a reduction in Electricity Equalization Fund contributions which, in the 1st Half of 2003, included euro 60 million relating to contributions recognized on previous years’ generation of plants falling under the incentives of CIP Resolution no. 6/92, no longer present in 2004;

•	a reduction in electricity generation (down 6.6%) partly offset by revenues generated on the new ancillary services market, with a net impact amounting to about euro 40 million;

•	euro 221 million increase in revenues on electricity trading activities carried out by Enel Trade on the Italian market with third parties and the Sales division;

•	a euro 42 million increase in sales of natural gas to the Sales Division as a result of the wider scope of activity and the concentration of procurement activities in Enel Trade.

Gross operating margin for the 1st Half of 2004 amounts to euro 1,905 million (up euro 194 million, or 11.3%) on euro 1,711 million in the same period in 2003, due to the improvement in the fuel mix, with a higher use of coal, and the positive effect of new revenues earned on the ancillary services market, that more than offset lower margins caused by the strong contraction of thermal electricity sold.

Operating income grows from euro 1,150 million in the 1st Half of 2003, to euro 1,372 million in the same period in 2004 (up euro 222 million, or 19.3%), benefiting with respect to the gross operating margin, of lower depreciation and amortization charges (down euro 21 million) and accruals (down euro 7 million).

International operations

Main changes in the scope of consolidation from the 1st Half of 2003 in International operations are limited to:

•	Maritza (electricity generation in Bulgaria), consolidated from April 1, 2003;

•	Enel Unión Fenosa Renovables (electricity generation from renewable resources in Spain), acquired at the end of December 2003.

Net efficient generation capacity installed abroad

	Enel	Enel	Viesgo	E.U. Fenosa
MW	North America	Latin America	Group	Renovables	Maritza
						at June 30,	at Dec. 31,
						2004	2003	Change
Thermal	—	—	1,599	—	549	2,148	2,324	(176)
Hydroelectric	265	183	604	88	—	1,140	1,146	(6)
Wind	67	24	—	286	—	377	341	36
Biomass and biogas	25	—	—	—	—	25	25	—
Cogeneration	—	—	—	61	—	61	62	(1)

Total	357	207	2,203	435	549	3,751	3,898	(147)

The decline in net generation capacity is due to the partial unavailability of the Maritza plant due to revamping and environmental work.

Revenues for the first six months of 2004 amount to euro 275 million, up euro 39 million on the same period in 2003. The increase is due to Enel Unión Fenosa Renovables that in the first six months of the year recorded revenues amounting to euro 23 million, and Maritza, whose revenues increase by euro 16 million. The euro 6 million growth of revenues reported by Enel Latin America, due primarily to the 98 million kWh increase in energy generated, is offset by the reduction in revenues recorded by Viesgo Generaciòn as a result of a decline in the average sale price of electricity. Revenues of Enel North America were instead stable, despite a slight decline in electricity generated (down 7 million kWh).

Net electricity generation of international operations in the first six months of 2004 amounts to 5,524 million kWh.

Gross operating margin amounts to euro 102 million, up euro 8 million on the first six months of 2003. Enel Latin America’s gross operating margin improved by euro 5 million, growing from euro 10 million to euro 15 million in the first six months of 2004. Viesgo Generaciòn reported a gross operating margin of euro 41 million, as compared with euro 50 million in the first six months of 2003. The decline is due mainly to the mentioned decline in the average sale price and to lower hydroelectric generation. Gross operating margin reported by Enel Unión Fenosa Renovables amounts to euro 13 million.

Enel North America and Maritza’s gross operating margins were instead stable (amounting respectively to euro 16 and 17 million, as compared with euro 18 and 16 million in the first six months of 2003).

Operating income amounts to euro 27 million, up euro 2 million on the first six months of 2003. The improvement is correlated to the consolidation of Enel Unión Fenosa Renovables (euro 4 million) and improvements recorded by Enel North America (euro 6 million) and Enel Latin America (euro 5 million), partly offset by the euro 12 million decline recorded by Viesgo, reflecting the reduction in the gross operating margin.

Capital expenditure in the first six months of the year on generation plants abroad amounts to euro 88 million, of which euro 58 million due to the revamping and environmental upgrade on the Maritza plant.

Networks, Infrastructure and Sales

Enel structure includes two specific operating divisions:

•	Sales, developing an integrated offer of products and services in the field of electricity and gas through specialized distribution channels;

•	Networks and Infrastructure, that includes electricity and gas network operations.

Due to the current transitional stage leading to the adoption of rules for the unbundling of the above activities, in the analysis that follows they are considered jointly, separating the electricity and gas sector.

Networks, Infrastructure and Sales

In millions of euro	1st Half
	2004	2003		Change
Electricity — Domestic operations
Revenues	8,975	9,339		(364)	–3.9%
Gross operating margin	1,758	1,576		182	11.5%
Operating income before amortization of goodwill	1,399	982		417	42.5%
Operating income	1,399	982		417	42.5%
Electricity — Foreign operations
Revenues	210	161		49	30.4%
Gross operating margin	33	32		1	3.1%
Operating income before amortization of goodwill	18	15		3	20.0%
Operating income	18	15		3	20.0%
Electricity — Total
Revenues	9,185	9,500		(315)	–3.3%
Gross operating margin	1,791	1,608		183	11.4%
Operating income before amortization of goodwill	1,417	997		420	42.1%
Operating income	1,417	997		420	42.1%
Gas
Revenues	803	744		59	7.9%
Gross operating margin	167	143		24	16.8%
Operating income before amortization of goodwill	121	99		22	22.2%
Operating income	98	74		24	32.4%
Elisions
Revenues	(2)	—		(2)	—
Networks, Infrastructure and Sales — Total
Revenues	9,986	10,244		(258)	–2.5%
Gross operating margin	1,958	1,751		207	11.8%
Operating income before amortization of goodwill	1,538	1,096		442	40.3%
Operating income	1,515	1,071		444	41.5%
Net capital employed	12,778	11,981	(1)	797	6.7%
Employees at period-end (no.)	35,660	36,826	(1)	(1,166)	–3.2%
Capital expenditure	758	821		(63)	–7.7%

(1)	At December 31, 2003.

Electricity

For an analysis of results, electricity distribution and sale activities managed by foreign subsidiaries previously included in the International operations division, no longer present at June 30, 2004, were separated.

Electricity — Domestic operations

The sector includes:

•	Enel Distribuzione (electricity distribution network serving the free and regulated market; sale of electricity on the regulated market);

•	Deval (activities similar to those of Enel Distribuzione but limited to the Valle d’Aosta Region);

•	Enel Energia (sale of electricity on the free market to customers with an annual consumption below 100 million kWh);

•	Enel Sole (public and art lighting) and Enel.si (franchising).

Tariffs and tariff adjustments

In the 1st Half of 2004, the Authority for Electricity and Gas issued several regulations regarding tariffs and tariff adjustments, the Pool Market and the continuity and quality of service.

Through Resolution no. 5/04 dated January 30, 2004, the Authority set tariffs for the transmission, distribution, metering and sale of electricity for the period between February 1, 2004 and December 31, 2007. The resolution complies with the provisions of Law no. 290/03, establishing the following principles:

•	the Authority must adopt criteria that include the revaluation of infrastructure;

•	the Authority must set a risk-free rate of interest not below the yield of long-term Government Bonds, in addition to an even distribution between customers and electricity companies in the passing-on of efficiency gains achieved in excess of objectives set by the price-cap mechanism, applied to the sole tariff components covering operating costs and depreciation.

According to estimates supplied by the Authority, tariff changes for 2004 will result in a reduction in the tariff component relating to the transmission, distribution, metering and sale of electricity equal to 4.6% in real terms, while for years 2004-2007 the change is expected to result in a 13% reduction in real terms of the tariff component relating to the transmission, distribution, metering and sale of electricity.

The tariff reduction for 2004 was determined through a mechanism for the allocation between companies and consumers of productivity gains achieved by companies in excess of the objective set in the first regulatory period (4% per year).

Contrary to the method used for years 2000-2003, based on the value of the networks and the related depreciation expense recorded in the statutory accounts, the method now applied makes reference to the historical cost of infrastructure, revalued annually. The useful life considered by the Authority to determine the depreciation expense to be recognized in the tariff was increased to bring it into line with the useful life of plant and equipment.

Tariff regulations attribute to Enel’s distribution networks a total estimated value of about euro 20 billion.

The return on capital recognized in the tariff is set at 6.8% for distribution networks, and at 8.4% for the metering service and the supply of the electricity purchase and sale service for the regulated market.

Tariffs for the transmission and distribution of electricity are updated subject to the application of a price-cap, applied exclusively to the portion of tariff parameters aimed at remunerating operating costs (including depreciation). The annual rate of reduction of operating costs and depreciation was reduced from the previous regulatory period (in which it was set at 4%), and is currently equal to 3.5% for the distribution service.

New regulations do not provide for the application of the price-cap mechanism for the portion of tariff components that remunerate capital employed. Such components are reviewed annually to keep into account changes in the rate at which gross fixed assets are discounted, the expected percentage change in electricity demand and the change in net capital expenditure.

The new Integrated Text provides also for:

•	the possibility for the distributor to define autonomously the price for the supply of electricity to end users, both in the free and regulated market, other than households, in compliance with constraints on revenues set by the Authority for Electricity and Gas, in line with norms applicable to the first regulatory period;

•	the application of tariffs set by the Authority for the transmission, metering, purchase and sale of electricity for the regulated market;

•	the application of tariffs set by the Authority for household customers, divided into a tariff (D2) for the supply of electricity to resident customers, with power supplies up to 3 kW, and a tariff (D3) for all other household customers;

•	the possibility for distributors to offer further tariff plans over those set by the Authority, subject to the approval by the same.

The Integrated Text issued by the Authority regulates also the sale to distributors of electricity for the regulated market, procured by the Single Buyer.

The set of regulations, effective April 1, 2004 — at the same time the Pool Market became operational — provides for the sale price of electricity to distributors for resale to non-eligible customers to be set for each month at the average of unit costs incurred by the Single Buyer to acquire electricity in the Pool Market or through bilateral contracts, in addition to the hedging through derivative contracts of the price risk on operations concluded in the Pool Market.

The sale price of electricity for distributors for the resale to non-eligible customers is instead set by the Authority on a quarterly basis.

Possible differences borne by distributors between revenues from the sale of electricity to end users in the regulated market and costs incurred for the purchase by the Single Buyer of the same electricity will be subject to an equalizing mechanism.

The Integrated Text provides moreover distribution cost equalizing mechanisms that take into account factors specific to each distribution company. Such mechanisms are partly based on cost parameters and partly on specific assessments that will be carried out by the Authority for each distributor.

Connection fees and fixed fees will be reduced in 2004 by 3.7% and will subsequently be subject to an annual reduction in real terms of 3.5% (price-cap). The Authority has also launched a survey of costs borne by distributors in view of a restructuring of regulations for this service.

With Resolution no. 20/04, the Authority reduced for the month of March 2004 the wholesale price of electricity (price at which electricity is sold to distributors) and the sale price to end-users in the regulated market.

Enel and other operators appealed the resolution to the Lombardy Regional Administrative Court, obtaining its annulment.

Moreover, with resolutions no. 46/04 and 103/04, the Authority reviewed electricity tariffs for the 2nd and 3rd Quarter of 2004. The review did not involve the transport, distribution and metering components.

A 1% tariff reduction for the household sector (down 0.9% for the national average) was resolved for the 2nd Quarter of 2004, bringing the average national tariff, net of taxes, to €¢10.04 per kWh. For the 3rd Quarter of 2004, the Authority resolved a 1.2% increase for the household sector (a 1.4% increase for the national average), determining an average national tariff, net of taxes, of €¢10.18 per kWh.

With resolution no. 98/04 the Authority approved proposed tariff plans submitted by distributors for the next six months of 2004.

Among tariff plans for households approved for the next six months is the two tier (time-band) rate offered by Enel Distribuzione (tariffa Due).

Continuity and quality of service

With Resolution no. 4/04, the Authority approved regulations regarding the quality of the distribution, metering and sale of electricity for years 2004-2007. New rules on quality standards regulate both the continuity of service and trade relationships between consumers and companies that supply the service.

Regulatory aspects

With regards to the free market, with Resolution no. 107/04 dated June 30, 2004, the Authority recognized the eligibility of all non-household end users (about 7 million customers) starting from July 1, 2004, as provided by EU Directive no. 54/2003. Terms for the access are currently being set. The Authority confirmed the information requirements for the suppliers of the service, who shall communicate the new opportunity to their customers with the first bill issued subsequent to July 1, 2004.

With reference to the prize and penalty system for the quality of service supplied (identified with the continuity of service) litigation with the Authority on such issues initiated with Enel Distribuzione’s appeal to the Lombardy Regional Administrative Court for years 1998 and 1999 was concluded. The State Council granted the appeal filed by Enel Distribuzione, declaring extinguished the obligation arising from the euro 46.5 million fine imposed by the Authority following the payment of the reduced amount of euro 52,000 made by the company.

Capital expenditure and networks

Capital expenditure on electricity distribution networks

In millions of euro	1st Half
	2004	2003	Change
High voltage	67	87	(20)	–23.0%
Medium voltage	187	203	(16)	–7.9%
Low voltage	393	383	10	2.6%

Total	647	673	(26)	–3.9%

The decline in capital expenditure on electricity distribution networks is limited to the high- and medium-voltage lines.

The growth in capital expenditure on low-voltage networks is linked to the progress of the Digital Meter project, in the context of which about 3.9 million meters were replaced in the first six months of the year, thus reaching a total of 17.3 million digital meters installed, of which 13.7 million already linked to the company’s remote terminals (2.8 million already providing readings).

Electricity distribution networks

	km	no.	km	no.	km	no.
	at June 30, 2004		at Dec. 31, 2003		Change
High-voltage lines	19,331	—	19,336	—	(5)	—
Primary cabins	—	1,990	—	1,996	—	(6)
Medium-voltage lines	334,578	—	334,546	—	32	—
Secondary cabins	—	409,460	—	409,362	—	98
Low-voltage lines	748,382	—	728,486	—	19,896	—

Operating performance

Revenues for the 1st Half of 2004 reported by companies in the Networks, Infrastructure and Sales divisions operating in the domestic electricity sector amount to euro 8,975 million, declining by euro 364 million (down 3.9%) on the 1st Half of 2003 due mainly to the following factors:

•	a euro 571 million decline in revenues reported by Enel Distribuzione and Deval from the sale and transport of electricity, of which euro 245 million due to the decline in electricity supplied to resellers and euro 326 million relating to end users;

•	application from January 1, 2004 of equalizing mechanisms for distributors’ margins pursuant to Authority Resolution no. 5/04, resulting in the recording of euro 215 million in higher revenues;

•	euro 55 million increase in revenues recorded by Enel Energia due both to higher quantities sold and higher average unit prices;

•	euro 32 million decline in revenues due to the recording in the 1st Half of 2003 of a prize for the quality of service;

•	euro 7 million decline in revenues from public lighting activities (Enel Sole).

Sale and transport of electricity (Enel Distribuzione and Deval)

	In millions of kWh					In millions of kWh
	Transported	Sold on				Transported	Sold on
	for the free	regulated		In millions		for the free	regulated		In millions
	market	market	Total	of euro	€¢/kWh	market	market	Total	of euro	€¢/kWh
	1st Half 2004					1st Half 2003
High-voltage	22,333	2,395	24,728	273	1.10	23,346	2,448	25,794	284	1.10
Medium-voltage	31,399	11,905	43,304	1,384	3.20	27,201	16,372	43,573	1,726	3.96
Low-voltage	2,302	54,930	57,232	5,951	10.40	693	51,755	52,448	5,924	11.29

Total	56,034	69,230	125,264	7,608	6.07	51,240	70,575	121,815	7,934	6.51

Total revenues from the sale on the regulated market and transport of electricity, excluding sales to resellers, amount in the first six months of 2004 to euro 7,608 million, declining by euro 326 million on the same period in 2003. Sales on the regulated market — that benefit from the refinement of techniques for the measuring of electricity acquired, distributed, but not yet billed, including the upward revision of estimates made at the end of 2003 — decline by 1,345 million kWh (down 1.9%), while the volume of electricity transported for the free market increases by 4,794 million kWh (up 9.4%). Total electricity distributed increases by 2.8% on the first six months of 2003 (and is unchanged if we exclude the impact of the mentioned refinement of measuring techniques).

Average unit revenues per kWh distributed decline from €¢ 6.51 to €¢ 6.07 due to the following factors, analyzed by voltage segment:

•	revenues from the sale of high-voltage electricity decline by euro 11 million (down 3.9%), with a 4.1% decline in electricity distributed. The reduction is due primarily to the disposal of the Brescia electricity distribution network;

•	revenues from the sale of medium-voltage electricity amounted to euro 1,384 million, representing a decline of euro 342 million (down 19.8%) on the 1st Half of 2003. The decrease reflects the net effect of the lower amount of electricity distributed (down 269 million kWh, or 0.6%), and the lower average price (down €¢ 0.76 per kWh, or 19.2%). The latter is due to the different mix between non-eligible customers (whose consumption declined by 4,467 million kWh, down 27.3%) and eligible ones (with sales increasing by 4,198 million kWh, up 15.4%). With regards to the latter, revenues are represented by tariff components aimed at remunerating the management of the network and the sale service, while sales on the regulated market are billed at the full price that covers also the cost of electricity sold. The effect was enhanced by the impact of tariff changes introduced by the Authority from February 2004;

•	revenues from the sale of low-voltage electricity amounted to euro 5,951 million, increasing by euro 27 million (up 0.5%) on the 1st Half of 2003. The increase is due primarily to the growth of electricity distributed (up 4,784 million kWh, or 9.1%) that offsets the reduction in the average unit revenue (down €¢ 0.89, representing an 8.0% decline).

Electricity supplied to resellers (sales and transport) declined by euro 245 million, from euro 515 million in the 1st Half of 2003, to euro 270 million in the same period in 2004 due primarily to the fact that from April 1, 2004, resellers acquire electricity directly from the Single Buyer.

With regards to the free market, Enel Energia’s sales to eligible end users and other operators (including infragroup adjustments with Enel Trade) grow by euro 50 million, as detailed below.

Free market electricity sales

	In millions	In millions	In millions	In millions	In millions	In millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh
	1st Half of 2004		1st Half of 2003		Change
Sales to eligible end users	305	3,532	243	2,844	62	688
Sales to other operators	3	61	3	94	—	(33)
Total	308	3,593	246	2,938	62	655
Infragroup adjustments	7	—	19	—	(12)	—

TOTAL	315	3,593	265	2,938	50	655

Considering also sales made by Enel Trade to end-users, amounting to 6,962 million kWh, the Group’s domestic free market sales amount in the 1st Half of 2004 to 10,555 million kWh, up 98.9% on the 1st Half of 2003, due to the above described phenomena.

Gross operating margin for the first half of the year amounts to euro 1,758 million, growing by euro 182 million (up 11.5%) on the same period in 2003 due mainly to the following factors:

•	operating cost savings achieved by Enel Distribuzione amounting to euro 70 million, of which euro 65 million relating to personnel costs;

•	refinement of techniques for the measurement of volumes of electricity purchased and distributed not yet billed at the end of the period, including the upward revision of estimates made at the end of 2003 that more than offset tariff changes introduced from February 1, 2004.

Operating income for the 1st Half of 2004 amounts to euro 1,399 million, up from euro 982 million in the same period in 2003. In addition to the euro 182 million increase in the gross operating margin, the euro 417 million increase reflects primarily the reduction in the depreciation expense resulting from the extension in the economic life of certain classes of assets (power lines) to bring it into line with international practice in the industry. The effect of the resulting change in depreciation rates generated savings totaling euro 254 million. Higher depreciation resulting from the development of distribution networks in the past year are offset by lower accruals for litigation and risks of various nature.

Electricity — Foreign operations

Enel operates in Spain in the field of electricity distribution through subsidiaries Electra de Viesgo Distribuciòn, Barras Elèctricas Galaico Asturianas and Viesgo Energìa.

Revenues for the 1st half of 2004 amount to euro 210 million, up euro 49 million (up 30.4%) on the same period in 2003. The increase is due primarily to the growth in volumes traded.

Gross operating margin amounts to euro 33 million, up euro 1 million on the 1st Half of 2003.

Operating income amounts to euro 18 million, up euro 3 million on the same period in 2003 as a result of lower depreciation and accruals, down euro 2 million.

Capital expenditure for the 1st Half of 2004 amount to euro 14 million and relate to Electra de Viesgo Distribuciòn’s network.

Gas

In the context of the Networks, Infrastructure and Sales Divisions, the distribution and sale of natural gas is carried out by the following main companies:

•	Enel Distribuzione Gas, Enel Rete Gas (formerly Camuzzi Gazometri), GE.AD. and Sicilmetano, owners of the distribution networks and the related concession for their management, issued at the local level;

•	Enel Gas and Sicilmetano Energy, to which the sale of gas to end users is entrusted. This segment of the market does not require a concession and is completely liberalized from January 1, 2003.

Procurement and sale to “distributors” is carried out by Enel Trade, part of the Generation and Energy Management Division.

To complete the restructuring process, Enel Distribuzione Gas, Camuzzi Gazometri and GE.AD. will be merged into a single company.

In the 1st Half of 2004, restructuring started in 2003 involving the disposal of subsidiaries operating in the environmental services sector and aimed at strengthening the Group’s presence in the distribution and sale of natural gas, was completed.

With reference to companies operating in the environmental services sector, on February 18, 2004, the Aimeri Group was sold for euro 14 million.

Companies Sicilmetano and Sicilmetano Energy were acquired in January for euro 40 million. The first operates in the natural gas distribution sector in a number of Sicilian provinces, managing the related concessions in 15 municipalities, with 61,000 linked customers, of which 37,000 active. The second company sells natural gas in the same areas.

In the 1st Half of 2004, the Group continued to offer gas and services to all customer segments, supported by a strong communications campaign aimed at the establishment of the Enel Gas brand, identifying a leading market operator.

Regulatory aspects

The domestic gas market is fully liberalized from January 1, 2003. All customers are now potentially eligible and therefore free to choose their supplier. The survey on the actual liberalization of the Italian gas market, concluded on June 19, 2004, has however highlighted that the domestic gas market is still characterized by an insufficient level of competition and by prices higher than those in main European markets, despite the fact that Italian legislation in the sector is among the most advanced in Europe and imported gas procurement costs are in line with the European average.

In the 1st Half of 2004, a number of regulations regarding tariffs, the quality of service and safety levels of distribution networks were issued. With Resolution no. 22/04, the Authority set a regulatory path for the creation of a domestic Gas Exchange. With Resolutions no. 9/04 and 42/04, all tariff proposals submitted to the Authority by Enel gas distribution companies in November 2003 regarding thermal years 2002-2003 and 2003-2004 were approved. Enel Rete Gas tariff proposals for thermal years 2002-2003 and 2003-2004 were calculated — as allowed by Resolution no. 87/03 — according to a remuneration of capital employed based on the revalued historical cost.

On June 30, 2004, the first three-year regulatory period for distribution expired. With Resolution no. 69/04 dated May 6, 2004, the Authority started the process for the setting of tariffs for the second regulatory period.

At the same time, with Resolution no. 104/04 the Authority set the regulatory period for local distribution coinciding with that for the national transport of gas, shifting the beginning of the thermal year for distribution from July 1, 2004 to October 1, 2004.

The same resolution extended also until September 30, 2004 the validity of current gas distribution tariff plans.

Also with regards to tariffs, on January 1, 2004 the economic conditions for the supply of natural gas to end users other than large users set by Resolution no. 138/03 became applicable.

In January 2004, tariffs for the sale of natural gas declined by €¢1.19 per cubic meter (from €¢ 17.86 to €¢ 16.67 per cubic meter) as a result of changes in the average price of fuels and the decline of the $/€ exchange rate. As provided by Resolution no. 195 dated November 29, 2002, gas tariffs are in fact adjusted on a quarterly basis according to changes in the price of fuels on international markets in the previous nine months.

The Authority left tariffs for the 2nd Quarter of 2004 unchanged.

Operating performance

Revenues for the 1st Half of 2004 generated by the gas sector amount to euro 803 million, of which euro 780 million relating to gas sales and the residual euro 23 million to connection fees, refunds and other income. Revenues generated by the Sicilmetano Group, consolidated from January 1, 2004, amount to euro 13 million. Revenues for the 1st Half of 2003, amounting to euro 744 million, included, in addition to revenues from gas sales amounting to euro 691 million, revenues of subsidiaries operating in the environmental services sector, at the time grouped under the Camuzzi Group, amounting to euro 34 million, and other revenues (connection fees, refunds, etc.) equal to euro 19 million. Gas volumes sold grew from 2,454 million cubic meters in the 1st Half of 2003, to 3,003 million cubic meters in the same period in 2004, up 549 million cubic meters (up 22.4%).

At the end of June 2004, customers served by the Gas area amount to about 1,856 thousand, distributed on the whole national territory.

Taking into account also the activity of Enel Trade, that in the 1st Half of 2004 reported sales to third parties amounting to 887 million cubic meters of gas and revenues equal to euro 172 million, Enel’s total gas sales amount to 3,890 million cubic meters, generating euro 952 million in revenues.

Gross operating margin for the 1st Half of 2004 amounts to euro 167 million, improving by euro 24 million (up 16.8%) on the same period in 2003 thanks to higher volumes of gas sold and transported and savings achieved in the cost of procurement of gas. Taking into account the fact that Enel Trade recorded, through the procurement and sale of natural gas, a gross operating margin equal to euro 45 million, the overall gross operating margin of the Group amounts in the 1st Half of 2004 to euro 212 million, down euro 9 million on the same period in 2003. The euro 33 million decline due to Enel Trade results from lower quantities traded and the different margin on supplies.

The operating income amounts to euro 98 million, after depreciation, amortization and accruals of euro 69 million, of which euro 23 million relating to goodwill. It grows on the 1st Half of 2003 by euro 24 million (up 32.4%), confirming the improvement in the gross operating margin.

Transmission networks

Terna owns the majority of the Italian National Transmission Network (NTN) and is responsible for the management, maintenance and development of the same, based on the guidelines provided by the Independent System Operator (ISO). The ISO is an entity controlled by the Italian Treasury responsible for the transmission and dispatching of electricity, in addition to the unified management of the NTN. The role of the ISO and Terna has been defined through an Operating Agreement dated December 16, 2002.

On December 31, 2003, Terna acquired from Enelpower a controlling share in Brazilian companies Trasmissora Sudeste Nordeste SA (99.74%) and Novatrans Energia SA (100%). The acquired companies own two high- and super-high voltage power transmission lines in Brazil.

Contrary to the past, for comparative purposes, figures for the 1st Half of 2003 include the results of the two acquired companies. Figures relating to the two Brazilian companies were in the past included in the Engineering and Contracting sector in the “Services and Other activities” area.

Transmission networks

In millions of euro	1st Half
	2004	2003		Change
Terna
Revenues	467	430		37	8.6%
Gross operating margin	310	295		15	5.1%
Operating Income	222	168		54	32.1%
Brazilian transmission companies
Revenues	52	20		32	—
Gross operating margin	37	11		26	—
Operating Income	30	7		23	—
Total
Revenues	519	450		69	15.3%
Gross operating margin	347	306		41	13.4%
Operating Income	252	175		77	44.0%
Net capital employed	3,630	3,580	(1)	50	1.4%
Employees at period-end (no.)	2,950	2,837	(1)	113	4.0%
Capital expenditure	137	173		(36)	–20.8%

(1)	At December 31, 2003.

Stock market listing

Terna’s stock market listing was completed in June with the initial public offering to the general public and Italian and foreign institutional investors of 1 billion ordinary shares, representing 50% of Terna’s capital stock, of which 130 million shares acquired through a greenshoe option by joint global coordinators. The placement price was euro 1.7 per share, generating proceeds equal to euro 1.7 billion. The IPO provides for the free assignment of 1 share for every 20 shares (10 in the case of employees of the Group) held for an interrupted period of 18 months from the date of payment of the same.

To optimize the leverage of the company in view of its listing, in application of the resolution of the Shareholders’ Meeting held on January 28, 2004, Terna reduced its capital stock from euro 2,036 million to euro 440 million. As provided in the said resolution, Terna reimbursed Enel an amount equal to euro 1,200 million and accrued to Other reserves an additional euro 396 million.

Regulatory aspects relating to the transmission sector and merger with the ISO

Law no. 290 dated October 22, 2003 modified the regulatory framework of the electricity transmission sector, providing, among other things, for the unification of ownership and management of the National Transmission Network (NTN), setting at 20% the maximum share in the capital stock of the resulting company that may be held by any company operating in the field of generation, import, distribution and sale of electricity and natural gas, or by companies subject to public control. Such limit applies from July 1, 2007.

Implementing the provisions of the mentioned Law, the Decree of the President of the Council of Ministers dated May 11, 2004, set, among other things, the terms and conditions for the unification of ownership and management of the NTN. The Decree also provided that:

•	by October 31, 2005 all activities — barring some exceptions — assets, functions and relationships pertaining to the ISO shall be transferred for a consideration to Terna;

•	at the date of the transfer, Terna will assume the ownership and management of the NTN, while the ISO and Terna will make amendments to the respective incorporations;

•	the entity deriving from the merger will be managed according to neutral and impartial criteria, without discriminating between customers or categories of customers;

•	by December 31, 2004 the ISO will prepare an integrated document, denominated “Code for the transmission, dispatching, development and safety of the network”, containing technical rules for the access and use of the NTN.

Tariffs for years 2004-2007

Through Resolution no. 5/04 dated January 30, 2004, the Authority set tariffs for 2004-2007 regulatory period. Tariffs were set taking into account principles established through Law no. 290/03, according to which tariffs remunerating transmission and distribution networks for the 2004-2007 regulatory period must keep into account criteria that include the revaluation of infrastructure, a risk-free rate of interest not below the yield of long-term Government Bonds, in addition to an even distribution between customers and electricity companies in the passing-on of efficiency gains achieved in excess of objectives set by the price-cap mechanism, applied to the sole tariff components covering operating costs and depreciation.

The Authority set also:

•	a remuneration of net capital employed in transmission activities of 6.7%, as compared with 5.6% in the previous regulatory period for years 2000-2003;

•	a regulatory value of the entire NTN equal to euro 5.2 billion;

•	an annual price-cap of 2.5% (in real terms) on operating costs, as compared with a 4% price-cap on operating costs and net capital employed for years 2000-2003;

•	a 2% increase over the above 6.7% rate to be applied to increases in net capital employed resulting from development of the network.

Operating performance

Revenues for the 1st Half of 2004 amount to euro 519 million, up euro 69 million on the 1st Half of 2003 (up 15.3%) due prevalently to higher fees for the use of the NTN (up euro 34 million) as a result of tariff increases for the 2004-2007 regulatory period introduced by Authority Resolution no. 5/04, in addition to the increase in revenues recorded by Brazilian transmission companies (up euro 32 million).

Gross operating margin amounts to euro 347 million (of which euro 37 million relating to Brazilian subsidiaries), growing, despite a euro 28 million increase in operating costs (up 19.4%), by euro 41 million (up 13.4%) on the 1st Half of 2003.

Operating income amounts to euro 252 million, increasing by euro 77 million (up 44.0%) on the 1st Half of 2003. In addition to the improvement in the gross operating margin, the increase can be ascribed to the euro 48 million reduction in the depreciation expense as a result of the extension of the useful life of power lines and transformer stations carried out by Terna at the end of 2003. Depreciation for the 1st Half of 2003 was in fact calculated on previously applicable depreciation rates. Such positive factors were partly offset by higher accruals to the risk provision (up euro 13 million), reflecting the estimated amount due on adjustments on NTN fees resulting from the assessment of new ownership shares of the network currently underway.

Capital expenditure

Capital expenditure in tangible assets in the 1st Half of 2004 amounts to euro 137 million, down from euro 173 million in the same period in 2003.

Terna’s capital expenditure amounted to euro 109 million (euro 70 million in the 1st Half of 2003) and relates prevalently to work for the upgrade of transport, transformation and/or interconnection capacity.

Brazilian transmission companies’ capital expenditure amounted to euro 28 million, declining sharply from euro 103 million in the first six months of 2003. The reduction is due to the completion in early 2004 by Novatrans of the North-South II 500 kV power line extending for 1,278 kilometers.

Terna’s network

	no.	km	no.	km
	at June 30, 2004		at Dec. 31, 2003
Stations	298	—	295	—
Transformers	566	—	565	—
Bays	3,873	—	3,864	—
Lines	—	34,855	—	34,824
Three-phase lines	1,911	38,585	1,906	38,577

Telecommunications

Wind operates in the fixed and mobile phone telecommunications and Internet services sector. Mobile voice and internet services are offered under the Wind trademark, while fixed telephony services are offered under the Infostrada one. The Libero trademark is used for the Internet portal.

In the 1st Half of 2004, the Parent Company contributed to Wind the entire capital stock of Enel.net, owner of the optic fiber backbone (acquired on July 1, 2003 through a partial spin-off carried out by Enel.it) and its telecommunications towers (transmitter centers, pylons, poles and antennas holders). Contrary to the 1st Half of 2003, therefore, figures for the 1st Half of 2004 for the Telecommunications sector include Enel.net.

Telecommunications

In millions of euro	1st Half
	2004	2003		Change
Revenues	2,408	2,123		285	13.4%
Gross operating margin	814	480		334	69.6%
Operating income before amortization of goodwill	69	(173)		242	139.9%
Operating income(1)	(209)	(396)		187	47.2%
Net capital employed(1)	12,908	13,203	(2)	(295)	–2.2%
Employees at period-end (no.)	8,463	8,769	(2)	(306)	–3.5%
Capital expenditure	230	348		(118)	–33.9%

(1)	Includes the amortization of goodwill paid on the acquisition of Infostrada and the stake in Wind formerly owned by Deutsche Telekom and France Telecom. Goodwill relating to Wind’s minor subsidiaries is also included.

(2)	At December 31, 2003.

The Wind Group and the telecommunications market

Mobile telephone service

The domestic market for mobile telecommunications continued to grow in the 1st Half of 2004 in line with the previous year. Voice services are showing signs of maturity, while data and multimedia services are growing and offer promising prospects.

At the end of June 2004, domestic mobile telephone services had a customer base of over 59 million SIM cards (as compared with 57 million at the end of 2003), representing domestic market penetration of over 100%.

At June 30, 2004, Wind reached a 18.5% market share (up from 17.3% at the end of 2003) for a total of 10.9 million SIM Cards (including 0.3 million machine-to-machine SIM cards), up from 9.9 million at the end of 2003 (including 0.3 million machine-to-machine SIM cards).

In the 1st Half of 2004, Wind’s monthly average revenues per user (ARPU, calculated in comparable terms with that of other mobile telephone operators), was equal to euro 21.5, as compared with euro 21.4 in the 1st Half of 2003.

Total voice traffic in the period was equal to about 6.3 billion minutes, up 39% on the first six months of 2003. SMSs exchanged in the first six months of 2004 amount to about 1.6 billion, in line with the same period in the previous year, while total revenues from mobile services, net of those provided to Enel, amounted to euro 1,181 million, up 14.2% on the first six months of 2003.

In the 1st Half of 2004, Wind focused on the development of value added and multimedia services, with a good performance in terms of customers gained and revenues. The i-mode™ offer was enriched with new content, with customers exceeding 110,000, of which about half are new customers for Wind, confirming the service as a good vehicle for acquiring high-end customers. Particular attention was devoted to the streamlining of the commercial offers which is expected to include at the end of June only two new tariff plans. Streamlining carried out is aimed at simplifying the customer acquisition process and to increase the number of customers acquired and profit levels.

Fixed-line telephone service

In the 1st Half of 2004 the consolidation of the fixed-line telephone service segment continued while voice traffic remained stable, with signs of a decline due to the migration from fixed-line traffic to mobile.

At the end of June 2004, Wind had a base of 2.6 million active customers. Wind’s voice traffic in the 1st Half of 2004 was equal to about 7.6 billion minutes (corresponding to a 10% market share), down about 4% on the first six months of 2003.

In the first six months of 2004, Wind focused its attention on the consolidation and development of its customer base. At the same time, the product offering was renovated and simplified, with the enhancement of the historical fixed-line brand (Infostrada) and the launch of the Happy family of offers featuring one or more free time-bands/type of calls.

The following offers, available both to CPS (Carrier Pre-Selection) and ULL (Unbundling del Local Loop) customers were launched:

•	Happy Night (launched in February 2004), the first tariff plan offering free local and long-distance phone calls in the evening (from 8 p.m. to 8 a.m.);

•	Happy City (launched in June 2004), the first tariff plan offering up to 400 minutes per month of free phone calls.

Total revenues from domestic fixed-line telephone traffic (including Internet services and excluding services provided to Enel) in the 1st Half of 2004 was equal to euro 751 million, down 7.4% on the same period in 2003.

The Wind Group is present in the fixed-line telephone service sector also in the Greek market through subsidiary Tellas (50% of which is controlled by Wind and 50% by Public Power Corporation SA, Greece’s main electricity operator) that registered a strong success since its launch in February 2003, reaching 626,000 customers and revenues amounting to about euro 54 million, up from euro 11 million in the first six months of 2003.

Internet and data services

In the 1st Half of 2004, the market for dial-up Internet access services continued its consolidation, while the number of customers for broadband services (ADSL, Asymmetric Digital Subscriber Line) grew considerably. In this segment, Wind carried out a strong communications campaign centered on Libero with the objective of strengthening the brand and supporting the acquisition of new customers, promoting the use of the ADSL service through the Free offer that represents the basic offer in this segment.

At June 30, 2004, Wind confirms its leadership as access provider with about 16.4 million registered customers (as compared with 15.2 million at the end of 2003) and about 3 million active customers (customers who used the service at least once in the last month).

In the broadband Internet access service segment, Wind increased significantly its customer base that reached at June 30, 2004 about 223,000, up from 141,000 active ADSL customers at the end of 2003.

Regulatory aspects

In the 1st Half of 2004, a number of changes affected the regulatory framework with the issue of resolutions and pronouncements that may be summarized as follows:

•	following Resolution no. 3/04/CIR relating to the approval of Telecom Italia’s General Offer for 2004, on June 16, 2004, Telecom Italia re-issued its General Offer for Interconnection, currently being examined by the Authority for Telecommunications (AT);

•	with Resolution no. 440/03/CONS, the AT approved the conditions for Telecom’s Wholesale and Retail offer of leased lines. As provided by the resolution, Telecom Italia published on June 30, 2004 the integration to the offer relating to Wholesale direct connections;

•	upon Wind’s formal indication, the AT postponed by about 3 months (from January to March 2004) the doubling of the frequency band (from 256 Kbit/s to 640 Kbit/s) of the base ADSL wholesale and retail service offered by Telecom Italia, allowing WIND the necessary time to match the offer with its own customers;

•	on January 3, 2004, the Notice of Proceedings no. 43/DR/03 was published on the AT site. The proceedings aim at receiving comments from fixed-line service operators on the introduction of a number of quality parameters applicable to end users of the service. Wind submitted in the first six months of the year its comments and the issue of the final resolution establishing the quality parameters to be monitored by operators and supplied to the AT is currently pending;

•	Resolution no. 54/04/CONS aims at assessing the possible interest on the part of a company to enter the mobile telephone market as fourth GSM operator. Wind delivered to the AT a document stating its position, as required;

•	Resolution no. 55/04/CONS invites operators to make their position known with regards to their possible interest in additional WLL frequencies and the terms for their assignment. Wind delivered to the AT a document stating its position;

•	Resolution no. 1/04/CIR aims at obtaining the opinion from operators regarding a proposal on measures to be adopted for the introduction of a directory information service at numbers starting with 12xy with the aim of terminating Telecom’s 12 directory information service and opening the respective 12xy services by other operators interested. Wind delivered to the AT a document stating its position;

•	Resolution 2/04/CIR started a public consultation on the method used for the assessment of the global service for year 2002 and for the contribution share of operators. Wind delivered to the AT a document stating its position;

•	Resolution 118/04/CONS defined procedures for the carrying out of market analysis. A total of 18 separate procedures were opened, one for each relevant market identified by the European Commission. Organizational rules for such procedures were adopted through AT’s resolution no. 01/04, published on the Gazzetta Ufficiale dated June 8, 2004.

With reference to the annual contribution applicable from 1999 in favor of the Ministry of Communications (Turnover Contribution) introduced through Law no. 448, dated December 23, 1998, payable by holders of licenses and public concessions for voice telecommunication, mobile and personal telecommunications services, as a result of appeals submitted by domestic operators, on June 8, 2004, the European Court of Justice issued a pronouncement that includes specifically the question raised by Wind against the Lazio Regional Administrative Court.

The European Court of Justice confirmed the content of the previous ruling dated September 18, 2003, to which it makes express reference, declaring the incompatibility of the contribution with EU Directive no. 97/13, thus canceling such obligation.

Network rollout

Infrastructure and services offered by the Wind Group are technologically advanced and allow to offer integrated fixed and mobile telephone services, in addition to Internet access unique in Italy and among the most advanced in the world. Network rollout continued in the 1st Half of 2004 in the mobile sector (GSM, GPRS and UMTS), in the ULL segment and the doubling of the ADSL band.

At June 30, 2004, the Group’s network consisted of 50 Mobile Switching Centers (MSC) and 67 Access Switches (AS), representing the core of the network used to provide access, transit and management of traffic. Thanks to the coverage of all 231 telephone districts, reaching 100% of the Italian population, CS and CPS fixed telephony services are available on the whole of the Italian territory. Wind’s network is moreover interconnected with main international operators.

The radio network for the mobile service (GSM and GPRS), at June 30, 2004, consisted of about 8,200 Base Transceiver Stations (BTS), providing direct coverage to 98.6% of the Italian population and quality in line with that of other operators.

In the first Half of 2004 the development of the UMTS network continued, ensuring the coverage of region capitals.

Wind has the most extensive fiber optic transmission backbone among new telecoms operators (over 18,200 kilometers), allowing to link all province capitals and a large part of Italian cities.

Finally, the company continued to carry out work for the laying of fiber optic Metropolitan Area Networks (MAN) in order to provide higher capacity and performance of voice, data transmission and Internet services also at the local level, in addition to optimizing interconnection costs (particularly in view of unbundled service). At June 30, 2004, MANs had an extension of about 2,300 kilometers.

The euro 118 million reduction in capital expenditure, declining from euro 348 million in the 1st Half of 2003 to euro 230 million in the same period in 2004, is due prevalently to the slowdown in the development of the network as a result of the renegotiation of contracts with main suppliers of mobile telecommunication network equipment.

Operating performance

Revenues increase by 13.4%, growing from euro 2,123 million in the 1st Half of 2003, to euro 2,408 million in the 1st Half of 2004 (up euro 285 million). Revenues from the mobile telephone segment (excluding services provided to Enel), grew by euro 147 million (up 14.2%), while revenues generated by Greek subsidiary Tellas increased by euro 43 million. Revenues for the first six months of the year include the benefit resulting from the reversal of accruals made in past years, amounting to euro 194 million, against the annual contribution payable by holders of telecommunications licenses (turnover contribution) no longer due as a result of the mentioned ruling of the European Court of Justice. Revenues for the 1st Half of 2003 benefited from the euro 30 million nonrecurring gain relating to the setting by the AT of fees on interconnection services for 2002 traffic, in March 2003.

Gross operating margin amounts to euro 814 million, improving by euro 334 million (up 69.6%) on the 1st Half of 2003, benefiting from an increase in revenues coupled with a decline in operating costs (down 3.0%) as a result of restructuring and streamlining started at the end of 2003. Interconnection and roaming costs continue to decline as a percentage of revenues from 32.3% in the 1st Half of 2003 to 27.9% in the first six months of 2004.

Operating income before the amortization of goodwill improves by euro 242 million, from negative euro 173 million in the 1st Half of 2003, to positive euro 69 million in the 1st Half of 2004. The improvement is lower than that of the gross operating margin as a net result of higher depreciation and amortization charges, accruals and write-downs, up euro 92 million. The improvement is due prevalently to the increase in the depreciation expense relating to capital expenditure carried out after the 1st Half of 2003 and to the joining in the Wind Group of Enel.Net, owner of the optic fiber backbone and to higher write-downs of receivables (up euro 95 million) following a review of the risk profile of its receivables, partly offset by lower accruals to risk provisions (down euro 27 million), as the turnover contribution on telecommunication services is no longer due.

Operating income, net of euro 278 million of goodwill amortization, amounts to a loss of euro 209 million, improving by euro 187 million on the 1st Half of 2003. Higher amortization of goodwill, up euro 55 million, is due to the recording of euro 1,411 million relating to goodwill paid on the acquisition of the 26.6% share in Wind from France Telecom, on July 1, 2003.

Services and Other activities

The “Services and Other activities” area provides competitive services to Enel divisions and offers them on the market. The area includes the Real Estate and Services, Engineering and Contracting, Information Technologies and Water activities, in addition to Personnel Training and Administration, Factoring and Insurance services.

Services and Other activities

In millions of euro	1st Half
	2004	2003	Change
Real estate and services
Revenues	167	216	(49)	–22.7%
Gross operating margin	63	103	(40)	–38.8%
Operating income before amortization of goodwill	28	62	(34)	–54.8%
Operating income	28	62	(34)	–54.8%
Engineering and Contracting
Revenues	583	737	(154)	–20.9%
Gross operating margin	75	79	(4)	–5.1%
Operating income	50	67	(17)	–25.4%
Information Technology
Revenues	185	232	(47)	–20.3%
Gross operating margin	39	74	(35)	–47.3%
Operating income	(6)	17	(23)	–135.3%
Other activities
Revenues	106	111	(5)	–4.5%
Gross operating margin	5	—	5	—
Operating income before amortization of goodwill	(11)	(12)	1	8.3%
Operating income	(12)	(12)	—	—
Elisions
Revenues	(37)	(37)	—	—
Gross operating margin	—	—	—	—
Operating income	—	—	—	—
Total sector
Revenues	1,004	1,259	(255)	–20.3%
Gross operating margin	182	256	(74)	–28.9%
Operating income before amortization of goodwill	61	134	(73)	–54.4%
Operating income	60	134	(74)	–55.2%
Net capital employed	1,985	2,220 (1)	(235)	–10.6%
Employees at period-end (no.)	4,380	4,620 (1)	(240)	–5.2%
Capital expenditure	46	56	(10)	–17.9%

(1)	At December 31, 2003.

Until December 31, 2003 the area included (as part of Engineering and Contracting) also high- and super-high electricity transmission activities in Brazil, carried out by subsidiaries Novatrans and TSN, in addition (as part of Other activities) to the ownership and management of the optic fiber telecommunications network used by

Wind and controlled by Enel.it and subsequently, from the second half of 2003 by Enel.Net. At the end of 2003, Brazilian subsidiaries were sold from Enelpower to Terna, while Enel.Net was contributed to Wind in the 1st Quarter of 2004 and was consolidated in the latter’s accounts from January 1, 2004. To provide a like-for-like comparison, contrary to previously reported figures, those for the 1st Half of 2003 do not include results of Brazilian companies, now included in the Transmission Networks division.

Revenues reported by the sector amount to euro 1,004 million, down form euro 1,259 million in the 1st Half of 2003. Of these, 51.3% in the 1st Half of 2004, and 45.3% in the same period in the previous year related to revenues from other Group divisions.

Real estate and services

In the first six months of 2004 the sector included companies Enel Facility Management (new name taken from March 25, 2004 by Enel Real Estate after the disposal of its real estate properties), NewReal and Dalmazia Trieste.

In the framework that lead to the sale of the main portion of the Group’s real estate properties, on December 24, 2003, Enel Facility Management contributed to newly incorporated subsidiary NewReal the business relating to such properties (1,222 buildings having a value of euro 1,522 million). Prior to the sale of the equity investment in NewReal, 335 buildings worth about euro 384 million, not included in the transaction, were transferred by NewReal to Dalmazia Trieste for the purpose of further value creation.

On June 2, 2004 the contract for the sale of 100% of New Real to Excelsia Otto, a company incorporated by the Deutsche Bank and CDC-IXIS for the purpose, was concluded. The transfer of the shares was carried out on July 14 and involved the sale of 887 buildings worth euro 1.4 billion.

After the sale of said properties, the new name taken by the company — Enel Facility Management — better represents the business on which the company focuses (general building services, maintenance and civil engineering work).

Revenues reported in the 1st Half of 2004 amount to euro 167 million, declining by euro 49 million (down 22.7%) on the same period in 2003, due primarily to lower sales of buildings and the renegotiation of leases with Group companies, effective January 1, 2004.

Gross operating margin amounts to euro 63 million and declines by euro 40 million (down 38.8%) on the 1st Half of 2003.

Operating income amounts to euro 28 million, declining from euro 62 million in the first six months of 2003 (down 54.8%).

Engineering and Contracting

Enelpower — the head company in the sector — is active in the construction of turn-key complex energy systems, both for Enel and outside customers.

Enelpower operates in international markets directly and through the following subsidiaries:

•	Enelpower UK, operating in the United Kingdom and Ireland;

•	Enelpower do Brasil SA, operating in Brazil;

•	Enelpower Development and Contractor Saudi Arabia Ltd, in Saudi Arabia.

In the 1st Half of 2004, Enelpower was active primarily in the conversion of Enel generation plants owned by Enel Produzione. Construction of thermal plants in the Middle East and the United Kingdom was basically completed.

Enelpower’s backlog

In millions of euro	Enel Group	Others	Total
Backlog at January 1, 2004	437	892	1,329
Orders won in the 1st Half of 2004	1,789	10	1,799
Revenues	(175)	(350)	(525)

Backlog at June 30, 2004	2,051	552	2,603

In the 1st Half of 2004, Enelpower reported revenues (inclusive of changes in work in progress) equal to euro 583 million, down euro 154 million on the same period in 2003 (down 20.9%), due primarily to lower contract work abroad, some of which are close to delivery.

The gross operating margin amounts to euro 75 million, down euro 4 million on the 1st Half of 2003.

Operating income declines by euro 17 million to euro 50 million. The further decline (euro 13 million) as compared with gross operating margin is due prevalently to higher accruals for risks and losses on contracts on the 1st Half of 2003 which benefited from a decline in the risk profile of some projects.

Information Technology

In the 1st Half of 2004, Enel.it managed and developed the information technology activities of the Enel Group, ensuring quality standards in line with best market practices.

Main projects in which the company was active included:

•	update and streamlining of servers and migration of 2,089 servers and about 33,500 units to the Windows 2000 platform;

•	development of products and applications that make up the Energy System of the Generation and Energy Management division, supporting the various phases of energy trading;

•	completion of the Enel Credit Management system, tested successfully for the accounts at March 31, 2004.

Revenues in the first six months of 2004 amounted to euro 185 million, declining by euro 47 million (down 20.3%) on the first six months of 2003 due primarily to lower revenues from fees for the use of the optic fiber backbone (down euro 31 million) following its sale to Enel.Net on July 1,2003, in addition to lower contract work carried out for third parties (down euro 11 million), in line with the Group’s strategic guidelines.

Gross operating margin amounts to euro 39 million, declining by euro 35 million (down 47.3%) on the first six months of 2003 by the mentioned spin-off of the optic fiber network and the decline in prices for IT services applied to Group companies.

Operating income is negative and amounts to euro 6 million, down from a positive operating income of euro 17 million in the 1st Half of 2003.

Other activities

Other activities carried out by the Enel Group in the Water, Personnel Training and Management, Factoring and Insurance services sectors generated revenues amounting to euro 106 million (euro 111 million in the first six months of 2003), a gross operating margin equal to euro 5 million (as compared with zero in the first six months of 2003), and an operating income of euro 12 million, in line with the same period in the previous year.

Parent Company

As an industrial holding company, Enel defines strategic targets for the Group and coordinates activities of subsidiaries.

In addition, Enel manages treasury operations and insurance risk coverage, providing assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.

Due to contractual obligations, the Parent Company temporarily retains title to long-term electricity import contracts. Until March 31, 2004, imported electricity was sold to Enel Distribuzione. Subsequently, as provided by Decree of the Ministry of Productive Activities dated December 19, 2003, imported electricity has been sold to the Single Buyer, a company controlled by the ISO to which the decree assigned the function of ensuring the supply of electricity to regulated market customers.

Results for the 1st Half of 2004 and 2003 of the Parent Company are shown in the reclassified income statement below obtained by reclassifying figures reported in the income statement prepared in accordance with currently applicable regulations. Figures for the 1st Half of 2004 include the effect of the reversal of tax-related entries in compliance with new company and tax regulations.

Such adjustments determined an euro 2,241 million increase in net extraordinary income and net income for the period. Changes occurred in the 1st Half of the year are commented below.

Parent Company

In millions of euro	1st Half
	2004	2003	Change
			Reversal of tax-
			related entries	Current
Revenues:
— Sale of electricity	372	424	—	(52)
Of which:
. sale to others (Single Buyer)	191	—	—	191
. sale to Group companies	181	424	—	(243)
— Other revenues from Group companies	123	105	—	18
— Other revenues	9	11	—	(2)
Total revenues	504	540	—	(36)
Operating costs:
— Personnel	34	34	—	—
— Purchase of electricity	285	306	—	(21)
— Services, leases and rentals	67	54	—	13
— Other costs	21	26	—	(5)
Total operating costs	407	420	—	(13)
GROSS OPERATING MARGIN	97	120	—	(23)
Depreciation, amortization and accruals	11	15	—	(4)
OPERATING INCOME	86	105	—	(19)
— Equity income (expense)	1,583	1,410	—	173
— Net financial income (expense)	(128)	(111)	—	(17)
— Extraordinary items	3,752	407	2,241	1,104
INCOME BEFORE TAXES	5,293	1,811	2,241	1,241
Income taxes (deferred tax assets)	(11)	567	—	(578)

NET INCOME	5,304	1,244	2,241	1,819

Revenues from the sale of electricity amount to euro 372 million and relate to the sale of electricity to Enel Distribuzione made up to March 31, 2004 (euro 181 million) and sales of electricity (euro 191 million) made from April 1, 2004 to the Single Buyer that, as previously mentioned, has become responsible for the supply of electricity to the regulated market.

The euro 52 million reduction on the 1st Half of 2003 can be attributed primarily to the lower volume of electricity imported and subsequently sold (down 818 million kWh), in addition to the decline in the average sale price of the same.

Other revenues from Group companies amount to euro 123 million and relate prevalently to assistance and advisory services provided to subsidiaries and the reimbursement of charges of various nature relating to subsidiaries.

The euro 18 million increase on the 1st Half of 2003, can be attributed primarily to the charging to Terna of costs relating to services received by the same in the context of the IPO (euro 8 million), in addition to the increase in revenues from assistance and advisory services provided to companies in the Gas and Telecommunications sectors.

Personnel costs are unchanged on the first six months of the previous year and relate to an average of 542 employees.

Electricity purchases amount to 6,781 million kWh at an average price of €¢ 4.20 per kWh, declining by euro 21 million (down 7%) on the same period in the previous year. The decline is due primarily to lower volumes of electricity acquired (down 818 million kWh), partly offset by the €¢ 0.19 per kWh increase (up 4.5%) in the average unit price.

Services, leases and rental costs amount to euro 67 million and relate to costs charged by third parties (euro 50 million) and Group companies (euro 17 million) primarily for IT, building maintenance and telecommunication services, in addition to rent.

The euro 13 million increase on the 1st Half of 2003 can be attributed primarily to the share in costs incurred in the context of Terna’s IPO (euro 8 million), charged to the company as mentioned in the note on other revenues above.

Other costs amount to euro 21 million and decline by euro 5 million on the 1st Half of 2003 due prevalently to amounts due to the Electricity Equalization Fund for 2003 as adjustments to the sale and purchase price of the import capacity of electricity for the regulated market.

Gross operating margin amounts to euro 97 million and declines by euro 23 million on the 1st Half of 2003 due to lower sales of electricity and the reduction in the unit margin on such sales.

Depreciation, amortization and accruals amount to euro 11 million and relate to tangible and intangible asset depreciation and amortization (euro 1 million) and the accrual to the Company Pension Fund (euro 10 million) for retired managers, charged to subsidiaries in accordance with the respective portion.

Operating income amounts to euro 86 million, after the above depreciation, amortization and accruals, declining by euro 19 million on the 1st Half of 2003.

Equity income, net of write-downs, amounts to euro 1,583 million (as compared with euro 1,410 million in 2003, after euro 318 million of write-downs).

Net income for the 1st Half of 2004 relate to dividends received, amounting to euro 1,838 million, resolved in the 1st Quarter of 2004 on 2003 net income of subsidiaries, and euro 255 million relating to write-downs of equity investments due primarily to the coverage of losses of some subsidiaries.

Income for the 1st Half of 2003 included dividends for the 2002 fiscal year, in addition to the related tax credits amounting to euro 619 million. New tax regulations effective January 1, 2004 introduced changes in the taxation of dividends, eliminating tax credits on the same.

The net financial expense amounts to euro 128 million. The euro 17 million increase on the 1st Half of 2003 can be attributed prevalently to a reduction in the average amount of financial receivables from subsidiaries and associates and to the effect of the refinancing of short-term loans through the issue of euro 1,500 million of bonds.

Net extraordinary income amounts to euro 3,752 million and consists primarily of:

•	the net euro 2,241 million effect of the reversal of tax-related entries connected primarily to the write-down of investments carried out in previous years pursuant to Article 2426, comma 2, of the Italian Civil Code, abrogated from January 1, 2004;

•	the euro 1,248 million capital gain on the Global Placement of a 50% share of subsidiary Terna’s capital stock in June. The Parent Company’s share in the cost of the placement of the shares amounts to euro 36 million;

•	the euro 296 capital gain on the contribution to Wind of the full equity investment in Enel.Net.

Net extraordinary income recorded in 1st Half of 2003 amounted to euro 407 million and included euro 437 million relating to the capital gain on the disposal of Interpower, in addition to euro 26 million of costs relating to the tax amnesty.

Income taxes amount to a credit of euro 11 million and are made up prevalently by deferred tax assets on the tax loss recorded for the 1st Half of the year. Due to the introduction of new regulations providing for the non-taxability of costs and revenues from equity investments and of dividends distributed by subsidiaries taking part in the tax consolidation procedure, the IRES (income tax) taxable income for the first Half of 2004 is negative.

Net income for the first six months of 2004 amounts to euro 5,304 million, as compared with euro 1,244 in the 1st Half of 2003. The difference between the two periods is due primarily to the net effect of the reversal of tax-related entries (euro 2,241 million), to higher dividends distributed in 2004 by subsidiaries (euro 729 million), and to the net capital gain on the flotation of 50% of Terna (euro 1,212 million).

A reclassified Balance Sheet of the Parent Company at June 30, 2004, is included below. Figures include the effect of the reversal, carried out in the first six months of the year, of tax-related entries in compliance with new company and tax regulations. The reversal of tax-related entries determined a euro 2,643 million increase in the value of equity investments, a euro 3 million increase in net tangible assets, in addition to a euro 405 million increase in the deferred tax provision, with a total impact on the net income for the period of euro 2,241 million. The Shareholders’ Equity at June 30, 2004 increases consequently by the same amount.

Ordinary changes occurred in the 1st Half of 2004 are commented in the section that follows.

In millions of euro
	at June 30, 2004	at Dec. 31, 2003	Change
			Reversal of tax-
			related entries	Current
Net fixed assets:
— Tangible and intangible	22	22	3	(3)
— Financial	18,848	17,778	2,643	(1,573)
Total	18,870	17,800	2,646	(1,576)
Net current assets:
— Trade receivables	145	6	—	139
— Other assets and net receivables from Electricity Equalization Fund	1,134	1,085	—	49
— Net receivables from subsidiaries and associates	244	417	—	(173)
— Tax receivables (payables)	(68)	328	—	(396)
— Trade payables	(272)	(290)	—	18
— Other liabilities	(288)	(275)	—	(13)
Total	895	1,271	—	(376)
Gross capital employed	19,765	19,071	2,646	(1,952)
Provisions	(566)	(128)	(405)	(33)
Net capital employed	19,199	18,943	2,241	(1,985)
Shareholders’ Equity	15,307	11,997	2,241	1,069
Net financial debt	3,892	6,946	—	(3,054)

TOTAL	19,199	18,943	2,241	(1,985)

Long-term financial assets decline by euro 1,573 million due mainly to the following:

•	the resolution of the Extraordinary Shareholders’ Meeting of Terna aimed at optimizing the financial leverage of the company through the reduction of its capital stock, became effective in April. In compliance with the resolution, Terna reimbursed Enel an amount equal to euro 1,200 million, thus determining a reduction in the book value of the equity investment;

•	in June, in the context of Terna’s Global Share Offer aimed at the listing of the company’s stock on the Italian Stock Market screen-based trading system, a share equal to 50% of Terna’s capital stock was placed on the market, determining a reduction in the value of the equity investment of euro 452 million. Proceeds from the listing amounted to euro 1,700 million while the price per share was equal to euro 1.7;

•	in March, Wind carried out a euro 320 million capital stock increase, supported by an independent survey. The capital stock increase, reserved to Enel, was carried out through the contribution of the entire capital stock of Enel.Net (recorded at euro 24 million). As a result of the operation, Enel’s direct share in Wind increases from 34.70% to 37.25%;

•	capital contributions amounting to euro 37 million and other write-downs totaling euro 255 million, attributable mainly to expected charges on the coverage of losses.

Net current assets amount to euro 895 million, down euro 376 million on December 31, 2003. The change is due primarily to the decline in net tax receivables as a result of the transfer to a number of Group companies of IRPEG (former income tax) receivables accrued in 2003 (euro 390 million).

Trade receivables grow by euro 139 million due to the sale to the Single Buyer of electricity previously sold to Enel Distribuzione, as provided by the mentioned decree of the Ministry of Productive Activities.

Other assets grow by euro 49 million due primarily to advances paid to ARCA and FISDE, in addition to issue discounts and costs relating to the placement in May of two bond issues.

The reduction in net receivables from subsidiaries and associates can be attributed primarily to the decline in receivables from the sale of electricity to Enel Distribuzione, in addition to the increase in payables to subsidiaries on account of Group VAT management procedures.

Shareholders’ Equity represents 80% of net capital employed at June 30, 2004, as compared with 63% at December 31, 2003.

At June 30, 2004 the Shareholders’ Equity amounts to euro 15,307 million and includes, with respect to December 31, 2003, net income for the period amounting to euro 5,304 million (including euro 2,241 million due to the reversal of tax-related entries) and the distribution of euro 2,195 million in dividends on 2003 net income, representing a 0.36 euro dividend per share.

In the period between May 24 and June 11, 2004, a total of 34,030,631 options assigned through the 2002 and 2003 Stock Option Plans were exercised. The exercise of such options determined a euro 201 million increase in the Shareholders’ Equity against which the capital stock was increased by euro 34 million and a euro 167 million additional paid-in capital was accrued.

The capital stock increases therefore from euro 6,063.1 million at December 31, 2003, to euro 6,097.1 million at June 30, 2004.

Net financial debt at June 30, 2004, amounts to euro 3,892 million, representing a debt to equity ratio of 0.25, as compared to 0.58 at the end of 2003.

Changes in net financial debt on December 31, 2003 are shown in the table below:

In millions of euro
	at June 30, 2004	at Dec. 31, 2003	Change
Medium- and long-term debt:
— Bank loans	1,066	1,886	(820)
— Bonds	7,854	6,333	1,521
— Own bonds and other items	(512)	(512)	—
— Debt transferred and loans extended to subsidiaries	(2,792)	(3,411)	619
Total medium- and long-term debt	5,616	4,296	1,320
— Loan extended to WIND	(166)	(164)	(2)
— Medium- and long-term guarantee deposits	(1,500)	(1,500)	—
Net medium- and long-term financial debt	3,950	2,632	1,318
Short-term debt:
— Short-term portion of medium- and long-term debt	1,350	1,526	(176)
— Short-term bank debt	2,986	2,736	250
— Net short-term financial position with subsidiaries and associates	(4,364)	185	(4,549)
— Cash at banks and marketable securities	(30)	(133)	103
Net short-term financial debt	(58)	4,314	(4,372)

NET FINANCIAL DEBT	3,892	6,946	(3,054)

The strong euro 3,054 million decline in net financial debt in the 1st Half of 2004 is due mainly to the euro 2,900 million inflow resulting from the mentioned reimbursement of Terna’s capital stock and the listing of the shares of the company.

Medium- and long-term debt increases by euro 1,320 million due to the growth of debt with third parties (up euro 701 million), accompanied by a decline in receivables from subsidiaries due to the transfer of financial debt (down euro 619 million), attributable to the early repayment of debt transferred to Terna, in addition to the portion expiring in the period.

Among funding operations, in the context of Medium Term Notes program, on May 6, 2004 two euro 750 million bond issues having respectively a 7 and 20-year maturity, were issued, for a total of euro 1,500 million.

Short-term financial position become positive, improving by euro 4,372 million due primarily to inflows generated by the listing of Terna commented above.

With reference to the same, an extraordinary euro 0.33 dividend to be paid out in November 2004 will be distributed to Enel shareholders.

Research and Development

Enel currently conducts “competitive research”, carried out for the immediate benefit of the Group. The activity involves qualified professionals in the Generation and Energy Management Division, resulting in an expense of about euro 9 million in the first six months of 2004.

“System Research”, conducted for the common benefit of all domestic electricity operators, regulated by norms for the reorganization of the power sector and remunerated through a specific tariff component, is carried out by associate CESI, in which, at June 30, 2004, Enel held a 40.92% share.

In the first six months of 2004, “competitive research” concentrated on different aspects of electricity generation, studying ways to improve the operating and economic efficiency, and the environmental compatibility of the generation process. More specifically:

•	activities for the further development of early diagnostics for gas turbines and its application to the combined-cycle plants were carried out;

•	in the field of research projects aimed at developing low-cost fuel and optimizing combustion processes, laboratory and combustion tests were carried out;

•	in the field of the “zero emissions” project, different research activities and testing phases were successfully completed;

•	the testing and commissioning of the ash recycle plant for the Sulcis station was completed and a test program to verify the efficiency of the reduction of not fully combusted material in the ashes was defined. A pre-pilot system for the testing of lime powder separation was also developed. Such activities are part of the plan aimed at the development of technological and managerial solutions for the full re-use of ashes produced by coal-fired thermal plants, also through the development of technologies for the reduction of not fully combusted material present in ashes and for the production of materials for special uses;

•	in the field of “advanced generation techniques”, Enel, in cooperation with Enea, carried out a project aimed at developing a new solar energy technology that uses convex mirrors to concentrate heat at high temperatures, developing a prototype at the Priolo Gargallo combined-cycle plant;

•	in the context of the “Hydrogen Park” Consortium, the development and testing of technologies for the production of hydrogen to be used in electricity generation started in January 2004.

Human Resources and organization

Organization

In the first six months of 2004, Enel continued to pursue its strategy of refocusing on its core business through the disposal of real estate subsidiary NewReal in July 2004, and through a reorganization process aimed at developing more effective and efficient relationships between operating and staff functions.

An Information and Communication Technology unit, aimed at directing and coordinating business support measures, and a Facility Management unit, aimed at directing service activities, focusing on cost optimization and effectiveness improvement, were established at the Parent Company level.

The optimization of the organizational structure was pursued also with the launch of measures aimed at improving staff and operating processes in the generation and distribution divisions.

Finally, Terna was reorganized in line with the new role assumed as a listed company, in order to ensure its operating autonomy.

Policies for the development of human resources

Projects carried out in the first six months of 2004 focused on the review and consolidation of professional and managerial competencies, through the implementation of on-line evaluation programs.

The annual Management Review process was carried out with the aim of updating the map of the management population and to devise and enhance career progression paths.

The professional system was updated and examination program was extended to officers and will be concluded in the second half of 2004.

In order to support this process, a training program for management, aimed at promoting the spread of an appraisal and feedback culture as a management and development instrument was launched.

Institutional training programs were devoted to the professional development of newly-hired graduates, new officers, and officers with career advancement prospects.

A new training initiative named “Basic Set” was launched in the first six months of 2004. The initiative consists in a program of 31 seminaries devoted to professional profiles, ranging from 1 to 3 days and focusing on knowledge, skills and IT instruments.

Other specific initiatives were launched, including the “Vision & Economics” program for the Generation and Energy Management division and the “Investment appraisal and the OPTIMA Project” program for the Market, Infrastructures and Network division. The first initiative, devoted to personnel in the Thermal and Renewable Resources Generation area, is aimed at the development of managerial economic and financial skills focusing on business strategies. The second initiative aims at supporting the development of skills in the context of the new Investments Planning procedure and is devoted to personnel of the business area Network.

Hiring

Personnel selection within Enel aims at ensuring the compliance of candidates selected to the requirements of the job profiles at the various entry levels and to create the conditions to enhance Enel’s appeal to the upper segments of the labor market.

The selection process is tailored according to the position to be covered and the number of hirings. Group testing (attitudinal tests and assessment of professional and technical skills) are used in the selection of high school and university graduates.

In the first six months of 2004, recruiting activities were devoted to personnel search for Enel’s main activities: design, construction, operation and maintenance of electrical plant and equipment.

Compensation and incentive systems

Group remuneration systems aim at the integration between the evaluation and the compensation system, focusing on the market.

In the first six months of 2004, the periodical evaluation of managerial positions was carried out for all managers and a high number of officers. The evaluation process keeps into account the new strategic outlook and changes connected with the new organizational model.

As in the past, compensation policies in 2004 continue to focus on variable retribution: “Management by Objectives” (MBO) and “Bonuses” which focus on specific projects.

The MBO system for 2004 is expected to involve about 80% of management and a number of officers employed in management positions.

With regards to the medium and long-term incentive systems, a new 2004 Stock Option Plan, involving about 640 executives, was launched.

Industrial relations

Following the presentation of Trade Union requests, second level negotiations were started in the electricity sector. In this context, on May 25, 2004, an agreement was reached introducing the “contract for newly hired personnel”, one of the new instruments provided by the Biagi labor market reform. According to the agreement, new hirings will be regulated primarily by this new and flexible labor contract (that replaces the former training contract). Negotiations for the introduction of a “performance bonus” providing an additional incentive for employees in view of the increasingly competitive market in which Enel will operate in the future. In early June, the Company set the bonus for electricity sector employees for the year 2003.

The most significant event in the context of the negotiation with Trade Unions is represented by Monitoring in the Networks and Sales Divisions. The term Monitoring refers to wide and detailed consultation in the field aimed at verifying the level of preservation within the Company of the activities deemed distinctive of the electricity sector, and the functioning of the service provided through personnel on-call. The monitoring process, alleviating the most difficult situations by carefully coordinating central and peripheral operating units, achieved a positive result, allowing to postpone new negotiations with Unions on such matters until the end of 2005 or early 2006.

With regards to other issues under discussion, negotiations with Unions regarding the Generation and Energy Management Division were developed further, reaching significant results that should allow to focus on the organization of maintenance services and to conclude negotiations in a short period of time.

In the Gas sector, two important agreements were underwritten in June. The first relates to the change from the labor contract for the trade sector to that of the gas sector for the employees of Iridea (a company managing the call center for the gas sector). The shift will take place gradually that will allow to spread the cost of the operation over three years (2004-2006). The second relates to bonuses payable to gas distribution companies’ employees. Such bonus was comprehensively outlined for the first time by setting objectives and benchmarks in addition to measuring procedures.

With regards to Wind, the most significant labor event for the first six months of the year was the underwriting of a letter of intent for an agreement on the terms for the payment of a bonus for years 2004-2007.

Headcount

The Group’s headcount at June 30, 2004 was 63,023 employees. Changes in the headcount on December 31, 2003 is summarized in the table that follows.

Balance at Dec. 31, 2003		64,770

Changes in the scope of consolidation:
— Acquisition of Sicilmetano	43
— Acquisition of Wisco	21
— Disposal of Aimeri	(856)
— Disposal of local distribution networks	(1)
		(793)
Hirings	557
Terminations of employment	(1,511)

		(954)

Balance at June 30, 2004		63,023

The Group’s headcount in the first six-months of 2004 declines by 1,747 employees due to the negative balance between terminations and hirings (representing a loss of 954 employees), and the decline of 793 employees due to changes in the scope of consolidation.

Terminations were primarily the result of early retirement incentives (about 80% of the total). At June 30, 2004, the number of employees of foreign subsidiaries was about 1,837.

Headcount by Division

	Employees		Employees
	at June 30, 2004%		at Dec. 31, 2003%		Change
Parent Company	558	0.9%	522	0.8%	36
Generation and Energy Management	11,012	17.5%	11,196	17.3%	(184)
Networks, Infrastructure and Sales	35,660	56.6%	36,826	56.9%	(1,166)
Transmission networks	2,950	4.7%	2,837	4.4%	113
Wind	8,463	13.4%	8,769	13.5%	(306)
Services and Other activities	4,380	6.9%	4,620	7.1%	(240)

Total	63,023	100.0%	64,770	100.0%	(1,747)

Events subsequent to June 30, 2004, outlook and other information

Events subsequent to June 30, 2004

•	On July 2, 2004, the Board of Directors of the Parent Company resolved to authorize, in the meeting to be held on September 9, 2004, the payment of an interim dividend of euro 0.33 per share following the initial public offering of Terna, taking into account the capital gain realized and the impact of the financial restructuring of Terna ahead of its IPO. Following the announcement from the Ministry of Economy and Finance of the Republic of Italy that it intends to launch a new public offering (OPV) on Enel’s shares, the payment of the interim dividend will occur on November 25, 2004, instead of the original payment date of October 21, 2004, with an ex-dividend date of November 22, 2004.

•	On July 8, 2004, Enel and SET agreed upon the general terms of a settlement for the sale to SET of Enel electricity distribution networks in the province of Trento. The networks in the Trento province comprises of 6,700 km of distribution lines, 3,000 substations, various real estate holdings related to its operation and has 250 employees, serving 222,000 customers. Total consideration for the sale is euro 198 million, including networks and real estate holdings.

•	On July 28, 2004, the Board of Directors of the Parent Company, as part of its refinancing program, approved the issuance, by June 30, 2005, of up to euro 1 billion of bonds to be sold in Italy, in one or more installments.

•	On July 29, 2004, Enel reached an agreement to acquire a 100% interest in two gas companies, Ottogas Rete and Ottogas Vendita, which serve 36,000 customers in the provinces of Napoli and Salerno. The total consideration for the acquisition of both companies is euro 31.5 million.

•	As part of its international expansion objectives and efforts to consolidate its presence in Eastern and Central Europe, Enel submitted a binding offer for a 66% interest in Slovenskè Elektrárne S.A. (“SE”), the monopoly electric power generation company in the Republic of Slovakia which owns and operates nuclear, thermal and hydroelectric generation facilities having a total installed capacity of 6,800 MW. The Slovakian government is currently reviewing the binding offers received at the end of July, and is expected to announce with which bidder it intends to enter bilateral negotiations. Such decision is expected for September.

Outlook

In light of Enel Group’s results for the first six months of 2004, and on the basis of currently available information and in the absence of any extraordinary events, operating income for the full year is expected to increase over 2003. Extraordinary items in the second six months of 2004 will reflect the capital gain deriving from the disposal of NewReal to the DB-CDC Ixis consortium.

As a result of the increase in the operating income and extraordinary income, consolidated net income for the full year is expected to increase over 2003.

Furthermore, it is expected that capital expenditure for the second half of 2004 will fund with cash generated by current operating activities, and, in the absence of any extraordinary events, the net financial debt at year-end will be largely in line with the net financial debt at the end of 2003, notwithstanding Enel’s intention to pay an interim dividend of euro 0.33 per share.

Other Information

Transactions with related parties

Related parties are defined pursuant to Consob Regulation no. 2064231 dated September 30, 2002. In the first six months of 2004 transactions with related parties were carried out exclusively with associates. These are represented by CESI and joint ventures in the real estate sector (Immobiliare Foro Bonaparte) and in the vehicle leasing sector (Leasys), to which related businesses were transferred in past years. In relation to such companies, the Enel Group recorded costs relating almost exclusively to leases, rentals and research costs. Revenues of the Group from associates relate to commercial transactions and are primarily due to services supplied.

All transactions with related parties were carried out at standard market conditions.

The table that follows summarizes the transactions described:

	Consolidated Balance sheet		Consolidated Income
	items		Statement
In millions of euro	Receivables	Payables	Costs	Revenues
	at June 30, 2004		1st Half 2004
Cesi SpA	6	5	5	1
Immobiliare Foro Bonaparte SpA	7	1	12	—
Leasys SpA	2	78	47	1
Others	11	6	—	2

Total	26	90	64	4

Corporate governance rules adopted by the Enel Group include conditions aimed at ensuring that possible transactions with related parties are carried out according to criteria of procedural and substantive fairness.

With regard to procedural fairness, it is provided that, in case of transactions with related parties, directors who have an interest (even potential or indirect) in the transaction:

•	promptly and fully inform the Board of Directors about the existence and nature of such interest; and

•	leave the meeting at the time the resolution is discussed and voted on, when that does not affect the quorum of the meeting.

Furthermore, in such cases Board resolutions must adequately explain the reasons for and advantageousness of the transaction.

With regard to substantive fairness, in order to ensure the equity of the conditions agreed upon in transactions with related parties and in the event it is required by the nature, value or other characteristics of a given transaction, it is provided that the Board of Directors avail itself of the assistance of independent experts to value the assets concerned by the transaction and to provide financial, legal or technical advice.

Adoption of International Financial Reporting Standards

European Regulation no. 1606/2002 established that all companies listed in regulated markets of the EU will adopt, starting with financial year 2005, International Financial Reporting Standards (IFRS) in the preparation of their consolidated financial statements.

Within the limit of flexibility allowed by the mentioned EU Regulation, the Italian legislator extended such obligation to the statutory accounts of the same companies.

At the same time, the International Accounting Standard Board (IASB) prepared a number of projects aimed at the implementation of international principles, including issues not currently regulated. Some of these projects have already been completed while others are still in their drafting phase.

In 2003, Enel initiated a review and evaluation of the main differences between IFRS and Italian GAAP, in addition to the main problems connected with processes and information systems affected by the introduction of the new standards.

In the first six months of 2004, taking into consideration the results of the activities performed and the last rules issued, Enel started a work plan that will allow the Group to be ready for the foreseen transition to IFRS. This work plan is detailed for topics and in different phases. The first phase has the aim to define accounting, system and procedures differences between Enel Group accounting principles and IFRS, while the subsequent phases relate to the detailed steps to realize, their subsequent implementation, with particular reference to the accounting procedures and to the information systems.

Main differences with respect to currently adopted accounting principles can be summarized as follows:

•	the rule according to which goodwill is not amortized and its retrieval must be assessed at least annually to identify a possible impairment (impairment test);

•	the determination of accruals to provisions for risks and charges, with the discounting of costs expected to be incurred when the financial effect over time is significant;

•	the use of actuarial calculations in the valuation of employee termination indemnities and other personnel compensation;

•	the use of the fair value approach in the valuation of stock options at the granting date, with the recognition in the statement of income of a compensation cost balanced through the same amount recognized in the equity;

•	the use of the fair value approach in the valuation of derivative instruments.

With reference to this last issue, it is to be noted that there exists a strong element of uncertainty with regards to the assessment and valuation of financial instruments, and that the last draft of the accounting principles, issued by the FASB in December 2003, have been further revised and the term to provide observations expires in October 2004.

In addition, Enel prepares the Annual Report on Form 20-F with the reconciliation of the net income and of the shareholders’ equity between Italian GAAP and US GAAP. Such document can be taken as reference to understand, in a certain way, the most significant impact deriving from the application of the IFRS, with particular reference to the use of actuarial calculations in the valuation of employee termination indemnities and other personnel compensation and the use of the fair value approach in the valuation of derivative instruments.

Investigation by the Milan District Attorney’s Office

In the criminal investigation initiated by the Milan District Attorney’s Office in February 2003 (criminal proceeding no. 2460/03), emerged embezzlements from former managers and third parties at Enelpower’s expense, and payment by contractors by means of obtaining the award of some contracts.

Following the resolution of the Board of Directors of the Parent Company and of Enelpower and of Enel Produzione, legal actions to seek compensation for the damage suffered has been taken against people involved in the alleged offenses, which determined a settlement with Siemens and Alstom.

In particular, following negotiations between the parties, on December 2 and 4, 2003, an agreement was reached between Enel SpA, Enelpower SpA and Enel Produzione SpA on the one side, and Siemens AG — also on behalf of Siemens SpA - on the other, relating to the events that are the object of the legal proceedings. The agreement settles the awarding in favor of the three Group companies mentioned above of damages to their image and the renegotiation of agreements between Siemens SpA and Enel Produzione SpA, establishing better conditions for future supplies and services. As a result of the agreement, in 2003, Siemens accepted to pay to Enel Group euro 20 million in damages to its image (to be paid in equal shares to Enel SpA and Enelpower), in addition to the above renegotiated conditions for future supplies and services.

In the context of the same legal proceedings, the District Attorney’s Office requested, as a precautionary measure, to the Milan Court Investigation Office the application to Siemens AG of a sanction barring it from concluding contracts with the Public Administration (as a precautionary measure pursuant to Legislative Decree no. 231/2001), basing such request on the alleged illicit relationships between the management of Siemens, Enelpower’s former Managing Director and the former Chairman of Enel Produzione. On April 28, 2004, the Milan Court Investigation Office banned Siemens AG from concluding contracts with public entities in Italy for one year period; on May 5, 2004, the Milan Court Investigation Office integrated such resolution specifying that the banning measure is limited to the supply of gas turbine.

Against such resolution, Siemens appealed to the Court of Cassation and, based on the information available since Enelpower has not been involved in such proceeding, the treatment of the appeal is expected in the second half of September.

On February 19, 2004, Enelpower SpA, Enel Produzione SpA and Enel SpA concluded a settlement with Alstom Holdings SA, Alstom Power Inc. and Alstom Power Italia SpA involving the payment of damages to the image of Enel Group companies in the context of investigations initiated by the Milan District Attorney’s Office on supply contracts relating to the Sulcis project.

As a result of such agreement, Alstom issued a credit note amounting to euro 2.5 million and a further credit note amounting to euro 2 million to be applied towards future purchases by any Enel Group company from any Alstom Group company.

On the basis of information acquired to date, the Company does not foresee situations which could have an adverse effect on the Consolidated Balance Sheet of Enel Group at June 30, 2004.

Consolidated Financial Statements

Consolidated Balance Sheet

In millions of euro
ASSETS	at June 30, 2004	at Dec. 31, 2003	at June 30, 2003
SHARE CAPITAL NOT PAID-IN	—	—	—
FIXED ASSETS
Intangible assets	13,086	13,576	12,579
Tangible assets	37,129	37,155	36,853
Financial assets	2,006	2,060	628
Total fixed assets	52,221	52,791	50,060
CURRENT ASSETS
Inventories	4,404	4,211	3,627
Receivables	12,476	10,952	11,002
Short-term investments	891	1,032	1,103
Cash and cash equivalents	316	426	1,475
Total current assets	18,087	16,621	17,207
ACCRUED INCOME AND PREPAID EXPENSES	513	427	488

TOTAL ASSETS	70,821	69,839	67,755

In millions of euro
LIABILITIES AND SHAREHOLDERS’ EQUITY	at June 30, 2004	at Dec. 31, 2003	at June 30, 2003
SHAREHOLDERS’ EQUITY
Capital stock	6,097	6,063	6,063
Additional paid-in capital	167	—	—
Legal reserve	1,453	1,453	1,453
Other reserves	2,215	2,215	2,244
Retained earnings	9,186	8,884	8,823
Group net income	2,047	2,509	1,200
Group Shareholders’ Equity	21,165	21,124	19,783
Minority interests	1,095	191	149
Total Shareholders’ Equity	22,260	21,315	19,932
PROVISIONS FOR RISKS AND CHARGES	5,358	4,460	5,718
EMPLOYEE TERMINATION INDEMNITIES	1,194	1,298	1,357
ACCOUNTS PAYABLE
Bonds	10,103	10,431	9,596
Medium- and long-term bank debt	11,254	11,951	11,270
Short-term bank debt	3,222	3,171	4,880
Other debt: commercial paper	2,019	1,457	1,075
Other debt: other loans	185	170	355
Trade and other payables	13,949	14,452	12,309
Total payables	40,732	41,632	39,485
ACCRUED LIABILITIES AND DEFERRED INCOME	1,277	1,134	1,263

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	70,821	69,839	67,755
COMMITMENTS
Guarantees given	14	17	14
Other commitments	40,467	39,825	46,212
Total commitments	40,481	39,842	46,226

Consolidated Income Statement

In millions of euro
	1st Half 2004	1st Half 2003	2003
REVENUES
Sales and services	16,333	14,538	28,937
Change in contract work in progress	189	531	1,085
Capitalized expenses	467	427	944
Other revenues	482	386	1,408
Total revenues	17,471	15,882	32,374
OPERATING COSTS
Materials and fuels	7,371	6,389	12,758
Services	2,345	2,230	4,641
Leases and rentals	372	357	734
Personnel	1,646	1,744	3,440
Depreciation and amortization	2,062	2,272	4,510
Write-downs	154	76	209
Change in inventories	10	40	36
Accruals to provisions for risks and charges	67	59	266
Other accruals	21	47	118
Other operating costs	376	437	930
Total operating costs	14,424	13,651	27,642
Operating income	3,047	2,231	4,732
FINANCIAL INCOME AND EXPENSE
Income from investments	4	12	9
Other financial income	160	209	428
Interest and other financial expense	727	777	1,555
Total financial income (expense)	(563)	(556)	(1,118)
ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS	(19)	(16)	(85)
EXTRAORDINARY ITEMS
Extraordinary income	943	506	760
Extraordinary expense	211	252	896
Total extraordinary items	732	254	(136)
Income before taxes	3,197	1,913	3,393
Income taxes	1,098	794	966
Income before minority interests	2,099	1,119	2,427
Minority interests	(52)	81	82

GROUP NET INCOME	2,047	1,200	2,509

Notes to the Consolidated Financial Statements

Basis of presentation and accounting principles

The present Half-Year Report of the Enel Group has been prepared in accordance with the provisions of article 2428 of the Italian Civil Code and of Legislative Decree no. 58, February 24, 1998 and subsequent amendments and integrations. The present Report, has also been prepared in accordance with regulations on statutory and consolidated accounts and in compliance with article 81 of CONSOB regulation adopted through Resolution no. 11971 dated May 14, 1999 and subsequent amendments and integrations. It includes the “Report on operations” of the Group to which we refer for a better understanding of the present Notes.

The Half-Year Report includes a Balance Sheet and Income Statement of Parent Company Enel SpA. As indicated in the same, such statements include the effect of the reversal, carried out in the first six months of the year, of tax-related entries in compliance with new company and tax regulations. The main issues relating to the operating performance of Enel SpA in the first six months of the year and main changes occurred in balance sheet items are illustrated in the related chapter of the Report on operations.

All amounts are stated in millions of euro.

Scope of consolidation

The scope of consolidation includes the Parent Company Enel SpA and those subsidiaries in which Enel SpA, directly or indirectly, holds the majority of the shareholders’ votes or sufficient votes to enable it to exercise control at ordinary shareholders’ meetings, pursuant to article 2359 of the Italian Civil Code.

As shown in the attached list, some subsidiaries with a small business volume or that are not operational, are not consolidated. The list of subsidiaries consolidated based on the line-by-line and the proportional method, for all of which the financial year corresponds to the calendar year, is enclosed and represents an integral part of the present Notes.

In the 1st Half of 2004 the scope of consolidation changed as a result of the following operations:

•	acquisition of control of Unión Fenosa Energìas Especiales (generation of electricity in Spain) on December 18, 2003 and consolidation of the same in the Balance Sheet at December 31, 2003. In the 1st Half of 2004, the company was fully consolidated;

•	acquisition on January 29, 2004 of Sicilmetano and Sicilmetano Energy (distribution and sale of natural gas to end-users) and consolidation on a line-by-line basis of the same from January 1, 2004;

•	acquisition on February 18, 2004 of controlling shares in North American companies operating in the renewable resource electricity generation sector and consolidation on a line-by-line basis of the same from the same date;

•	disposal of the Aimeri Group (environment) in January 2004 and deconsolidation of the same from January 1, 2004.

In addition to the above operations, a further difference in the scope of consolidation in the 1st Half of 2004 is represented by the Maritza East III Power Company, whose results for 2003 were consolidated from April 1.

The present Notes show the effects of the above-mentioned changes with reference to the main items of the Consolidated Financial Statements.

Consolidation principles

The Consolidated Financial Statements reflect the accounts of subsidiaries at June 30, 2004 as approved, for major subsidiaries, by their respective Board of Directors.

Adjustments are made in the consolidation to eliminate the effect of tax-basis reporting and to comply with accounting principles adopted by the Parent Company. Such adjustments keep into account, whenever applicable, the related deferred and prepaid tax effect, recorded in the appropriate item. Where applicable, consolidated companies carried out in the respective financial statements at June 30, 2004 the reversal of tax-related entries pursuant to newly introduced company and tax regulations. As a result, contrary to the past, no adjustment on consolidation was made to eliminate the effect of tax-related entries.

The following consolidation principles, adopted in line with the previous year, deserve a mention:

•	the capital consolidation takes place by offsetting the carrying amounts of the investments against the proportionate amounts of the revalued equity of subsidiaries at the time of purchase or at which control is acquired. Any remaining debit differences are capitalized as goodwill (“consolidation differences” according to Italian rules denomination). Negative goodwill is recorded under Consolidation Reserve in the Consolidated Shareholders’ Equity;

•	minority interests in the income and Shareholders’ Equity of consolidated companies are recorded in the Income Statement and under Shareholders’ Equity in the Balance Sheet;

•	significant unrealized gains and losses from transactions between Group companies as well as receivables and payables, costs and revenues generated between consolidated companies are eliminated;

•	dividends distributed between Group companies are eliminated from the Consolidated Income Statement and reattributed to equity reserves;

•	Balance Sheet items of companies operating in countries not participating in the European Monetary Union are translated into euro at the exchange rate applicable at the balance sheet date (US dollar = 1.2155; British Pound = 0.6707; Brazilian Real = 3.7838, SR Rial = 4.5520). Income statement items are translated into euro at the average exchange rates for the period (US dollar = 1.2273; British Pound = 0.6735; Brazilian Real = 3.6428, SR Rial = 4,5963). Differences arising from the translation into euro of the accounts are netted against Retained earnings without profit/loss effect.

The Group does not currently operate in hyperinflationary economies.

Accounting principles

The accounting principles used in the preparation of the Financial Statements at June 30, 2004 are consistent with those applied in the Financial Statements of the previous year. These policies comply with article 2426 of the Italian Civil Code, amended as a result of the issue of new company legislation introduced by Legislative Decree no. 6, January 17, 2003, and supplemented by the accounting principles issued by the Italian accounting profession and, where lacking and applicable, by the International Accounting Standards issued by the IASB.

Main accounting principles adopted are illustrated below.

Intangible assets

They include the non-amortized balance of investments whose economic life spans over several years, stated at purchase or production cost, inclusive of any additional expense incurred. In case of permanent impairment in value, the cost is written down accordingly and restored, net of amortization, if the reasons for such write-down subsequently cease to exist.

Amortization is calculated on a straight line basis over a period deemed to be representative of the expected useful life of the assets. Goodwill is recorded in the Balance Sheet when acquired for a consideration; amortization is calculated on a straight-line basis over five years or a different period if deemed to be more representative of the related business. Such method is adopted also for consolidation differences. The extraordinary contribution due upon the suppression of the Electricity Sector Employee Pension Fund (ESEPF), pursuant to Law 488 dated December 23,

1999 (2000 Budget Law), has also been recorded under intangible assets. The amount is amortized over a period of 20 years, as also allowed by the same Law.

Tangible assets

Tangible assets are stated at purchase or construction cost, inclusive of any additional expense incurred and adjusted by revaluations made pursuant to applicable regulations.

In case of permanent impairment in value, tangible assets are written down accordingly. The original value of the asset, net of depreciation, is restored if the reasons for such write-down subsequently cease to exist.

Ordinary maintenance costs are charged to the income statement for the year in which they are incurred.

Tangible assets are depreciated on a straight line basis, using rates reflecting their expected economic residual useful life (economic depletion). Assets in concession are depreciated over the life of the same, where this is shorter than the expected useful life, as defined above.

Main depreciation rates applied are shown in the table below.

	Ordinary depreciation rate
Buildings	2.5%
Hydroelectric power plants(1)	2.5%
Thermal power plants(1)	5.0%
Geothermal power plants	8.0%
Power plants using other resources	4.7%
Power lines	2.50	%(2)
Transformer stations	2.38%-3.13	%(3)
Medium- and low-voltage distribution lines	2.5-3.33	%(4)
Gas distribution networks and meters	2.0-4.0%
Telecommunications equipment and networks	5.0-18.0%
Industrial and commercial equipment	25.0%

(1)	Excluding assets in concession.
(2)	Rates applied from 2003; previously equal to 2.85%.
(3)	Rates applied from 2003; previously equal to 5.00%.
(4)	Rates applied from January 1, 2004; previously equal to 5.0-5.5%.

The above rates are reduced by half for assets acquired during the period.

Fixed financial assets

Equity investments in associates not consolidated based on the proportional method are accounted for under the equity method.

Equity investments in a number of subsidiaries, excluded from the consolidation as not significant, and investments in other companies, are carried at the acquisition or underwriting cost, adjusted where necessary for permanent impairment in value. In case of a reversal, the original value of investments is restored, and the adjustment is recorded in the Income Statement as a revaluation.

Inventories

Raw materials, auxiliary and consumption goods are valued at the lower of the weighted average purchase cost and the expected realizable value.

Obsolete and slow moving stocks are written down to their estimated realizable value.

Real estate properties available for sale are valued at the lower of cost and current market value.

Contract work in progress is valued at the amounts set in order contracts accrued with reasonable certainty, according to the percentage of completion method.

Receivables and short-term financial assets

Receivables are recorded at their expected realizable value and classified among Financial assets and Current assets, according to their nature and use.

Investments in associates included among marketable securities, are recorded at the lower of cost and expected realizable value.

“Marketable securities” are valued at the lower of acquisition cost and market value. In the case of listed securities, the market value corresponds to the average Stock Market price for the month of June.

Accruals and deferrals

Accruals and deferrals are recorded based on the accrual method. Issue discounts and other costs relating to financing are recorded in the income statements over the term of the loan or issue to which they relate.

Provisions for retirement benefits

The provision includes primarily the estimated present value of the amount due as supplementary pension benefits for managers of Italian Group companies who retired prior to April 1, 1998. The provision also includes compensation paid in lieu of notice to existing personnel entitled to the same pursuant to applicable collective labor contracts and union agreements.

Other provisions for risks and charges

Other provisions for risks and charges are accrued against known or probable losses and charges, the amount and timing of which are undetermined at the balance sheet date. Accruals are calculated on the basis of the best estimate made according to information available.

Provision for employee termination indemnities

The provision covers amounts owed to employees pursuant to the Italian Law and labor contracts in force at the balance sheet date, net of advances made and Pension Fund contributions withheld.

Accounts payable

Payables are stated at face value.

Capital grants

Grants related to assets are recorded as deferred income when legal title to the grant is recognized and when its amount may be determined with reasonable certainty and is free from constraints. Grants for the purchase of specific plant and equipment are recorded as a reduction in the cost of the asset or, lacking such correlation, are deferred and recorded in the Income Statement over the depreciable life of the assets to which they relate.

Other grants

Other grants are recorded in the Income Statement when legal title to the grant is recognized and when its amount may be determined with reasonable certainty and is free from constraints.

Revenue recognition

Revenues from the sale and transport of electricity and gas to end users relate to quantities supplied in the period and are calculated according to consumption measured by meter readings carried out at set intervals, integrated with appropriate consumption estimates as necessary. Calculations are based, where applicable, on law provisions and tariffs set by the Italian Authority for Electricity and Gas or other similar foreign institutions, applicable for the period.

Revenues for the Telecommunications Division from traffic, connections and roaming are recorded in the Income Statement according to usage by customers and telephone operators, recognizing revenues under the accrual method.

Revenues from other services and the sale of goods are recorded at the time when the service is supplied or the title of ownership of the goods is transferred to the customer.

Income taxes

Income taxes for the period are recorded among tax provisions and are calculated by applying to the pre-tax income for the period of each consolidated company the respective tax rate estimated to be applicable for the whole year, keeping into account the effect of the expected participation in the “tax consolidation” procedure provided for by the new Testo Unico income tax regulation.

Deferred tax assets and liabilities are recognized on temporary differences between the financial reporting and tax bases of assets and liabilities at each balance sheet date. Deferred tax assets on loss carry-forwards are also recorded.

Deferred tax assets are recorded when there exists reasonable certainty of their retrieval in the future, also in the context of the “tax consolidation” procedure. In particular, those relating to loss carry-forwards are recorded limited to the amount that is reasonably expected to be retrieved in the future, within the time limits set by applicable tax regulations.

In addition to the expected tax expense for the period, item “Tax Provision, including deferred” includes deferred tax liabilities that are recorded only at the time and when expected to be paid.

Translation of amounts denominated in foreign currencies

Receivables and payables denominated in currencies other than the functional currency are translated into euro at the exchange rate in effect at the date of the transaction.

At the end of the period, amounts denominated in currencies other than the functional currency are translated into functional currency at exchange rates at the balance sheet date, while differences are recorded in the Income Statement as “Financial income and expenses”, keeping into account possible hedging contracts.

Financial derivatives

In order to hedge against the risk of fluctuations in interest rates, exchange rates and commodity prices, the Group enters into derivative contracts to hedge specific transactions as well as general risk.

Interest rate differentials accrued at period-end on interest rate hedging instruments are recorded in the Income Statement among “Financial income and expenses”, in line with charges related to the underlying liabilities.

Foreign currency hedging instruments are valued at the spot rate at the Balance Sheet date. Related gains and losses are recorded in the Income Statement as exchange rate differences under “Financial income and expenses”. Similarly, premiums and discounts paid or received on such instruments are deferred and recorded in the Income Statement over the life of the instrument purchased or sold.

Gains and losses on foreign-exchange and commodity hedging contracts aimed at hedging risk implicit to the current electricity market context are recorded in the Income Statement among “Other revenues”. If the economic effect of the hedged transaction has not yet accrued, the corresponding economic effect relating to the hedging instruments is deferred.

Financial derivatives originally entered into as hedging contracts for which the underlying asset or liability is extinguished prior to expiration or is not specifically identifiable, are valued at the lower of cost or market value as of the Balance Sheet date. The corresponding effect of the valuation is recorded among Financial charges.

Environmental costs

Environmental costs relate to the avoidance, reduction and monitoring of the environmental impact of production activities. Such costs are capitalized to the extent that they prolong the useful life, increase the capacity or improve the safety of tangible assets.

Provisions for risks and charges are accrued when it is probable or certain that the cost will be incurred and its amount can be reasonably estimated.

Commitments

Guarantees are recorded at an amount equal to the amount of debt for which the guarantee is granted.

Commitments with suppliers are determined according to contracts in force at the end of the period that do not fall within the normal “operating cycle”, limited to the part that has not yet been executed.

Forward currency agreements are recorded at the settlement price stated in the contract.

Commodity risks hedging contracts are recorded at the notional value to which they make reference.

Notes to the Consolidated Balance Sheet — Assets

Fixed assets

Intangible assets — Euro 13,086 million

Changes in intangible assets

				Changes in		Coming into
			Ordinary	scope of		service and
In millions of euro			increases	consolidation	Amortization	other changes
		at Dec. 31,					at June 30,
		2003					2004
Incorporation costs		65	—	—	(5)	—	60
Research, development and advertising		40	—	—	(13)	—	27
Industrial patents and intellectual property rights		489	43	—	(106)	5	431
Concessions, licenses, trademarks and similar rights		2,707	6	—	(74)	—	2,639
Goodwill and consolidation differences:
—	Goodwill	1,611	—	1	(55)	1	1,558
—	Consolidation differences	6,702	—	12	(273)	(3)	6,438
Total goodwill and consolidation differences		8,313	—	13	(328)	(2)	7,996
Work in progress and advances		199	35	(2)	—	(33)	199
Other:
—	extraordinary contribution for the suppression of the Electricity Sector Employee Pension Fund	1,422	—	—	(44)	—	1,378
—	software development	95	7	—	(26)	21	97
—	charges on the liberalization of frequencies	48	—	—	(2)	—	46
—	other	198	4	33	(33)	11	213
Total other		1,763	11	33	(105)	32	1,734

TOTAL		13,576	95	44	(631)	2	13,086

Ordinary increases reflect the following changes occurred in the first six months of the year:

•	development of a computerized cartography system for the management of medium- and low-voltage power lines;

•	creation of a remote meter management system and of NT-Unix applications;

•	development and streamlining of software applications by Wind.

Intangible assets are analyzed below.

Incorporation costs include euro 35 million of start-up costs incurred by Maritza East III Power Company AD, acquired in 2003, for the pre-operating activities of the Stara Zagora (Bulgaria) power plant. These costs are amortized over a period of 18 years, equal to the term of the concession under which the plant is operated. The residual amount includes prevalently start-up costs incurred by Tellas Telecommunications, in addition to incorporation costs, costs for amendments to the by-laws and capital stock increases relating to other subsidiaries, amortized over 5 years.

Research, development and advertising costs relate to the cost of advertising campaigns carried out by Wind to support new services and trademarks, in addition to costs for the launch of new services and the promotion of its new image following the merger with Infostrada. They are amortized over 5 years.

Industrial patents and intellectual property rights consist primarily of costs incurred by Wind, Enel Distribuzione and Enel.it for the acquisition of proprietary and licensed software. Main expenditure was concentrated on software for running the network, billing process and customer services, the development of Internet portals and administrative systems. Amortization is calculated on a straight line basis over the expected residual useful life of the assets (normally between 3 and 5 years).

Concessions, licenses, trademarks and similar rights include costs incurred by Wind to participate in the bid for the awarding of a license for the installation and operation of third generation mobile telecommunications systems (UMTS — IMT 2000) and, subsequently, for the issue of the same, amounting at June 30, 2004 to euro 2,254 million. The license was issued on January 10, 2001 for a term of 20 years, effective January 1, 2002. The original cost amounts to euro 2,447 million, amortized from 2003 over the residual life of the license.

The item includes also euro 311 million relating to charges incurred by Infostrada (now part of Wind) to acquire the right of access to the network owned by Italian State Railways and the right to use the related optical fiber network. The right of access to the network is amortized on the basis of the residual duration of the same (29 years), while the right to use the existing optical fiber network is amortized over 20 years.

Goodwill and consolidation differences are analyzed jointly since they arose from the same acquisitions of businesses in recent years that affected both items.

Goodwill and consolidation differences

In millions of euro	Balance	Amortization expense	Amortization period
	at June 30, 2004	1st Half 2004
Telecommunications	6,482	278	15 years
Viesgo	662	19	20 years
Gas Area	571	23	15 years
Enel North America and Enel Latin America	140	4	20 years
Enel Unión Fenosa Renovables	120	3	20 years
Maritza	15	—	20 years
Wisco	6	1	5 years

Total	7,996	328

The carrying value of the Telecommunications sector is supported by the valuation of the Group’s Telecommunications business, based on an approach that takes into account discounted cash flows projected in the 2004-2008 business plan.

With reference to the Gas sector, goodwill refers mainly to sales activities. Amortization is calculated over 15 years, a term deemed in line with current and expected results of such activities. The acquisition of the Sicilmetano Group in the 1st Quarter of 2004 generated consolidation differences amounting to euro 5 million.

Consolidation differences and goodwill relating to electricity generation activities (Viesgo, Enel North America, Enel Latin America, Maritza and Enel Unión Fenosa Renovables) are amortized over 20 years, a term deemed appropriate for the industry, in line with the duration of long-term electricity sale contracts held by some of the companies, with strategic plans and international practice in the sector.

The acquisition in the 1st Half of 2004 of a 51% stake in Wisco, a company operating in the water sector born from the spin-off of former associate En.Hydro, generated a consolidation difference equal to euro 7 million, amortized over 5 years.

Work in progress and advances include costs incurred in projects of various nature — such as the development of a cartography system for electricity distribution networks, the implementation of new operating systems and leasehold improvements on technical sites in the Telecommunications sector.

The extraordinary contribution due on the suppression of the Electricity Sector Employee Pension Fund, was established through Law no. 488, dated December 23, 1999 (2000 Budget Law). Changes reflect the amortization for the period.

Software development costs relate to operating programs developed for internal use, having a useful life spanning over several years, amortized over 3 years.

Charges on the liberalization of frequencies relate to contributions introduced by Ministerial Decree no. 113, March 25, 1998 as compensation for costs incurred by the Ministry of Defense as a result of adjustments made prevalently in 1998 to the National Frequency Plan. The contribution is amortized over the residual life of the mobile telephone service license (DCS 1800).

Other costs include primarily leasehold improvements carried out by Wind on technical sites in addition to other intangible assets acquired by Enel North America and Enel Latin America, amortized over their residual useful life.

Tangible assets — Euro 37,129 million

Changes in tangible assets

			Coming		Changes in	Disposals
		Ordinary	into		scope of	and other
In millions of euro		Increases	service	Depreciation	consolidation	changes
	at Dec. 31,						at June 30,
	2003						2004
Land and buildings	5,234	11	37	(129)	(9)	(9)	5,135
Plant and machinery	29,265	578	618	(1,201)	47	(68)	29,239
Industrial and commercial equipment	134	6	—	(23)	(1)	7	123
Other assets	382	38	6	(78)	—	(5)	343
Total tangible assets	35,015	633	661	(1,431)	37	(75)	34,840
Work in progress and advances	2,140	819	(661)	—	—	(9)	2,289

TOTAL	37,155	1,452	0	(1,431)	37	(84)	37,129

Revaluations to the historical cost of assets at June 30, 2004 made pursuant to specific laws (including Law no. 292/1993) are shown below:

In millions of euro
Land and buildings	2,155
Plant and machinery	7,769
Equipment, other assets and plant under construction	12

Total	9,936

The table below shows gross book value of tangible fixed assets at June 30, 2004, accumulated depreciation and the resulting net book value. The table also reports the percentage of accumulated depreciation on gross book values at June 30, 2004, compared with the same at December 31, 2003:

	Gross book	Accumulated	Net book	Accumulated depreciation on
In millions of euro	value	depreciation	value	total gross book value (%)
				at June 30, 2004	at Dec. 31, 2003
Land and buildings	8,820	3,685	5,135	41.8%	40.5%
Plant and machinery	73,995	44,756	29,239	60.5%	60.0%
Industrial and commercial equipment	540	417	123	77.2%	74.9%
Other assets	1,151	808	343	70.2%	66.7%

Total tangible assets	84,506	49,666	34,840	58.8%	58.1%

Tangible assets by category of use

		Accumulated
In millions of euro	Gross book value	depreciation	Net book value
Generating plants(1)
— thermal	17,438	10,384	7,054
— hydroelectric	8,178	3,716	4,462
— geothermal	1,638	1,016	622
— alternative resources	465	74	391
Total generating plants	27,719	15,190	12,529
Power lines and transformer stations	7,314	3,458	3,856
Electricity distribution networks	35,501	24,958	10,543
Telecommunications networks	5,215	2,175	3,040
Gas distribution networks	2,662	993	1,669
Primary and secondary cabin buildings	1,235	632	603
Office buildings, commercial properties, etc.	2,592	744	1,848
Equipment and other assets	2,268	1,516	752
Total tangible assets	84,506	49,666	34,840
Work in progress and advances	2,289	—	2,289

TOTAL	86,795	49,666	37,129

(1)	Includes the value of industrial property.

Tangible assets include assets in concession for a net book value of euro 2,779 million, consisting mainly of hydroelectric plants (euro 2,625 million).

Legislative Decree no. 79/99 (implementing EU directive 96/92 on domestic electricity markets) set the expiration date for concessions for the exploitation of large water bodies held in Italy by Enel at year 2029. Law no. 340 dated November 24, 2000 extended to 2020 concessions regarding State property used for thermal generation activities. Barring the renewal of the concessions, at such date, all water collection and regulation works, in addition to high pressure and drainage pipes on public soil, shall be returned free of charge to the State in good working order.

The Autonomous Provinces of Trento and Bolzano, pursuant to the above Decree, set the expiration of water concessions at 2010. The expiration of concessions for hydroelectric plants of the Viesgo Group varies between 2032 and 2065.

Capital expenditure in tangible assets

In millions of euro	1st Half
	2004	2003
Generating plants (domestic and international operations):
— thermal	252	210
— hydroelectric	70	37
— geothermal	16	22
— alternative resources	30	10
Total generating plants	368	279

Power lines and transformer stations	135	173
Domestic electricity distributions networks	647	673
Foreign electricity distributions networks	14	17
Gas distribution networks	34	30
Telecommunications networks	182	279
Land, buildings, other assets and equipment	72	98

TOTAL	1,452	1,549

The decline in capital expenditure in tangible assets is due mainly to the following factors:

•	slowdown in the development of telecommunications network due to the renegotiation of contracts with main suppliers of mobile network equipment;

•	completion of the construction of two very-high voltage power lines in Brazil.

With reference to depreciation, in the 1st Half of 2004 the useful life of medium- and low-voltage transmission lines owned by Enel Distribuzione was extended after an appropriate review, in line with international practice for the industry. The application from January 1, 2004 of lower depreciation rates for such assets resulted in a euro 254 million reduction in the ordinary depreciation over the 1st Half of 2003, in which it was calculated on higher depreciation rates.

At the end of 2003, the useful life of transmission lines and transformer stations owned by Terna was extended after an appropriate review. As in the 1st Half of 2003 depreciation for such assets was still calculated on higher depreciation rates, depreciation for the 1st Half of 2004 is reduced by euro 48 million on the same period in the previous year.

Changes in the scope of consolidation relate to the following operations:

•	acquisition of Sicilmetano and disposal of Aimeri (waste management), determining a net increase in tangible assets of euro 23 million;

•	first consolidation of Wisco, resulting in an increase in tangible assets of euro 12 million;

•	acquisition of control of new US generation companies, determining a growth in Enel North America’s tangible assets of euro 2 million.

Other changes consist primarily of disposals amounting to a total book value of euro 26 million, and negative adjustments amounting to euro 8 million resulting from the translation of amounts expressed in currencies other than the euro (mainly Brazilian reais and US dollars).

Financial assets — Euro 2,006 million

Financial assets

In millions of euro
	at June 30, 2004	at Dec. 31, 2003	Change
Equity investments:
— in unconsolidated subsidiaries	14	—	14
— in associates	223	244	(21)
— in other companies	73	91	(18)
Total equity investments	310	335	(25)
Receivable from unconsolidated subsidiaries and associates	4	3	1
Receivable from others:
— withholding taxes on employee termination indemnities (Law no. 662/1996)	62	83	(21)
— financial receivables from other financing entities	1,525	1,528	(3)
— other	105	111	(6)
Total receivables from others	1,692	1,722	(30)

TOTAL	2,006	2,060	(54)

Equity investments in subsidiaries relate to company Idrosicilia, excluded from the consolidation due to its recent start-up at the end of the 1st Half of 2004 and to the fact that negotiations for the sale of the control share of the company are underway.

Equity investments in associates

In millions of euro		%share		%share
	at June 30, 2004		at Dec. 31, 2003		Change
Immobiliare Foro Bonaparte	102	49.00%	103	49.00%	(1)
Leasys	34	49.00%	37	49.00%	(3)
Gesam	13	40.00%	13	40.00%	—
CESI	10	40.92%	10	40.92%	—
Euromedia Luxembourg One SA	9	28.57%	9	28.57%	—
Compagnia Porto di Civitavecchia	8	25.00%	13	25.00%	(5)
Immobiliare Porta Volta	5	49.00%	5	49.00%	—
AES Distrib. Salvador. Y Comp.	5	20.00%	5	20.00%	—
Star Lake Hydro Partnership	5	49.00%	5	49.00%	—
Energìas Ambientales EASA SA	5	30.00%	5	30.00%	—
Idrolatina Srl	5	23.00%	5	23.00%	—
Parque Eòlico Montes de las Navas SA	2	30.00%	2	30.00%	—
Immobiliare Progetto Ostiense	2	49.00%	2	49.00%	—
En.Hydro (now Wisco)	—	—	15	25.50%	(15)
Other	18	—	15	—	3

Total	223		244		(21)

Equity investments in associates are accounted for under the equity method, with the exception of shares held in a number of consortium and companies whose joint value is not significant, accounted for at the acquisition or underwriting cost.

Change on December 31, 2003 is due primarily to the following:

•	consolidation of Wisco (formerly En.Hydro), owner of the largest domestic sewage treatment network, following the acquisition of a controlling share in the first six months of 2004;

•	write-down of equity investments in Compagnia Porto Civitavecchia and Leasys, respectively by euro 5 million and euro 3 million.

Equity investments in other companies

In millions of euro		%share		%share
	at June 30, 2004		at Dec. 31, 2003		Change
Echelon Corporation	18	7.42%	32	7.42%	(14)
LaGeo SA (formerly GeSal)	26	12.50%	26	12.50%	—
Red Eléctrica Española	15	1.00%	15	1.00%	—
Sheldon Springs Hydro Associates	8	1.00%	8	1.00%	—
Lower Saranac Hydro Partners LP	—	—	3	1.00%	(3)
Other	6	—	7	—	(1)

Total	73		91		(18)

The equity investment in Echelon, acquired in the context of the digital meter project and listed in the United States, was written-down by euro 14 million to bring it into line with the market price of the stock and the US dollar exchange rate.

In the 1st Half of 2004 Enel acquired a controlling share in Lower Saranac Hydro Partners LP, now consolidated on a line-by-line basis.

“Withholding taxes on employee termination indemnities” relate to amounts paid according to current regulations. Interest accrues on the balance at the same rate applied for amounts accrued to the provision. The decrease is due to the reduction in the headcount.

“Financial receivables from other financing entities” include euro 1,500 million relating to the amount receivable by the Parent Company from a primary Italian bank in the context of the refinancing in 2003 of a euro 1,500 million loan extended in 2001 to Infostrada (now part of Wind). The refinancing involved the transfer of the loan from the original lending banks to a bank acting as a fronter (a primary Italian financial institution), against a guarantee provided by the Parent Company through a guarantee deposit of the same amount, remunerated at conditions that match those of the new loan, representing an improvement with respect to those applied to the original credit line.

“Other items” relate mainly to loans made to employees at current rates of interest for the acquisition of their first home and to face exceptional economic hardships, in addition to security deposits.

Current assets

Inventories — Euro 4,404 million

Inventories

In millions of euro
	at June 30, 2004	at Dec. 31, 2003	Change
Materials and fuels:
— fuel	510	534	(24)
— materials, equipment and other stocks	499	485	14
Total	1,009	1,019	(10)
Residential buildings available for sale	245	263	(18)
Finished goods and merchandise	59	42	17
Contract work in progress	3,085	2,880	205
Advances	6	7	(1)

TOTAL	4,404	4,211	193

The increase in inventories is due primarily to the growth of contract work in progress carried out by the Engineering and Contracting sector.

Fuel inventories are used to satisfy needs of generation companies and for trading activities.

Inventories of materials, equipment and other stocks grow due to capital expenditure carried out by the Networks and Infrastructure division. Such growth is offset by sales of equipment originally intended for the construction of thermal plants abroad, carried out by the Engineering and Contracting sector.

Residential buildings available for sale decline due to disposals in the period and relate primarily to residential property.

Finished products inventories consist of telephone sets and related accessories for resale.

Receivables — Euro 12,476 million

Receivables

In millions of euro
	at June 30, 2004	at Dec. 31, 2003	Change
Trade receivables:
— sale and transport of electricity	6,278	4,491	1,787
— telecommunications	1,055	1,100	(45)
— distribution and sale of gas to end users	310	488	(178)
— other activities	492	893	(401)
Total	8,135	6,972	1,163
Unconsolidated subsidiaries and associates	30	31	(1)
Electricity Equalization Fund	430	306	124
Tax receivables	1,127	968	159
Deferred tax assets	2,123	2,038	85
Other	631	637	(6)

TOTAL	12,476	10,952	1,524

The increase in trade receivables in the electricity sector is connected with the start of operation on April 1, 2004 of the Pool Market and of operations of the Single Buyer, acting as intermediary between the Group’s generation and distribution companies. As a result, Enel’s electricity sales and purchases of electricity to and from third parties increase considerably determining an impact on receivables and payables and a growth in revenues and costs.

The decline in receivables from the distribution and sale of gas to end-users can be attributed primarily to cycles in gas sales that decline in the spring and summer.

The decline in trade receivables from other activities is due primarily to foreign operations of the Engineering and Contracting sector, in addition to lower amounts of fuel traded.

Trade receivables are recorded net of the provision for doubtful accounts amounting, at June 30, 2004, to euro 376 million, against a beginning balance of euro 328 million (up euro 48 million). The accrual for the period recorded in the Income Statement amounts to euro 55 million, while the balance is due to uses and the impact of changes in the scope of consolidation.

Receivables from the Electricity Equalization Fund at June 30, 2004 amount to euro 430 million. They include euro 215 million relating to the effect of the mechanism for the equalization of margins earned by distributors as provided by Authority Resolution no. 5/04 from January 1, 2004. The balance includes amounts due to the Group mainly as contributions for the generation of electricity carried out in past years by plants falling under the incentives of CIP Resolution no. 6/92. Receivables are offset by payables to the Electricity Equalization Fund amounting to euro 577 million (euro 377 million at December 31, 2003). Net payables amount therefore to euro 147 million. At December 31, 2003, the net balance held with the Electricity Equalization Fund amounted to a net amount payable of euro 71 million. The euro 76 million difference is due primarily to the collection of contributions accrued in the past.

Tax receivables grow by euro 159 million primarily due to IRES (income tax) and IRAP (local corporate tax) advances paid in 2004.

Deferred tax assets increase by euro 85 million, of which euro 20 million relating to losses recorded by Wind in the first six months of the year.

Total deferred tax assets relating to loss carry-forwards amount to euro 966 million, of which euro 878 million relating to Wind. Of these, euro 174 million pertain to losses that may be carried forward indefinitely, while the balance expires between 2005 and 2009. Residual deferred tax assets originate from charges that may be deducted in the future, in addition to the netting of infragroup unrealized profits.

Other receivables include primarily advances on the import of electricity and advances paid to employee associations, in addition to euro 122 million (net of the provision for doubtful accounts amounting to euro 107 million) relating to “units” underwritten by Wind in the context of the securitization of its trade receivables from regularly billed subscribers.

Short-term investments — Euro 891 million

In millions of euro
	at June 30, 2004	at Dec. 31, 2003	Change
Marketable securities:
— Enel bonds	533	519	14
— other fixed income securities	27	26	1
Total	560	545	15
Financial receivables	331	487	(156)

TOTAL	891	1,032	(141)

Own bonds include euro 503 million of “Special bonds reserved to Enel employees”, acquired back by the Parent Company as provided by the terms of the issue.

Other fixed-income securities are made up prevalently by Government bonds, of which euro 25 million deposited as collateral for fuel hedging contracts.

Financial receivables are represented by receivables on factoring transactions. They decline by euro 156 million on December 31, 2003 due primarily to the reduction of receivables discounted by suppliers of the Group as a result of the lower capital expenditure in the first six months of the year.

Cash and cash equivalents — Euro 316 million

In millions of euro
	at June 30, 2004	at Dec. 31, 2003	Change
Bank deposits	309	421	(112)
Post Office deposits	3	3	—
Cash on hand	4	2	2

Total	316	426	(110)

The decline in bank deposits on December 31, 2003 is due to normal operating reasons.

Cash and cash equivalents are available on demand, with the exception of euro 41 million pledged as collateral for transactions entered into by Enel North America and Enel Latin America and euro 2 million deposited by Enel.si in an interest-bearing account seized by the Court while the definition of a controversy with another company is pending. The risk deriving from such controversy was considered in the accrual to the provision for risks and charges.

Accrued income and prepaid expenses

Accrued income and prepaid expenses — Euro 513 million

In millions of euro
	at June 30, 2004	at Dec. 31, 2003	Change
Accrued income:
— financial receivables	15	37	(22)
— operating receivables	1	2	(1)
Total	16	39	(23)
Prepaid expenses:
— Issue discounts	2	2	—
— Other:
— financial expenses	172	152	20
— operating expenses	323	234	89
Total	497	388	109

TOTAL	513	427	86

The change in accrued income and prepaid expenses reflects ordinary changes within the year. The strong growth in prepaid operating expenses is due mainly to the payment of the 14th monthly salary compensation and related charges.

Receivables by maturity

		Falling due
		between	Falling due
	Maturing by	Jan. 1, 2005 and	beyond
In millions of euro	Dec. 31, 2004	Dec. 31, 2008	Dec. 31, 2008	Total
FINANCIAL RECEIVABLES	41	674	981	1,696
CURRENT RECEIVABLES
Trade receivables	8,043	90	2	8,135
Receivables from unconsolidated subsidiaries and associates	29	1	—	30
Receivable from others	1,793	1,971	117	3,881
Receivables from Electricity Equalization Fund	430	—	—	430
Total current receivables	10,295	2,062	119	12,476

Notes to the Consolidated Balance Sheet — Liabilities and Shareholders’ Equity

Shareholders’ Equity

Changes in Shareholders’ Equity

		Additional		Restatement
	Capital	paid-in	Legal	reserve (Law	Retained	Net
In millions of euro	stock	capital	reserve	no. 292/1993)	earnings	income	Total
Balance at Dec. 31, 2002	6,063	—	1,453	2,215	9,033	2,008	20,772
Translation of foreign companies’
Financial Statements and other changes	—	—	—	—	(7)	—	(7)
Revaluations	—	—	—	—	33	—	33
Appropriation of 2002 earnings:
— dividends	—	—	—	—	—	(2,183)	(2,183)
— uses of reserves	—	—	—	—	(175)	175	—
2003 net income	—	—	—	—	—	2,509	2,509
Balance at Dec. 31, 2003	6,063	—	1,453	2,215	8,884	2,509	21,124
Translation of foreign companies’
Financial Statements and other changes	—	—	—	—	(12)	—	(12)
Appropriation of 2003 earnings:
— dividends	—	—	—	—	—	(2,195)	(2,195)
— uses of reserves	—	—	—	—	314	(314)	—
Exercise of stock option	34	167	—	—	—	—	201
Net income for the 1st Half of 2004	—	—	—	—	—	2,047	2,047

BALANCE AT JUNE 30, 2004	6,097	167	1,453	2,215	9,186	2,047	21,165

In the period between May 24 and June 11, 2004, a total of 34,030,631 shares assigned through the 2002 and 2003 Stock Option plans were exercised. Such exercise resulted in a euro 201 million increase in the Shareholders’ Equity, covered by a euro 34 million increase in the capital stock and the accrual of euro 167 million to Additional paid-in capital.

As resolved by the Shareholders’ Meeting held on May 21, 2004, on June 24, 2004 a total of euro 2,195 million, representing a dividend of euro 0.36 per share, were distributed.

Capital stock — Euro 6,097 million

The capital stock is currently made up by 6,097,105,820 ordinary shares of nominal value euro one each.

At June 30, 2004, according to the Shareholders’ Register and information available, there are no shareholders holding an interest larger than 2% of the capital stock of the Company other than the Italian Treasury (with 50.35% of the capital stock) and its subsidiary Cassa Depositi e Prestiti SpA (with 10.29% of the capital stock).

Legal reserve — Euro 1,453 million

The legal reserve represents 23.8% of the Parent Company’s capital stock.

Restatement reserve (Law no.292/1993) — Euro 2,215 million

It includes the residual amount of adjustments recorded upon the transformation of Enel from Governmental Entity to corporation.

In case of distribution, the tax treatment set in article 47, comma 5 of Legislative Decree no. 344 dated December 12, 2003, effective from January 1, 2004 will apply.

Retained earnings — Euro 9,186 million

Changes in the first six months of the year relate to the excess of the 2003 consolidated net income with respect to the dividend distributed in 2004, in addition to the impact of the translation of financial statements of foreign subsidiaries stated in currencies other than the euro (mainly Brazilian reais and US dollars).

Reconciliation between the Shareholders’ Equity and the net income of the Parent Company and those recorded in the Consolidated Financial Statements

		Shareholders’		Shareholders’
In millions of euro	Net income	Equity	Net income	Equity
		at June 30,		at Dec. 31,
	1st Half 2004	2004	1st Half 2003	2003
Parent Company’s Financial Statements	5,304	15,307	1,244	11,997
Carrying value and adjustments to the value of equity investments in consolidated subsidiaries and in associates accounted for under the equity method	492	(27,212)	564	(26,920)
Shareholders’ equity and net income (on a comparable basis) of consolidated subsidiaries, and of associates accounted for under the equity method, net of minority interests	(1,330)	27,806	1,030	30,696
Goodwill, related amortization and write-downs	(270)	6,401	(213)	6,654
Infragroup dividends	(1,851)	—	(1,109)	—
Tax effects on adjustments to the value of equity investments	88	(362)	(312)	(854)
Elimination of unrealized gains among Group companies, net of the related tax effect and other minor adjustments	(386)	(775)	(4)	(449)

CONSOLIDATED FINANCIAL STATEMENTS	2,047	21,165	1,200	21,124

The above reported goodwill does not include goodwill recorded in some sub-consolidated accounts of other Group companies (Enel North America, Enel Latin America, Wind and Enel Distribuzione Gas).

The elimination of unrealized infragroup gains consists mainly of the elimination of capital gains on the contribution of businesses, in addition to margins earned on infragroup generation plant and power line construction activities.

Provisions for risks and charges

Changes in provisions for risks and charges

			Amounts used and	Change in scope of
In millions of euro		Accruals	other changes	consolidation
	at Dec. 31,				at June 30,
	2003				2004
Retirement benefits provision	462	19	(24)	—	457
Tax provision, including deferred	2,515	1,173	9	4	3,701
Other provisions:
— Legal disputes and other contingencies:
— legal proceedings	378	7	(30)	(1)	354
— contribution due on revenues from telecommunications services (Law no. 448/1998)	194	—	(194)	—	—
— other	871	79	(118)	(3)	829
Total	1,443	86	(342)	(4)	1,183
— Early retirement incentives	40	16	(39)	—	17
Total	1,483	102	(381)	(4)	1,200

TOTAL PROVISIONS FOR RISKS AND CHARGES	4,460	1,294	(396)	—	5,358

Retirement benefits provision — Euro 457 million

The provision includes the present value of expected future retirement benefits for managers of Italian Group companies who retired prior to April 1, 1998, amounting to euro 393 million. Pension costs for the first six months of 2004 are equal to euro 10 million while benefits paid in the same period amount to euro 16 million. The ending balance of provision for retirement benefits of foreign companies’ personnel is equal to euro 43 million.

The provision includes also indemnities due in lieu of notice to personnel of Italian Group companies, regulated by the contract for electricity sector employees.

Tax provision, including deferred — Euro 3,701 million

The provision includes deferred taxes relating prevalently to accelerated depreciation recorded exclusively for tax purposes, capital gains for which taxation is deferred and the income tax expense for the first six months of the current year. Starting with the 1st Half of 2004, the provision also includes the tax effect connected with the reversal of tax-related entries carried out by consolidated companies in their statutory accounts in accordance with new company and tax regulations.

The provision includes also deferred taxes calculated on adjustments made to the accounts of consolidated companies to bring them into line with the accounting principles adopted by the Parent Company and consolidation adjustments. Changes in the period include accruals amounting to euro 1,173 million, representing income taxes for the first six months of the year of Group companies that reported a pre-tax income for the period.

Other provisions — Euro 1,200 million

Provision for legal disputes and other contingencies — Euro 1,183 million

The balance relates to the following components:

Legal proceedings — Euro 354 million

The provision covers potential liabilities arising from current legal proceedings and other disputes, including an estimate of possible costs and charges resulting from litigation arising in the period and an update of estimates on proceedings from previous years, based on the advice provided by internal and external legal advisors. It does not take into consideration the effect of proceedings for which a favorable outcome is expected or those for which an adverse outcome may not be reasonably quantified. For these, refer to the note on “Off Balance Sheet Items”.

Contribution due on revenues from telecommunications services (Law no. 448/1998) — Euro 0 million

In the 1st Half of 2004, the euro 194 million accrual made in previous years against annual contributions (turnover contribution) due by holders of telecommunications licenses — for which the related resolution imposing them was appealed as deemed illegitimate — was reversed.

As a result of such litigation, on June 8, 2004 the European Court of Justice issued a pronouncement (solicited by Wind at the Lazio Administrative Court) confirming the content of the previous ruling dated September 18, 2003, to which it makes express reference, declaring the incompatibility of the contribution with EU Directive no. 97/13, thus canceling such obligation.

Other — Euro 829 million

Other accruals relate to risks and charges of various nature, connected mainly to the operation and conversion of plants, corporate restructuring costs, regulatory adjustments, penalties and other charges on Engineering contracts, and litigation with local administrations for taxes and fees of various nature (determined also according to estimates of independent legal advisors).

Accruals for the first six months of the year consist primarily to penalties and risks on Engineering contracts, amounting to euro 23 million, estimated charges on insurance franchises amounting to euro 19 million, estimated adjustments on National Transmission Network usage fees, equal to euro 15 million, and charges relating to the operation of generation plants equal to euro 6 million.

Uses relate to insurance franchises, the provision for Wind’s restructuring costs and the settlement of litigation on local taxes, subcontracting and supplies.

Provision for early retirement incentives — Euro 17 million

The provision for early retirement incentives consists of the extraordinary expense relating to the cost of incentives offered to employees to promote early retirement as part of the Group’s reorganization.

Employee termination indemnity

Changes in employee termination indemnity

In millions of euro
Balance at Dec. 31, 2003	1,298
Accruals	95
Payments	(188)
Changes in scope of consolidation and other changes	(11)

BALANCE AT JUNE 30, 2004	1,194

The provision includes all amounts accrued upon retirement of employees, in accordance with applicable legislation, net of advances paid to employees for medical expenses, the first-time purchase of a home and the acquisition of Enel SpA and Terna SpA shares, in addition to payments accrued to the Enel Management Pension Fund (FONDENEL) and the Enel Employee Pension Fund (FOPEN).

Accounts payable

Bonds — Euro 10,103 million

Medium- and long-term bank debt — Euro 11,254 million

The items include bond issues and other medium- and long-term financing denominated in euro and in other currencies.

Medium and long-term debt at June 30, 2004 includes bond issues guaranteed by the Italian State amounting to euro 1,398 million (euro 1,375 million at the end of 2003) and bank loans guaranteed by the Italian State amounting to euro 168 million (euro 185 million at the end of 2003).

Medium- and long-term debt

In millions of euro	Maturity range	Balance	Balance	Maturing by
		at Dec. 31,	at June 30,	2nd Half	1st Half	2nd Half
		2003	2004	2004	2005	2005	2006	2007	2008	over
Bonds:
— listed fixed-rate	2004-2033	7,198	6,848	1,000	—	750	225	—	1,000	3,873
— listed floating-rate	2004-2010	602	602	200	—	—	166	—	50	186
— unlisted fixed-rate	2005-2008	194	194	—	—	76	45	—	73	—
— unlisted floating-rate	2004-2032	2,273	2,312	9	11	10	21	22	21	2,218
— fixed-rate EU agencies	2004-2010	153	136	19	20	19	36	31	10	1
— floating-rate EU agencies	2004-2008	11	11	3	—	3	3	1	1	—
Total		10,431	10,103	1,231	31	858	496	54	1,155	6,278
Bank loans:
— fixed-rate	2004-2012	103	99	8	6	12	11	8	7	47
— floating-rate	2004-2018	8,319	7,668	275	274	11	1,315	683	1,010	4,100
— fixed-rate EU agencies	2004-2009	166	150	28	10	27	30	30	12	13
— floating-rate EU agencies	2004-2018	3,363	3,337	31	26	80	267	295	394	2,244
Total		11,951	11,254	342	316	130	1,623	1,016	1,423	6,404

TOTAL		22,382	21,357	1,573	347	988	2,119	1,070	2,578	12,682

Bonds include euro 533 million relating to own bonds acquired back by Group companies and recorded under Marketable securities among current assets. The Parent Company holds unlisted “1994-2019 Special bonds reserved to personnel” floating-rate bonds amounting to euro 503 million.

Breakdown of debt by currency and interest rate

			Average		Average
In millions of euro	Maturity range	Balance	interest rate	Balance	interest rate
		at Dec. 31, 2003		at June 30, 2004
Euro	2004-2033	21,872	3.98%	20,856	3.73%
US dollar	2005-2011	56	7.02%	52	6.91%
British pound	2004-2033	67	6.16%	64	6.01%
Swiss franc	2004-2009	41	6.87%	33	6.77%
Yen	2004-2010	149	1.80%	147	1.74%
Brazilian real	2016	163	14.50%	172	9.50%
Other currencies	2012	34	7.75%	33	7.75%
Total non-euro currencies		510		501

TOTAL		22,382		21,357

Changes in medium- and long-term debt

				Changes in	Foreign
				scope of	exchange
In millions of euro	Balance	Repayments	New debt	consolidation	differences	Balance
	at Dec. 31,					at June 30,
	2003					2004
Fixed-rate bonds	7,545	(2,018)	1,650	—	1	7,178
Floating-rate bonds	2,886	(12)	51	—	—	2,925
Fixed-rate bank loans	269	(32)	11	—	1	249
Floating-rate bank loans	11,682	(936)	260	4	(5)	11,005

Total	22,382	(2,998)	1,972	4	(3)	21,357

Compared to December 31, 2003, bonds and medium- and long-term bank loans show an overall decline of euro 1,025 million, of which euro 2,998 million relating to repayments, euro 1,972 million to new debt, euro 4 million to changes in the scope of consolidation, and euro 3 million to foreign exchange differences.

Repayments in the first six months of the year related prevalently to a euro 2,000 million bond issue carried out by Enel Investment Holding BV expiring in June, a euro 550 million decline in 36-month revolving credit line usage and other debt expiring, prevalently relating to the Parent Company.

With regards to funding operations in the 1st Half of 2004, in the context of Medium-Term Notes program already reviewed upwards in 2003, bringing the maximum amount of bond issues from euro 7.5 billion to euro 10 billion, on May 6, 2004 two euro 750 million bond issues having respectively a 7 and 20-year maturity, were issued at the terms and conditions summarized below:

	7-year bonds	20-year bonds
Amount	euro 750 million	euro 750 million
Repayment	in full on May 20, 2011	in full on May 20, 2024
Coupon	4.125%	5.25%
Issuance price	99.553	98.586
Early repayment	Not allowed	Not allowed
Listed at	Luxembourg	Luxembourg

The use of 36-month revolving credit lines declined from euro 1,430 million at the end of 2003, to euro 880 million at June 30, 2004.

The remaining new debt consists primarily of euro 150 million of funds drawn by Wind on two Facility Agreements underwritten with a pool of banks on September 28, 2001 and December 4, 2001 to finance capital expenditure on the network. Such credit lines are subject, for the full duration of their term, to equity, debt and financial ratio covenants according to which the availability of funds and the applicable spread are determined.

With regards to secured loans extended by banks, first and second degree liens were recorded on the entire capital stock of companies ITnet Srl, Italia OnLine Srl and Mondo Wind Srl, controlled by Wind Telecomunicazioni SpA. Gas distribution networks of Enel Rete Gas are subject to a restraint on disposal, the majority of which are being canceled, for a total nominal amount of euro 20 million, pledged as guarantee on loans repaid in full at June 30, 2004. The company is awaiting a release from banks involved.

At June 30, 2004, floating-rate debt accounted for about 65% of total medium- and long-term debt outstanding. To reduce exposure to interest rate risk, at the same date the Group had entered into interest rate hedging transactions having a total notional value of euro 8,070 million, of which euro 7,392 million of interest rate swaps, euro 48 million of swaptions and euro 630 million of interest rate collars. After taking into account such hedging positions, the total exposure to interest rate fluctuations, weighting interest rate collar and swaption nominal values, can be estimated at about 42% of outstanding debt.

The fair value at June 30, 2004 of interest rate hedging instruments is negative by euro 280 million. The amount is net of euro 18 million relating to four currency swap transactions (linked to three bond issues denominated in yen, issued in 2001, and one denominated in British pounds, issued in 2003 through a private placement as part of a Medium-Term Notes program, whose value is included under Bonds), in addition to euro 48 million consisting of accruals and adjustments already recorded. It should however be noted that a large part of the negative fair value of hedging transactions mainly due to decline of interest rates in the past years is offset by the parallel decline in the financial expense on the floating-rate portion of debt.

Short-term bank debt — Euro 3,222 million

Payables to other financing entities: Commercial paper — Euro 2,019 million

At June 30, 2004, short-term bank debt amounted to euro 3,222 million, up euro 51 million on December 31, 2003. It included amounts raised upon 18-month revolving credit lines amounting to euro 400 million. The euro 3 billion credit line opened up in December 2003 has not been utilized at June 30. In addition, a total of euro 75 million of revolving credit lines expired.

Commercial paper payables outstanding at the end of the year relate to the Commercial Paper Program launched in 2001 by Enel Investment Holding BV under the Parent Company’s guarantee for a maximum amount of euro 1,500 million. At June

30, 2004, financing drawn on the program, whose maximum amount was raised to euro 2,500 million in May 2004, amounted to euro 2,019 million, of which euro 1,381 million denominated in euro, euro 453 million in US dollars, euro 102 million in British pounds, euro 31 million in yen and euro 52 million in Swiss francs. All amounts denominated in currencies other than the euro are hedged through currency swaps.

Short-term financial debt remained at a significant level also in the 1st Half of 2004, allowing to maintain a high flexibility in the management of the overall debt exposure and to continue to take advantage of the decline in interest rates for shorter maturities.

Payables to other financing entities: other loans — Euro 185 million

The balance is in line with December 31, 2003 and relates almost entirely to loans extended to Enel North America and Enel Latin America.

Trade and other payables — Euro 13,949 million

Trade and other payables

In millions of euro
	at June 30,	at Dec. 31,
	2004	2003	Change
Advances	3,140	3,108	32
Trade payables	6,195	5,770	425
Payables to unconsolidated subsidiaries and associates	90	71	19
Tax payables	614	1,747	(1,133)
Social Security payables	166	175	(9)
Payables to Electricity Equalization Fund	577	377	200
Other payables	3,167	3,204	(37)

Total	13,949	14,452	(503)

Advances — Euro 3,140 million

The euro 32 million increase in advances can be attributed primarily to advances paid on contracts in the Engineering and Contracting sector by customers outside the Group as a result of an increase in contract work in progress.

Trade payables — Euro 6,195 million

Trade payables include payables for the supply of electricity, fuel, materials and equipment, in addition to those relating to contract work carried out and other services supplied by June 30, 2004.

As already commented in the note on trade receivables, the increase of trade payables on December 31, 2003 (up euro 425 million) can be traced to the mentioned start of operation of the Pool Market on April 1, 2004, introducing an intermediary in trade relationships between generation companies and distributors of electricity.

Payables to unconsolidated subsidiaries and associates — Euro 90 million

These relate mainly to trade payables to Leasys (euro 78 million) and CESI (euro 5 million) and Immobiliare Foro Bonaparte (euro 1 million), in addition to financial payables to Euromedia Luxembourg One SA (euro 6 million).

Tax payables — Euro 614 million

Tax payables

In millions of euro
	at June 30,	at Dec. 31,
	2004	2003	Change
VAT payable	323	253	70
Withholding taxes	107	93	14
Electricity and gas consumption taxes	113	102	11
Substitute tax due upon freeing-up of accelerated depreciation reserves	6	89	(83)
Income taxes	14	714	(700)
Substitute tax on revaluations (Law 350/2003)	—	462	(462)
Other	51	34	17

Total	614	1,747	(1,133)

The euro 1,133 million decline in tax payables is due to the joint effect of the following:

•	euro 700 million reduction in income taxes payable due to the payment of the balance due for 2003, infragroup compensation and the recording of euro 6 million relating to a liability arising from the portion still payable of charges arising from the participation of Group companies to the tax amnesty for fiscal year 2002. With reference to the effects of the tax amnesty, the total charge for the Group recorded in the 1st Half of 2004 among Extraordinary items amounts to euro 31 million. Keeping into account the different types of tax amnesty, Group companies evaluated opportunities offered by the said law with the objective of avoiding potential risks deriving from different interpretations of tax norms that in some cases are characterized by a high degree of uncertainty. The income tax liability for the period is recorded under “Tax provision, including deferred” and we refer to the related note for a more detailed analysis;

•	payment of euro 462 million as substitute tax on the revaluation of assets carried out in the previous year by main Group companies;

•	payment of euro 83 million as substitute tax on the freeing-up of accelerated depreciation reserves carried out in the two previous years;

•	euro 70 million increase in VAT payable.

Social Security payables — Euro 166 million

The balance is in line with the amount reported at December 31, 2003.

Payable to the Electricity Equalization Fund — Euro 577 million

The position with the Electricity Equalization Fund is analyzed in the note to the related item under assets.

Other payables — Euro 3,167 million

Other payables

In millions of euro
	at June 30,	at Dec. 31,
	2004	2003	Change
Security deposits and reimbursements due to customers	1,724	1,614	110
Payable to personnel	248	389	(141)
Payable to Italian Treasury for UMTS license	253	253	—
Payable to Italian State Railways for TLC network	260	260	—
Water and urban development fees	116	128	(12)
Prepaid telephone traffic	152	165	(13)
Other payables	414	395	19

Total	3,167	3,204	(37)

The reduction in Other payables is due primarily to the euro 141 reduction of payables to personnel, partly offset by the euro 110 million growth of trade payables as a result of exceeding tariff limits set in the 1st Half of 2004.

Accrued liabilities and deferred income

Accrued liabilities and deferred income — Euro 1,277 million

Accrued liabilities and deferred income

In millions of euro
	at June 30, 2004	at Dec. 31, 2003	Change
Accrued liabilities:
— accrued interest	218	253	(35)
— operating payables	131	30	101
Total	349	283	66
Deferred income:
— deferred interest	41	21	20
— deferred operating income	887	830	57
Total	928	851	77

TOTAL	1,277	1,134	143

Operating payables accrued include components not present at December 31, 2003 such as 13th monthly salary payments. The growth in deferred operating income is due to normal seasonal factors.

Payables by maturity

		Falling due
		between	Falling due
	Maturing by	Jan. 1, 2005 and	beyond
In millions of euro	Dec. 31, 2004	Dec. 31, 2008	Dec. 31, 2008	Total
LOANS
Bonds	1,231	2,594	6,278	10,103
Medium- and long-term bank loans	342	4,508	6,404	11,254
Short-term bank loans	3,222	—	—	3,222
Other loans	1,781	309	114	2,204
Total loans	6,576	7,411	12,796	26,783
OTHER ACCOUNTS PAYABLE
Advances	3,107	33	—	3,140
Trade payables	6,088	104	3	6,195
Payables to unconsolidated subsidiaries and associates	90	—	—	90
Tax payables	608	6	—	614
Social security payables	160	6	—	166
Other payables	2,644	339	184	3,167
Payables to Electricity Equalization Fund	577	—	—	577
Total other accounts payable	13,274	488	187	13,949

TOTAL	19,850	7,899	12,983	40,732

Commitments — Euro 40,481 million

Commitments include amounts relating to guarantees, risks and other commitments as shown below:

In millions of euro
	at June 30, 2004	at Dec. 31, 2003	Change
GUARANTEES GIVEN
Guarantees on loans to:
— ELCOGAS SA	14	14	—
— CESI SpA	—	3	(3)
Total	14	17	(3)
OTHER COMMITMENTS
Commitments to suppliers of:
— electricity	4,169	3,644	525
— fuel	27,705	29,185	(1,480)
— sundry supplies	2,343	2,162	181
— contract work	1,465	2,355	(890)
Forward currency purchases	2,252	1,537	715
Forward currency sales	1,416	745	671
Commodity hedging contracts	379	90	289
Open positions on “contracts for differences”	686	—	686
Other	52	107	(55)
Total	40,467	39,825	642

TOTAL	40,481	39,842	639

Commitments to suppliers of electricity

In millions of euro
Period:
July 1, 2004 - Dec. 31, 2008	3,111
2009-2013	1,058

Total	4,169

Purchases of electricity relate primarily to imports, mainly from France.

Commitments to suppliers of fuel

In millions of euro	Natural gas	Fuel oil	Coal	Logistics services	Total
Period:
July 1, 2004 - Dec. 31, 2008	8,054	328	353	221	8,956
2009-2013	8,396	—	186	26	8,608
2014-2018	7,598	—	186	—	7,784
2019 and over	2,245	—	112	—	2,357

Total	26,293	328	837	247	27,705

As the price of fuel supplies is variable and for the most part denominated in foreign currency, amounts have been calculated according to parameters and exchange rates at the end of the period.

The Enel Group purchases electricity abroad and fuel on the international oil, natural gas and coal markets. It is consequently exposed to the risk of fluctuations in exchange rates and in the price of energy commodities.

Until March 31, 2004, electricity tariffs included a component aimed at covering the cost of fuel and that of the import of electricity based on a basket of fuels whose prices are listed on international markets and generally denominated in US dollars. As a result, until such date, the exposure of the Enel Group to currency and commodity price fluctuations for the generation and sale of electricity related primarily to the time lag between the purchase of fuels and the time at which the reimbursement was calculated. In addition, exposure to risk was also affected by the different mix of fuels used in the generation process vis-à-vis the fuel basket used as a benchmark in determining the tariff applied (limited to imports of electricity, such mechanism continues to apply until December 31, 2004).

The start of operation in April 2004 of the Pool Market exposes the Group to risk originating from the mechanism through which the price is formed in the exchange from competitive bids of participants in the market.

The current regulatory framework allows generation companies to conclude fixed-price bilateral contracts outside the Pool Market and to stipulate “differential contracts” both with the Single Buyer and with eligible parties. Contracts of such nature stipulated by Enel in the 2nd Quarter of 2004 reduced considerably exposure to exchange price risk, that was thus limited.

Exposure to fuel prices, in addition to the purchase and sale of gas for resale to end-users or trading, was managed through hedging contracts.

At June 30, 2004 commodity hedging transactions consist of swap and futures contracts having a notional value of euro 379 million, while “contracts for differences” stipulated with the Single Buyer amounted to a nominal value of euro 686 million. Forward currency contracts amount to euro 1,063 million — recorded among commitments both as forward currency purchases and sales due to the fact that the structure of these financial operations includes both a sale and a purchase side.

The remaining commitments recorded for the forward purchase and sale of currencies relate primarily to hedging transactions to cover risks deriving from receivables, trade payables and future cash flows.

The increase in commitments for forward currency purchases and sales on December 31, 2003 can be traced primarily to the resumption in the 2nd Quarter of 2004 of the systematic hedging of currency and commodity price risk, which at the end of 2003 was strongly reduced in view of the start of operation of the Pool Market.

At June 30, 2004, the amount of unhedged risk relating to hedging transactions not connected to specific underlying positions, entered into with the objective of managing overall currency and commodity risk, amounted respectively to a notional value of euro 20 million (consisting entirely of currency options), and euro 14 million. The fair value of such transactions is close to zero, as they are for the most part operations that offset each other.

At June 30, 2004, interest rate swap transactions amount to a nominal value of euro 435 million entered into with the objective of managing interest rate risk. The fair value of these operations is negative euro 15 million, recorded under financial expense.

Off Balance Sheet Items

Rulings on tariffs

A number of industrial customers that consume large amounts of electricity have questioned, in full or in part, the legitimacy of the method with which the CIP (Comitato Interministeriale Prezzi) and subsequently the Authority for Electricity and Gas determined electricity tariffs in the past.

All decisions up to now taken have confirmed the legitimacy of measures appealed. In case of a repeal of measures taken on tariff setting, which could give rise to claims for the reimbursement of amounts paid to Enel for the supply of electricity, the latter’s economic position would be unchanged, since any repeal of tariffs would have to be followed by the issue on the part of the Authority of new tariff regulations that compensate Enel for the amounts lost.

Environmental issues

Controversies on environmental issues relate to the installation and operation of power lines and equipment, and similarly affect Enel Distribuzione and Terna, which inherited from the Parent Company the related relationships.

The issue may therefore be discussed jointly for the two companies, for which the most critical factor is represented by the effects connected to electromagnetic fields generated by equipment in use.

The two companies replaced the Parent Company in a number of civil and administrative suits relating to requests for the transfer or modification of power lines on the basis of their alleged potential harmfulness, despite the fact that, in the great majority of cases, these have been installed in application of current norms.

In a number of cases claims for health related damages caused by electromagnetic fields have been filed.

Recourse to legal action requesting the immediate suspension or modification of plant operation by residents who lament health problems allegedly caused by power lines is frequent. The outcome of litigation on these issued continues however to be favorable to Enel.

With regards to decisions taken on the matter, only sporadically have there been pronouncements unfavorable to Group companies. All of these have been appealed so that at the present date there are no final pronouncements against Group companies, while no damages for health reasons have ever been granted.

With regards to Enel Distribuzione, there were also a number of procedures concerning electromagnetic fields generated by medium- and low-voltage cabins located inside buildings. In such cases, however, equipment was assessed to be in wide compliance with induction limits set by current legislation.

Litigation concerning the effect of electric and magnetic fields evolved in favor of Enel following the coming into effect of a law on electromagnetic emissions (Law 36/2001) on March 22, 2001 and the related implementation regulations (Decree of the President of the Council of Ministers (DPCM) dated July 8, 2003). The new Law regulates the field and establishes the fundamental principles to be followed by Regional regulating bodies, setting rules that apply to the whole national territory, defining “exposure limits”, “attention thresholds” and “quality objectives” introduced through the mentioned DPCM. New regulations apply to low frequency equipment such as transmission lines, distribution lines and distribution cabins, in addition to high frequency equipment used for the telephone service, including mobile telephone services. The new regulations will introduce, from the date at which they become effective, a ten-year program for the environmental upgrade of the whole national network to new exposure limits, in addition to the possibility to recover, either in part or in full, costs incurred by the owners of power lines and distribution cabins through electricity tariffs, according to criteria to be set by the Authority for Electricity and Gas, pursuant to Law 481/95, as they represent costs incurred in the general interest.

Following new regulations contained in Section V of the Italian Constitution — introduced through Constitutional Law no. 3/2001 that redefines normative, State and Regional responsibilities — a ruling of the Constitutional Court regarding relationships between the State and Regions in this context was issued. The issue arose following the introduction of a law by the Campania Region (Law no. 13 dated November 24, 2001) setting stricter limits than those set by the former related DPCM of 1992 and by the recent DPCM dated July 8, 2003, also with regards to environmental work on power lines (requiring extensive work on a considerable part of the network, without providing specifically for the reimbursement of costs incurred) which was upheld by the Italian Government before the Constitutional Court on the grounds that it exceeds regional venue and is in contrast with current legislation. On October 7, 2003, the Constitutional Court ruled as constitutionally illegitimate the said law promulgated by the Campania Region, establishing the principle that limits established by the laws of the State may not be derogated, also in the case of regional legislation, as the protection of health must be insured uniformly on the whole national territory.

A number of urban planning and environmental cases for the construction and operation of some generation plants and of a number of transmission and distribution lines are pending. Based on indications given by legal advisors, the Company believes the possibility of negative outcomes to be remote. For a limited number of cases, an unfavorable outcome may not however be ruled out completely. In case of negative pronouncements, consequences could consist in the possible payment of damages and costs related to work required on electrical equipment and the temporary unavailability of the same. At present such charges may not be quantified and are therefore not included in the “Provision for legal disputes and other contingencies”.

Litigation relating to measures taken by the Antitrust Authority regarding Enel Energia

On March 7, 2002, the Antitrust Authority opened an inquiry involving Enel Energia (formerly Enel Trade) and the Parent Company for their alleged abuse of dominant position in the market for electricity sales to eligible customers. The proceedings regard some contractual clauses included by Enel Energia in contracts for the sale of electricity to its customers in 2002 that would allegedly determine a “retentive effect” on customers and limit free competition, exploiting the advantage deriving from the availability of electricity throughout the day.

On November 27, 2003, the Authority, having concluded the enquiry and heard the parties involved, ruled that “the conduct kept by Enel SpA through Enel Energia SpA constitutes a serious violation of article 82 of the EC Treaty” and commended a fine to the Parent Company in the amount of euro 2.5 million.

The Parent Company and Enel Energia submitted an appeal to the Lazio Regional Administrative Court against the mentioned ruling of the Authority, deeming Enel Energia not to hold a dominant position in the market under examination in the period considered by the inquiry; that an abuse of dominant position cannot be claimed; and that, in any case, the conduct assessed by the Authority cannot be ascribed to the Parent Company.

While awaiting the resolution of the case, the Parent Company paid the sanction within the 90-day term provided.

Out-of-court and judicial litigation connected with the blackout occurred on September 28, 2003

With regards to the blackout occurred on September 28, 2003, Enel Distribuzione received numerous letters (mostly in accordance with forms prepared by consumer associations), regarding requests for automatic and pre-set reimbursements pursuant to the Electricity Service Charter and resolutions of the Authority for Electricity and Gas (euro 25.82), in addition to further damages to be quantified by the customer with the aim of evaluating possible legal action.

Enel Distribuzione contested such requests with the following arguments: firstly, both Authority resolutions and the mentioned Electricity Service Charter (whose related norms were abrogated) do not provide for automatic and pre-set reimbursements in the case of an interruption of supply, as specified by the Authority in a press release issued on October 2, 2003. Secondly, the causes for the interruption in the supply of electricity occurred on September 28, 2003 can be ascribed to exceptional events that are extraneous to the company, for which it cannot therefore be liable and held responsible in any way in relation to the events occurred.

With regards to law suits, at June 30, 2004, 3,000 proceedings against Enel Distribuzione were pending (all at Small Settlement Courts, and 9 in Court), while 120 were pending against the Parent Company (of which only one in Court). All these related to requests for automatic and pre-set reimbursements based on the mentioned resolutions of the Authority and Electricity Service Charters and, in any case, for asserted damages (from stress, damaging of food products, interruption of productive activities, etc.).

Enel believes that the blackout, due to the manner and intensity with which it took place, represents an accidental and unpredictable event the responsibility of which cannot therefore fall in any way on the Company. For the reasons already explained, Enel believes further that the blackout does not fall among events for which an indemnification is due according to the supply contract or resolutions of the Authority.

Seven rulings were issued in the context of the above litigation, two in favor of Enel and five against. For two of these the Court condemned Enel Distribuzione to the payment of euro 60 each, while for the remaining three Enel Distribuzione was condemned to pay euro 25. The rulings were appealed.

Notes to the Consolidated Income Statement

Revenues

Revenues

In millions of euro	1st Half
	2004	2003	Change
Revenues from sales and services:
— electricity sales and transport	11,696	9,967	1,729
— natural gas sales to end users	780	691	89
— fuel trading	546	897	(351)
— Electricity Equalization Fund contributions	5	64	(59)
— National Transmission Network usage fees	428	394	34
— connection fees for the electricity and gas networks	343	340	3
— telecommunication services	2,058	1,931	127
— other sales and services	477	254	223
Total	16,333	14,538	1,795
Change in contract work in progress	189	531	(342)
Capitalized expenses	467	427	40
Other revenues	482	386	96

TOTAL REVENUES	17,471	15,882	1,589

Revenues from sales and services — Euro 16,333 million

The comparison of revenues from the sale and transport of electricity for the 1st Half of 2004 and the same period in 2003 is affected by the start of operation of the Pool Market and of the Single Buyer, generating an increase in revenues from the sale and in costs for the purchase of electricity.

Revenues from the sale of natural gas to end users increase by euro 89 million due primarily to higher sales. The purchase of the Sicilmetano Group in the first six months of 2004 accounted for a euro 9 million increase in revenues.

Revenues from fuel trading decline by euro 351 million due to lower trading activity of Enel Trade. The decline is due to the termination in the last part of 2003 of supplies to Tirreno Power and Edipower, some months after their exit from the Group, in addition to the Enel Trade’s increased focus on the procurement of fuels and gas for Group companies.

Electricity Equalization Fund contributions decline by euro 59 million due to the fact that the balance for the first Half of 2003 included euro 60 million relating to contributions recognized on previous years’ generation of plants falling under the incentives of CIP Resolution no. 6/92, no longer present in 2004.

Fees from the use of the National Transmission Network increase by euro 34 million due to a tariff increase and the higher volume of electricity transported.

Connection fees for the electricity and gas networks are in line with the 1st Half of 2003.

Revenues from telecommunications services grow by euro 127 million due to increased traffic reported by Wind in the mobile telephone segment, partly offset by a slight decline in revenues from fixed line telephone service.

Revenues from other sales and services increase by euro 223 million primarily as a result of the construction of the Barka power station in Oman by Enelpower. Such increase is net of the euro 29 million generated by the disposal of subsidiaries in the environmental services sector.

Change in contract work in progress — Euro 189 million

Contract work in progress declines on the 1st Half of 2003 due to lower Engineering and Contracting activities.

Capitalized expenses — Euro 467 million

Capitalized expenses grow by euro 40 million due to higher internal construction of plant and equipment, primarily in the electricity distribution networks area.

Revenues from other sales and services — Euro 482 million

The euro 96 million increase is due to the following:

•	reversal of the provision for the contribution due by holders of telecommunication licences payable pursuant to Law no. 448, December 23, 1998, made in previous years by Wind, amounting to euro 194 million, as already explained in the Provisions for risks and charges note, to which we refer;

•	euro 98 million reduction in non-recurrent income and other revenue items.

Operating costs

Operating costs

In millions of euro	1st Half
	2004	2003	Change
Materials and fuels:
— fuel for thermal generation and gas for distribution	2,577	3,013	(436)
— electricity purchased from third parties	4,106	2,492	1,614
— materials	688	884	(196)
Total	7,371	6,389	982
Services	2,345	2,230	115
Leases and rentals	372	357	15
Personnel	1,646	1,744	(98)
Intangible asset amortization	631	588	43
Tangible asset depreciation	1,431	1,684	(253)
Write-downs	154	76	78
Change in inventories	10	40	(30)
Accruals to provisions for risks and charges	67	59	8
Other accruals	21	47	(26)
Other operating costs	376	437	(61)

TOTAL OPERATING COSTS	14,424	13,651	773

Costs for the purchase of fuel for thermal generation and gas for distribution decline by euro 436 million due to lower quantities traded by Enel Trade, as already described in the note to the related revenue item.

The growth in the cost for electricity purchased from third parties, up euro 1,614 million, is connected to the start of operation of the Pool Market in the 1st Half of 2004, as described in the note on Revenues from the sale and transport of electricity.

The cost for the acquisition of materials amounts to euro 688 million and declines by euro 196 million due primarily to lower Engineering and Contracting activities.

The cost of services received grows by euro 115 million due primarily to higher electricity transport costs (up euro 81 million) and advertising and printing costs (up euro 43 million).

Personnel costs decline by euro 98 million due primarily to the reduction in headcount in the Networks, Infrastructure and Sales division.

The table below shows the average number of employees by category as compared with the 1st Half of 2003, and the total number of employees at June 30, 2004.

	Average number of employees			Employees
	1st Half 2004	1st Half 2003	Change	at June 30, 2004
Managers	781	852	(71)	775
Officers	4,964	5,079	(115)	4,908
Employees	38,337	40,434	(2,097)	38,908
Workers	18,550	21,740	(3,190)	18,432

Total	62,632	68,105	(5,473)	63,023

Intangible asset amortization increases by euro 43 million, due primarily to the effect of the amortization charge of consolidation differences relating to the Telecommunications sector.

Tangible asset depreciation declines by euro 253 million. As indicated in the note to the related asset item, the review of the useful life of transmission and distribution electricity networks resulted in a decline of euro 48 million for Terna, and of euro 254 million for the Networks, Infrastructure and Sales Division. Such effect is countered by the growth in depreciation charges connected with capital expenditure made in the 1st Half of 2004 and in the past year on distribution and telecommunications networks.

Write-downs grow by euro 78 million, almost entirely attributable to higher accruals to the provision for doubtful accounts made to bring the value of receivables in line with their expected realizable value.

Accruals to the provisions for risks and charges and other accruals relate to accruals made to the “Provision for legal disputes and other contingencies” described in the note to the related liability item.

The euro 61 million decline in other operating costs reflects lower charges, down euro 31 million, incurred by Enel Distribuzione in connection with the introduction of new regulations regarding energy efficiency, the use of clean energy resources and improvements in the continuity of service, and to lower purchases of green certificates (down euro 20 million) by the Generation and Energy Management Division.

Financial income (expense)

In millions of euro	1st Half
	2004	2003	Change
Financial income from investments and long-term receivables	4	12	(8)
Other financial income	160	209	(49)
Total financial income	164	221	(57)
Financial expense:
— on bonds issues	197	209	(12)
— on bank loans	254	346	(92)
— other	276	222	54
Total financial expense	727	777	(50)

TOTAL	(563)	(556)	(7)

The net financial expense is in line with the 1st Half of 2003, as the modest decline in interest rates is offset by the increase in average debt.

The net financial expense for the 1st Half of 2004 includes net foreign exchange losses amounting to euro 22 million, as shown in the table below:

In millions of euro	1st Half
	2004	2003	Change
Foreign exchange gains
— Realized gains	59	120	(61)
— Unrealized gains	19	25	(6)
Total	78	145	(67)
Foreign exchange losses
— Realized losses	60	108	(48)
— Unrealized losses	40	26	14
Total	100	134	(34)

TOTAL	(22)	11	(33)

Adjustments to the value of financial assets — Euro (19) million

The euro 19 million negative balance results from the accounting for under the equity method of equity investments in associates and to the write-down in the book value of other equity investments due to permanent impairment in value, as commented in the note on Long-term financial assets.

Extraordinary items — Euro 732 million

Extraordinary income amounts to euro 943 million and consists of the following:

•	euro 860 million related to the public offering of a 50% share in Terna’s capital stock in June 2004, including minority interests’ share of net income for the 1st Half of 2004;

•	adjustments of various nature relating to Wind, equal to euro 23 million;

•	release of euro 22 million from the Provision for restructuring costs, accrued in the previous year in the Real estate sector;

•	euro 14 million adjustments on income taxes for the previous year resulting from the definition of the tax treatment of some items, following clarifications not issued at the time at which the 2003 financial statements were prepared;

•	capital gains amounting to euro 4 million realized on the disposal of minor distribution networks;

•	extraordinary income and other items amounting to euro 20 million.

Extraordinary expense amounts to euro 211 million and consists of the following:

•	charges on early retirement incentives amounting to euro 61 million;

•	adjustments to the value of certain balance sheet items, amounting to euro 41 million, due to differences emerged upon the application of new company and tax regulations;

•	expenses incurred in conjunction with the public offering of 50% of Terna’s capital stock , amounting to euro 36 million;

•	charges relating to tax amnesty, amounting to euro 31 million;

•	adjustments, write-downs and other items of various nature relating to Wind, amounting to euro 16 million;

•	previous years’ taxes amounting to euro 4 million;

•	extraordinary charges of various nature, amounting to euro 22 million.

Income taxes — Euro 1,098 million

Income taxes for the first six months of 2004 amounted to euro 1,098 million, representing a 34.3% implied tax rate. The implied tax rate benefits primarily from the non-taxability of net gains from the initial public offering of a 50% share in the capital stock of Terna, as provided by new tax regulations regarding income and expense on equity investments.

In the same period in 2003, income taxes amounted to euro 794 million, with an implied tax rate was equal to 41.5% benefiting from the taxation of the capital gain on the disposal of Interpower at a substitute 19% rate, for which there existed a further benefit represented by the reversal of excess deferred tax provision made at the ordinary tax rate by the company disposed of.

Attachments

Subsidiaries, associates and other relevant equity investments of the Enel Group at June 30, 2004

In compliance with the provisions of articles 38 and 39 of Legislative Decree no.127/91 and of article 126 of Consob Resolution no. 11971 dated May 14, 1999, a list of subsidiaries and associates of Enel SpA at June 30, 2004, as provided in article 2359 of the Italian Civil Code, and of other relevant equity investments is included in the pages that follow. Enel Group has full title to all investments.

The following information is included for each company: name, registered office, activity, capital stock, currency of account, percentage owned by the Group, list of Group companies that own a share in the same and the respective ownership share.

Subsidiaries consolidated on a line-by-line basis at June 30, 2004 (1)

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%
			at June 30, 2004
Parent Company:
Enel SpA	Rome	Holding	6,097,105,820	euro	—
Subsidiaries:
Aburra BV	Amsterdam (Holland)	Holding company	18,000	euro	100.00	Pragma Energy SA	100.00
Ape Gruppo Enel SpA	Rome	Personnel administration activities	500,000	euro	100.00	Enel SpA	100.00
Avisio Energia SpA	Trento	Gas distribution	6,500,000	euro	100.00	Enel Distribuzione Gas SpA	100.00
Barras Electricas Galaico Asturianas SA	Lugo (Spain)	Electricity distribution	15,689,796.62	euro	54.94	Electra de Viesgo Distribucion SL	54.94
Barras Electricas Generacion SL	Lugo (Spain)	Electricity generation	1,374,136.05	euro	100.00	Barras Electricas Galaico Asturianas SA	100.00
Camuzzi Finance SA	Luxembourg	Finance	30,986.69	euro	99.99	Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	99.99
Carbones Colombianos del Cerrejon SA	Bogotà (Colombia)	Exploitation of coal mines	3,402,802,998	COP	99.99	Pragma Energy SA Aburra BV	75.97 24.02
C.A.R.T. Abruzzi Srl	Orio al Serio (BG)	Equity investments in the water sector	18,000	euro	100.00	Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	100.00
Cise Srl	Rome	Real estate management	318,291,049	euro	100.00	Enel SpA	100.00
Co.Im Gas SpA	S. Maria a Colle (LU)	Management of gas distribution and sale plants	1,479,000	euro	80.00	Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	80.00
Concert Srl	Rome	Product, plant and equipment certification	10,000	euro	51.00	Enel Produzione SpA	51.00
Conphoebus SpA	Catania	Research in the renewable resources sector	2,474,075	euro	100.00	Enel SpA	100.00
Ctida Srl	Rome	Engineering, water systems	500,000	euro	100.00	Enel.NewHydro Srl	100.00
Dalmazia Trieste SpA	Rome	Real estate management	4,202,863	euro	100.00	Cise Srl Enel Facility Management SpA (formerly Enel Real Estate SpA)	92.91 7.09
Deval SpA	Aosta	Electricity distribution and sale in Valle D’Aosta	37,500,000	euro	51.00	Enel SpA	51.00
Electra de Viesgo Distribucion SL	Santander (Spain)	Electricity distribution and sale	77,792,000	euro	100.00	Enel Distribuzione SpA	100.00
Enel Capital Srl	Rome	Research in the field of innovation technology	8,500,000	euro	100.00	Enel SpA	100.00
Enel Comercializadora de Gas SA	Madrid (Spain)	Gas and electricity sale	61,000	euro	100.00	Enel Trade SpA	100.00
Enel Distribuzione SpA	Rome	Electricity distribution	6,119,200,000	euro	100.00	Enel SpA	100.00
Enel Distribuzione Gas SpA	Milan	Gas distribution	100,000,000	euro	100.00	Enel SpA	100.00

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%
			at June 30, 2004
Enel Energia SpA	Rome	Sale of electricity	1,414,000	euro	100.00	Enel SpA	100.00
Enel Facility Management SpA (formerly Enel Real Estate SpA)	Rome	Facility management	907,187,841	euro	100.00	Enel SpA	100.00
Enel.Factor SpA	Rome	Factoring	12,500,000	euro	80.00	Enel SpA	80.00
Enel Finance International SA	Luxembourg	Finance	1,391,900,230	euro	100.00	Enel Produzione SpA Enel Distribuzione SpA	75.00 25.00
Enel Gas SpA	Milan	Gas sale	302,039	euro	100.00	Enel SpA	100.00
Enel Generation Holding BV	Amsterdam (Holland)	Holding company	13,500,000	euro	100.00	Enel Produzione SpA	100.00
Enel Green Power SpA	Pisa	Electricity generation from renewable resources	716,607,150	euro	100.00	Enel SpA	100.00
Enel Green Power International SA	Luxembourg	Holding of companies operating in the electricity generation from renewable resources	156,650,000	euro	100.00	Enel Green Power SpA Enel Investment Holding BV	67.11 32.89
Enel Holding Luxembourg SA	Luxembourg	Finance	6,237,390	euro	99.99	Enel Investment Holding BV	99.99
Enel.Hydro SpA	Rome	Engineering, water systems	9,350,000	euro	100.00	Enel SpA	100.00
Enel Investment Holding BV	Amsterdam (Holland)	Holding company	1,593,050,000	euro	100.00	Enel SpA	100.00
Enel Ireland Finance Ltd	Dublin (Ireland)	Finance	1,000,000	euro	100.00	Enel Finance International SA	100.00
Enel.it Srl	Rome	Information technology	49,565,000	euro	100.00	Enel SpA	100.00
Enel Latin America LLC (formerly EGI LLC)(1)	Wilmington (Delaware — USA)	Electricity generation from renewable resources	—	—	100.00	Enel Green Power International SA	100.00
Enel Logistica Combustibili Srl	Rome	Fuel logistics	100,000	euro	100.00	Enel Trade SpA	100.00
Enel M@p SpA	Rome	Metering, remote control and communication services managed on the electricity network	5,000,000	euro	100.00	Enel Distribuzione SpA Cise Srl	99.00 1.00
Enel.Net Srl	Rome	Construction and management of telecommunications networks	21,135,000	euro	100.00	WIND Telecomunicazioni SpA	100.00
Enel.NewHydro Srl	Rome	Engineering, water systems	1,000,000	euro	100.00	Enel SpA	100.00
Enel North America Inc.(1)	Wilmington (Delaware — USA)	Electricity generation from renewable resources	14.25	USD	100.00	Enel Green Power International SA	100.00
Enelpower SpA	Milan	Engineering and contracting	10,000,000	euro	100.00	Enel SpA	100.00
Enelpower Contractor and Development Saudi Arabia Ltd	Riyadh (Saudi Arabia)	Power plant construction, management and maintenance	5,000,000	SR	51.00	Enelpower SpA	51.00
Enelpower do Brasil Ltda	Rio De Janeiro (Brazil)	Engineering and contracting	1,242,000	R$	99.99	Enelpower SpA	99.99

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%
			at June 30, 2004
Enelpower UK Ltd	London (United Kingdom)	Engineering and contracting	1,000	GBP	100.00	Enelpower SpA	100.00
Enel Produzione SpA	Rome	Electricity generation	6,352,138,606	euro	100.00	Enel SpA	100.00
Enel.Re Ltd	Dublin (Ireland)	Reinsurance	3,000,000	euro	99.99	Enel Holding Luxembourg SA	99.99
Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	Milan	Gas distribution	54,139,160	euro	99.72	Enel Distribuzione Gas SpA	99.72
Enel Service UK Ltd	London (United Kingdom)	Services	100	GBP	100.00	Enel Trade SpA	100.00
Enel.si — Servizi integrati Srl	Rome	Engineering and energy related services	5,000,000	euro	100.00	Enel SpA	100.00
Enel Sole Srl	Rome	Public lighting systems	4,600,000	euro	100.00	Enel SpA	100.00
Enel Trade SpA	Rome	Fuel trading and logistics — Electricity sale	100,885,000	euro	100.00	Enel SpA	100.00
Enel Unión Fenosa Renovables SA	Madrid (Spain)	Electricity generation from renewable resources	32,505,000	euro	80.00	Enel Viesgo Renovables SL	80.00
Enel Viesgo Renovables SL	Santander (Spain)	Holding electricity companies	35,603,006	euro	100.00	Viesgo Generacion SL	100.00
Enel Viesgo Servicios SL	Santander (Spain)	Services to companies	3,010	euro	100.00	Enel SpA Enel Produzione SpA Enel Distribuzione SpA	60.00 20.00 20.00
Energias Especiales de Careon SA	La Coruna (Spain)	Electricity generation from renewable resources	270,450	euro	77.00	Enel Unión Fenosa Renovables SA	77.00
Energias Especiales de Castelo SA	Madrid (Spain)	Electricity generation from renewable resources	437,400	euro	100.00	Enel Unión Fenosa Renovables SA	100.00
Energias Especiales del Noroeste SA	Madrid (Spain)	Electricity generation from renewable resources	6,812,040	euro	100.00	Enel Unión Fenosa Renovables SA	100.00
Energias Especiales de Pena Armada SA	Madrid (Spain)	Electricity generation from renewable resources	963,300	euro	80.00	Enel Unión Fenosa Renovables SA	80.00
GE.AD. Srl	Milan	Gas distribution	598,143.52	euro	100.00	Enel Distribuzione Gas SpA	100.00
Iridea Srl	Milan	Advisory and consulting services	1,250,000	euro	100.00	Enel Gas SpA	100.00
Italia On Line Srl	Milan	Internet services	1,400,000	euro	100.00	WIND Telecomunicazioni SpA	100.00
IT-net Srl	Rome	Network information systems	694,000	euro	100.00	WIND Telecomunicazioni SpA Mondo WIND Srl	99.28 0.72
Maritza East III Power Company AD	Sofia (Bulgaria)	Electricity generation	265,943,600	Ieva	73.00	Maritza East III Power Holding BV	73.00
Maritza East III Power Holding BV	Amsterdam (Holland)	Holding company	100,000,000	euro	60.00	Enel Generation Holding BV	60.00
Metan Gas Sicilia Srl	Rome	Gas distribution	1,500,000	euro	93.33	Enel Distribuzione Gas SpA	93.33
Mobilmat SpA	Milan	Finance	5,552,000	euro	85.00	WIND Telecomunicazioni SpA	85.00
Mondo WIND Srl	Rome	Sale of telecommunication products and services	95,000	euro	100.00	WIND Telecomunicazioni SpA IT-net Srl	99.00 1.00
Newreal SpA	Rome	Real estate management	132,191,387	euro	100.00	Enel Facility Management SpA (formerly Enel Real Estate SpA)	100.00

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%
			at June 30, 2004
Novatrans Energia SA	Rio De Janeiro (Brazil)	Construction, operation and maintenance of electricity transmission networks	1,959,000	R$	99.99	T.E.R.NA. — Trasmissione Elettricità Rete Nazionale SpA	99.99
Parque Eolico de Coucepenido SA	La Coruna (Spain)	Electricity generation from renewable resources	300,500	euro	82.00	Enel Unión Fenosa Renovables SA	82.00
Parque Eolico de Os Corvos SA	La Coruna (Spain)	Electricity generation from renewable resources	300,500	euro	82.00	Enel Unión Fenosa Renovables SA	82.00
Pragma Energy SA	Lugano (Switzerland)	Coal trading	44,089,900	CHF	100.00	Enel Trade SpA	100.00
Pragma Energy Services Ltd	London (United Kingdom)	Administrative services	2	GBP	100.00	Pragma Energy SA	100.00
S.A.M.I.G. Srl	L’Aquila	Services	45,000	euro	100.00	Enel Distribuzione Gas SpA	100.00
Sfera — Società per la formazione e le risorse aziendali Srl	Rome	Human resources	12,360,096	euro	100.00	Enel SpA Enelpower SpA	95.29 4.71
Sicilmetano SpA	Catania	Gas distribution	4,644,000	euro	100.00	Enel Distribuzione Gas SpA	100.00
Sicilmetano Energy Srl	Catania	Gas sale	95,000	euro	100.00	Enel Gas SpA	100.00
So.l.e. Milano H Scrl	Rome	Construction of public lighting systems	10,000	euro	70.00	Enel Sole Srl	70.00
Tellas Telecommunications SA	Athens (Greece)	Telecommunications	13,359,840	euro	100.00	WIND-PPC Holding NV	100.00
T.E.R.NA. — Trasmissione Elettricità Rete Nazionale SpA	Rome	Ownership and maintenance of the electricity national transmission network	440,000,000	euro	50.00	Enel SpA	50.00
T.S.N.- Transmissora Sudeste Nordeste SA	Rio De Janeiro (Brazil)	Construction, ownership and maintenance of electricity transmission networks	250,000,000	R$	99.74	T.E.R.NA. — Trasmissione Elettricità Rete Nazionale SpA	99.74
Viesgo Energia SL	Santander (Spain)	Electricity and gas sale	100,000	euro	100.00	Electra de Viesgo Distribucion SL	100.00
Viesgo Generacion SL	Santander (Spain)	Electricity generation and sale	425,311,006	euro	100.00	Enel Produzione SpA	100.00
Water & Industrial Services Company SpA	Rome	Sewage treatment	15,615,000	euro	51.00	Enel.NewHydro Srl	51.00
WEBiz Holding BV	Amsterdam (Holland)	Venture capital	20,000	euro	100.00	Enel Investment Holding BV	100.00
WIND-PPC Holding NV	Amsterdam (Holland)	Holding telecommunication companies	2,000,000	euro	50.01	WIND Telecomunicazioni SpA	50.01
WIND Telecomunicazioni SpA	Rome	Telecommunications	146,100,000	euro	100.00	Enel SpA Enel Investment Holding BV	37.25 62.75

(1)	Enel North America Inc and Enel Latin America LLC (formerly EGI LLC) subsidiaries are shown in separate tables.

Subsidiaries owned by Enel North America Inc. (formerly CHI Energy Inc.) consolidated on a line-by-line basis at June 30, 2004(1)

		Capital		%
Company name	Registered office	stock(2)	Currency	ownership	Held by	%
at June 30, 2004
Parent Company:
Enel North America Inc.	Wilmington (Delaware — USA)	14.25	USD	100.00	Enel Green Power International SA	100.00
Subsidiaries:
Agassiz Beach LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Aquenergy Systems Inc.	Greenville (South Carolina — USA)	10,500	USD	100.00	Consolidated Hydro Southeast Inc.	100.00
Asotin Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00
Autumn Hills LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Aziscohos Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00
Barnet Hydro Company LP	Burlington (Vermont — USA)	—	—	100.00	CHI Acquisition II Inc. Sweetwater Hydroelectric Inc.	10.00 90.00
Beaver Falls Water Power Company	Philadelphia (Pennsylvania — USA)	—	—	67.50	Beaver Valley Holdings Ltd.	67.50
Beaver Valley Holdings Ltd.	Philadelphia (Pennsylvania — USA)	2	USD	100.00	Hydro Development Group Inc.	100.00
Beaver Valley Power Company	Philadelphia (Pennsylvania — USA)	30	USD	100.00	Hydro Development Group Inc.	100.00
Black River Hydro Assoc.	New York (New York — USA)	—	—	75.00	(Cataldo) Hydro Power Associates	75.00
Boott Hydropower Inc.	Boston (Massachusetts — USA)	—	—	100.00	Enel North America Inc.	100.00
BP Hydro Associates	Boise (Idaho — USA)	—	—	100.00	CHI Idaho Inc. CHI Magic Valley Inc.	68.00 32.00
BP Hydro Finance Partnership	Salt Lake City (Utah — USA)	—	—	100.00	BP Hydro Associates Fulcrum Inc.	75.90 24.10
Canastota Wind Power LLC	Wilmington (Delaware — USA)	—	—	100.00	Essex Company	100.00
(Cataldo) Hydro Power Associates	New York (New York — USA)	—	—	100.00	Hydro Development Group Inc. CHI Black River Inc.	50.00 50.00
CHI Acquisitions Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI Acquisitions II Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
CHI Black River Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
CHI Canada Inc.	Montreal (Québec — CANADA)	100	CAD	100.00	CHI Finance Inc.	100.00
CHI Dexter Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
CHI Finance Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI Highfalls Inc.	Wilmington (Delaware — USA)	—	—	100.00	CHI Finance Inc.	100.00
CHI Hydroelectric Company Inc.	St. John (Newfoundland — CANADA)	100	CAD	100.00	CHI Canada Inc.	100.00
CHI Idaho Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Magic Valley Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

		Capital		%
Company name	Registered office	stock(2)	Currency	ownership	Held by	%
at June 30, 2004
CHI Minnesota Wind LLC	Wilmington (Delaware — USA)	—	—	100.00	CHI Finance Inc.	100.00
CHI Mountain States Operations Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Operations Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI Power Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI Power Marketing Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI S.F. LP	Montreal (Québec — CANADA)	—	—	100.00	CHI Hydroelectric Co. Inc. CHI Canada Inc.	1.00 99.00
CHI Universal Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00
CHI West Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Western Operations Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Coneross Power Corporation Inc.	Greenville (South Carolina — USA)	110,000	USD	100.00	Aquenergy Systems Inc.	100.00
Consolidated Hydro Mountain States Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Consolidated Hydro New Hampshire Inc.	Wilmington (Delaware — USA)	130	USD	100.00	CHI Universal Inc.	100.00
Consolidated Hydro New York Inc.	Wilmington (Delaware — USA)	200	USD	100.00	Enel North America Inc.	100.00
Consolidated Hydro Southeast Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Consolidated Hydro Vermont Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00
Consolidated Pumped Storage Inc.	Wilmington (Delaware — USA)	100	USD	80.00	Enel North America Inc.	80.00
Copenhagen Associates	New York (New York — USA)	—	—	100.00	Hydro Development Group Inc. CHI Dexter Inc.	50.00 50.00
Crosby Drive Investments Inc.	Boston (Massachusetts — USA)	—	—	100.00	Asotin Hydro Company Inc.	100.00
Enel Geothermal Holdings Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00
Enel Heber Geothermal Partners I Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel Geothermal Holdings Inc.	100.00
Enel Heber Geothermal Partners II Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel Geothermal Holdings Inc.	100.00
Essex Company	Boston (Massachusetts — USA)	—	—	100.00	Enel North America Inc.	100.00
Florence Hills LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Fulcrum Inc.	Boise (Idaho — USA)	992.50	USD	100.00	Consolidated Hydro Mountain States Inc.	100.00
Gauley Hydro LLC	Wilmington (Delaware — USA)	—	—	100.00	Essex Company	100.00
Gauley River Management Corporation	Burlington (Vermont — USA)	—	—	100.00	CHI Finance Inc.	100.00
Gauley River Power Partnership LP	Burlington (Vermont — USA)	—	—	100.00	Gualey River Management Corporation Gualey Hydro LLC	1.00 99.00
Gestion Cogeneration Inc.	Montreal (Québec — CANADA)	100	CAD	60.00	Hydrodev Inc.	60.00
Hadley Ridge LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

		Capital		%
Company name	Registered office	stock(2)	Currency	ownership	Held by	%
at June 30, 2004
Highfalls Hydro Company Inc.	Wilmington (Delaware — USA)	—	—	100.00	CHI Finance Inc.	100.00
Hope Creek LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Hosiery Mills Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Hydrodev Inc.	Montreal (Québec — CANADA)	100	CAD	100.00	CHI Canada Inc.	100.00
Hydro Development Group Inc.	New York (New York — USA)	12.25	USD	100.00	CHI Acquisitions II Inc.	100.00
Hydro Energies Corporation	Burlington (Vermont — USA)	5,000	USD	100.00	CHI Finance Inc.	100.00
Jack River LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Jessica Mills LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Joseph Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Julia Hills LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Kings River Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
Kinneytown Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00
LaChute Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00
Lawrence Hydroelectric Associates LP	Boston (Massachusetts — USA)	—	—	100.00	Essex Company Crosby Drive Investments Inc.	92.50 7.50
Littleville Power Company Inc.	Boston (Massachusetts — USA)	—	—	100.00	Hydro Development Group Inc.	100.00
Lower Saranac Corporation	New York (New York — USA)	2	USD	100.00	CHI Acquisitions Inc.	100.00
Mascoma Hydro Corporation	Concord (New Hampshire — USA)	—	—	100.00	CHI Acquisitions II Inc.	100.00
Metro Wind LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Mill Shoals Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
Minnewawa Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00
Newbury Hydro Company LP	Burlington (Vermont — USA)	—	—	100.00	CHI Acquisitions II Inc. Sweetwater Hydroelectric Inc.	99.00 1.00
NeWind Group Inc.	St. John (Newfoundland — CANADA)	100	CAD	100.00	CHI Canada Inc.	100.00
North Canal Waterworks	Boston (Massachusetts — USA)	—	—	100.00	Essex Company	100.00
Notch Butte Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
Optigaz Inc.	Kirkland (Québec — CANADA)	—	—	60.00	CHI Canada Inc.	60.00
Ottauquechee Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
Pelzer Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Consolidated Hydro Southeast Inc.	100.00
Pyrites Associates	New York (New York — USA)	—	—	100.00	Hydro Development Group Inc. CHI Dexter Inc.	50.00 50.00
Ruthton Ridge LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Sheldon Vermont Hydro Company Inc.	Wilmington (Delaware — USA)	—	—	100.00	CHI Acquisitions Inc.	100.00
Slate Creek Hydro Associates LP	Los Angeles (California — USA)	—	—	95.00	Slate Creek Hydro Company Inc.	95.00
Slate Creek Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Soliloquoy Ridge LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

		Capital		%
Company name	Registered office	stock(2)	Currency	ownership	Held by	%
at June 30, 2004
Somersworth Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Universal Inc.	100.00
Southwest Transmission LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Spartan Hills LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
St. — Felicien Cogeneration Limited Partnership	Montreal (Québec — CANADA)	—	—	61.50	Gestion Cogeneration Inc. CHI S.F. LP	4.00 57.50
Summit Energy Storage Inc.	Wilmington (Delaware — USA)	8,200	USD	69.32	Enel North America Inc.	69.32
Summit Finance Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Summit Energy Storage Inc.	100.00
Sun River LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Sweetwater Hydroelectric Inc.	Concord (New Hampshire — USA)	250	USD	100.00	CHI Acquisitions II Inc.	100.00
The Great Dam Corporation	Boston (Massachusetts — USA)	100	USD	100.00	Lawrence Hydroelectric Associates LP	100.00
TKO Power Inc.	Los Angeles (California — USA)	—	—	100.00	CHI West Inc.	100.00
Triton Power Company	New York (New York — USA)	—	—	100.00	CHI Highfalls Inc. Highfalls Hydro Company Inc.	50.00 50.00
Tsar Nicholas LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Twin Falls Hydro Company Inc.	Wilmington (Delaware — USA)	10	USD	100.00	CHI Acquisitions Inc.	100.00
Twin Lake Hills LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00
Twin Saranac Holdings LLC	Wilmington (Delaware — USA)	—	—	100.00	Enel North America Inc.	100.00
Ware Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
Western New York Wind Corporation	New York (New York — USA)	300	USD	100.00	Enel North America Inc.	100.00
Willimantic Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Willimantic Power Corporation	Hartford (Connecticut — USA)	—	—	100.00	Willimantic Hydro Company Inc.	100.00
Winter’s Spawn LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

(1)	All companies are involved in electricity generation from renewable resources.

(2)	LLC and some other kind of incorporation do not require a capital stock.

Subsidiaries owned by Enel Latin America LLC (formerly EGI LLC) consolidated on a line-by-line basis at June 30, 2004(1)

				%
Company name	Registered office	Capital stock(2)	Currency	ownership	Held by	%
at June 30, 2004
Parent Company:
Enel Latin America LLC (formerly EGI LLC)	Wilmington (Delaware — USA)	—	—	100.00	Enel Green Power International SA	100.00
Subsidiaries:
Agricola Rio Sahuil Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora Rio Guanehue SA	99.90
Agricola Y Constructora Rio Guanehue SA	Santiago (Chile)	—	—	100.00	Empresa Electrica Panguipulli SA Energia de Los Lagos Ltda	99.93 0.07
Central American Power Services Inc.	Wilmington (Delaware — USA)	1	USD	100.00	Enel Latin America LLC	100.00
Conexion Energetica Centroamericana SA	Guatemala	5,000	GTQ	100.00	Enel Latin America LLC Enel Green Power International SA	98.00 2.00
Conexion Energetica Centroamericana El Salvador SA	San Salvador (El Salvador)	1,693,100	SVC	100.00	Grupo EGI SA de cv EGI Holdco El Salvador SA de cv	99.99 0.01
Constructora Cerro Pitren Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora Rio Guanehue SA	99.90
EGI Costa Rica Viento SA	Santa Ana (Costarica)	100,000	CRC	100.00	Energia Global de Costa Rica SA	100.00
EGI Holdco El Salvador SA de cv	San Salvador (El Salvador)	200,000	SVC	100.00	Enel Latin America LLC Enel Green Power International SA	99.95 0.05
Electrificadora Ecologica SA	Santa Ana (Costarica)	1,200,000	CRC	100.00	ZMZ General SA	100.00
Empresa Electrica Panguipulli SA	Santiago (Chile)	—	—	100.00	Energia de Los Lagos Ltda Energia Alerce Ltda	99.99 0.01
Empresa Electrica Puyehue SA	Santiago (Chile)	11,169,752,000	CLP	100.00	Energia de Los Lagos Ltda Energia Alerce Ltda	99.90 0.10
Energia Alerce Ltda	Santiago (Chile)	1,000,000	CLP	100.00	Enel Latin America LLC Enel Green Power International SA	99.90 0.10
Energia de Los Lagos Ltda	Santiago (Chile)	15,414,240,752	CLP	100.00	Energia Alerce Ltda Enel Latin America LLC	99.99 0.01
Energia Global SA de cv	Andover (Massachusetts — USA)	50,000	MXN	99.00	Enel Latin America LLC	99.00
Energia Global de Costa Rica SA	Santa Ana (Costarica)	100,000	CRC	100.00	Enel Latin America LLC	100.00
Energia Global Operaciones SA	Santa Ana (Costarica)	10,000	CRC	100.00	Energia Global de Costa Rica SA	100.00
Generadora de Occidente Ltda	Guatemala	5,000	GTQ	100.00	Enel Latin America LLC Conexion Energetica Centroamericana SA	99.00 1.00
Generadora Montecristo SA	Guatemala	5,000	GTQ	100.00	Enel Latin America LLC Conexion Energetica Centroamericana SA	99.00 1.00

				%
Company name	Registered office	Capital stock(2)	Currency	ownership	Held by	%
at June 30, 2004
Grupo EGI SA de cv	San Salvador (El Salvador)	200,000	SVC	100.00	EGI Holdco El Salvador SA de cv Enel Latin America LLC	99.95 0.05
Molinos de Viento del Arenal SA	Santa Ana (Costarica)	9,709,200	USD	49.00	Electrificadora Ecologica SA	49.00
Operacion Y Mantenimiento Tierras Morenas SA	Santa Ana (Costarica)	30,000	CRC	85.00	Electrificadora Ecologica SA	85.00
P.H. Don Pedro SA	Santa Ana (Costarica)	100,001	CRC	29.93	Energia Global de Costa Rica SA	29.93
P.H. Guacimo SA	Santa Ana (Costarica)	50,000	CRC	40.00	Enel Latin America LLC Energia Global de Costa Rica SA	30.00 10.00
P.H. Rio Volcan SA	Santa Ana (Costarica)	100,001	CRC	43.14	Energia Global de Costa Rica SA	43.14
Tecnoguat SA	Guatemala	1,000,000	GTQ	75.00	Enel Latin America LLC	75.00
ZMZ General SA	Santa Ana (Costarica)	500,000	CRC	51.00	EGI Costa Rica Viento SA	51.00

(1)	All companies are involved in electricity generation from renewable resources.
(2)	Some kind of incorporation do not require a capital stock.

Companies consolidated using the proportional method at June 30, 2004

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%
			at June 30, 2004
Azucarera Energias SA	Madrid (Spain)	Electricity generation from renewable resources	570,600	euro	40.00	Enel Unión Fenosa Renovables SA	40.00
Boiro Energia SA	Boiro (Spain)	Electricity generation from renewable resources	601,010	euro	40.00	Enel Unión Fenosa Renovables SA	40.00
Brindisi LNG SpA	Brindisi	Construction and management of infrastructures for regasification of liquid natural gas	1,150,000	euro	50.00	Enel Trade SpA	50.00
Cogeneracion de Alcala A.I.E.	Madrid (Spain)	Electricity generation from renewable resources	6,010	euro	30.00	Enel Unión Fenosa Renovables SA	30.00
Cogeneracion del Noroeste SL	Santiago de Compostela (Spain)	Electricity generation from renewable resources	3,606,000	euro	40.00	Enel Unión Fenosa Renovables SA	40.00
Depuracion Destilacion Reciclaje SL	Boiro (Spain)	Electricity generation from renewable resources	600,000	euro	40.00	Enel Unión Fenosa Renovables SA	40.00
Enel ESN Energo LLC	Moscow (Russia)	Management of electricity generation plants	1,000,000	rubli	100.00	Enel ESN Management BV	100.00
Enel ESN Management BV	Amsterdam (Holland)	Holding company	18,000	euro	50.00	Enel Generation Holding BV	50.00
Energias Especiales Alcoholeras SA	Madrid (Spain)	Electricity generation from renewable resources	601,000	euro	50.00	Enel Unión Fenosa Renovables SA	50.00
Energias Especiales del Alto Ulla SA	Madrid (Spain)	Electricity generation from renewable resources	360,600	euro	50.00	Enel Unión Fenosa Renovables SA	50.00
Energias Especiales del Bierzo SA	Torre del Bierzo (Spain)	Electricity generation from renewable resources	1,635,000	euro	50.00	Enel Unión Fenosa Renovables SA	50.00
Parque Eolico de A Capelada A.I.E.	Santiago de Compostela (Spain)	Electricity generation from renewable resources	5,857,586.40	euro	50.00	Enel Unión Fenosa Renovables SA	50.00

Associates accounted for under the equity method at June 30, 2004

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%
			at June 30, 2004
Aes Distribuidores Salvadorenos Y Compania S. en C. de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
Aridos Energias Especiales SL	Villabilla (Spain)	Electricity generation from renewable resources	600,000	euro	39.00	Enel Unión Fenosa Renovables SA	39.00
CESI — Centro Elettrotecnico Sperimentale Italiano Giacinto Motta SpA	Milan	Research and testing	8,550,000	euro	40.92	Enel SpA T.E.R.NA. — Trasmissione Elettricità Rete Nazionale SpA	25.92 15.00
Compagnia Porto di Civitavecchia SpA	Civitavecchia (Rome)	Harbour construction	516,000	euro	25.00	Enel Produzione SpA	25.00
Energias Ambientales de Somozas SA	La Coruna (Spain)	Electricity generation from renewable resources	1,250,000	euro	19.40	Enel Unión Fenosa Renovables SA	19.40
Energias Ambientales EASA SA	La Coruna (Spain)	Electricity generation from renewable resources	15,491,460	euro	30.00	Enel Unión Fenosa Renovables SA	30.00
Enerlasa SA	Madrid (Spain)	Electricity generation from renewable resources	1,021,700	euro	45.00	Enel Unión Fenosa Renovables SA	45.00
Euromedia Luxembourg One SA	Luxembourg	Venture capital	52,500,000	USD	28.57	WEBiz Holding BV	28.57
Gallega de Cogeneracion SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	1,803,000	euro	40.00	Enel Unión Fenosa Renovables SA	40.00
Gesam SpA	Lucca	Gas distribution	28,546,672	euro	40.00	Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	40.00
Immobiliare Foro Bonaparte SpA	Rome	Real estate management	55,000,000	euro	49.00	Enel Facility Management SpA (formerly Enel Real Estate SpA)	49.00
Immobiliare Porta Volta SpA	Milan	Real estate management	100,000	euro	49.00	Enel Facility Management SpA (formerly Enel Real Estate SpA)	49.00
Immobiliare Progetto Ostiense SpA	Rome	Real estate management	100,000	euro	49.00	Enel Facility Management SpA (formerly Enel Real Estate SpA)	49.00
Leasys SpA	Fiumicino (Rome)	Motor vehicle leasing and management of corporate fleets and of motor vehicles in general	319,200,000	euro	49.00	Enel Facility Management SpA (formerly Enel Real Estate SpA)	49.00
Lotti & Associati SpA	Rome	Engineering and contracting	5,164,570	euro	40.00	Enel.NewHydro Srl	40.00
O&M Cogeneration Inc.	Montreal (Quebec — CANADA)	Electricity generation from renewable resources	15	CAD	33.33	Hydrodev Inc.	33.33
Parque Eolico Cabo Villano A.I.E.	Madrid (Spain)	Electricity generation from renewable resources	1,260,712.44	euro	50.00	Enel Unión Fenosa Renovables SA	50.00
Parque Eolico de Barbanza SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	3,606,000	euro	25.00	Enel Unión Fenosa Renovables SA	25.00
Parque Eolico de Malpica SA	La Coruna (Spain)	Electricity generation from renewable resources	2,854,750	euro	30.16	Enel Unión Fenosa Renovables SA	30.16

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%
			at June 30, 2004
Parque Eolico Montes de las Navas SA	Madrid (Spain)	Electricity generation from renewable resources	6,540,000	euro	30.00	Enel Unión Fenosa Renovables SA	30.00
Star Lake Hydro Partnership	St. John (Newfoundland — CANADA)	Electricity generation from renewable resources	—	—	49.00	CHI Hydroelectric Company Inc.	49.00
Ufefys SL	Aranjuez (Spain)	Electricity generation from renewable resources	2,373,950	euro	40.00	Enel Unión Fenosa Renovables SA	40.00

Unconsolidated subsidiaries at June 30, 2004

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%
			at June 30, 2004
Climare Scrl	Genoa	Energy sector	30,600	euro	66.66	Enel Distribuzione SpA	66.66
Enel Green Power Hellas SA (in liquidation)	Athens (Greece)	—	58,700	euro	100.00	Enel Green Power SpA	100.00
Hydro Gestioni SpA	Milan	Water sector	104,000	euro	51.00	Enel.Hydro SpA	51.00
Hydro Gestioni Impianti Tecnologici Scrl	Milan	Water sector	25,822	euro	51.00	Enel.Hydro SpA	51.00
Idrosicilia SpA	Palermo	Water sector	22,520,000	euro	60.00	Enel SpA	60.00
Siciliacque SpA	Palermo	Water sector	400,000	euro	75.00	Idrosicilia SpA	75.00

Associates accounted for under the cost method at June 30, 2004

					%
Company name	Registered office	Activity	Capital stock	Currency	ownership	Held by	%
			at June 30, 2004
Acque di Calabria SpA	Bari	Equity investments in the water sector	2,675,000	euro	45.00	Enel.Hydro SpA	45.00
Aes Distribuidores Salvadorenos Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
Alpe Adria Energia SpA	Udine	Engineering, construction and management of interconnection power lines	120,000	euro	50.00	Enel Produzione SpA	50.00
Central Parks SpA	Rome	Engineering, construction and management of water systems	329,550	euro	40.00	Enel.NewHydro Srl	40.00
C.I.N.S.- Consorzio Industriale Nazionale Superconduttori (in liquidation)	Rome	—	51,645.70	euro	20.00	Cise Srl	20.00
Cittadella Telematica Scrl (in liquidation)	Savona	—	12,750	euro	20.00	IT-net Srl	20.00
Consorzio Civita	Rome	Water sector	208,000	euro	25.00	Enel.NewHydro Srl	25.00
Consorzio CORARC (in liquidation)	Seriate (Bergamo)	—	51,645.68	euro	50.00	Enel.NewHydro Srl	50.00
Consorzio di Gestione Centro Iside	Prignano Cilento (Salerno)	Monitoring of water networks	103,291.38	euro	29.00	Enel.NewHydro Srl	29.00
Consorzio HYDRO.ECO (in liquidation)	Naples		10,000	euro	40.00	Enel.Hydro SpA	40.00
Consorzio ISAS — Istituto Superiore per l’Ambiente e lo Sviluppo	Matera	Training, research and other services	5,100	euro	46.25	Enel.NewHydro Srl	46.25
Consorzio Progetto Torre di Pisa	Pisa	Coordination of studies for the restoration of the Pisa Tower	30,000	euro	24.98	Enel.NewHydro Srl	24.98
Delta SpA	Cornate d’Adda (Milan)	Telecommunications	1,000,000	euro	24.00	WIND Telecomunicazioni SpA	24.00
Eneco Energia Ecologica Srl	Predazzo (Trento)	Heating area networks	1,239,510	euro	49.02	Avisio Energia SpA	49.02
Enelco SA	Athens (Greece)	Construction, operation and management of plant	587,000	euro	50.00	Enelpower SpA	50.00
Hipotecaria de Santa Ana Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	100,000	SVC	20.00	Grupo EGI SA de cv	20.00
Hydrodev Limited Partnership	Montreal (Québec — Canada)	Electricity generation from renewable resources	—	—	49.00	CHI Canada Inc. Hydrodev Inc.	48.90 0.10
HydroLazio Scrl (in liquidation)	Bologna	—	510,000	euro	30.00	Enel.NewHydro Srl	30.00
Idrolatina Srl	Latina	Equity investments in the water sector	8,413,000	euro	46.00	Enel.Hydro SpA	46.00
Istedil — Istituto Sperimentale per l’Edilizia SpA	Guidonia (Rome)	Technology, safety, construction	1,040,000	euro	50.00	Enel.NewHydro Srl	50.00

					%
Company name	Registered office	Activity	Capital stock	Currency	ownership	Held by	%
			at June 30, 2004
Promociones Energeticas del Bierzo SL	Ponferrada (Spain)	Electricity generation from renewable resources	12,020	euro	50.00	Enel Unión Fenosa Renovables SA	50.00
Q-Channel SpA (in liquidation)	Rome	—	1,607,141	euro	24.00	Enel.it Srl	24.00
Sarnese Vesuviano Srl	Rome	Equity investments in the water sector	2,000,000	euro	46.50	Enel.Hydro SpA Ctida Srl	45.00 1.50
Sicilia Hydro SpA	Enna	Water sector	103,290	euro	33.50	Enel.NewHydro Srl	33.50
SIET — Società Informazioni Esperienze Termoidrauliche SpA	Piacenza	Studies, projects and research in the thermal field	1,128,648	euro	41.55	Enel.NewHydro Srl	41.55
Teggs SpA (in liquidation)	Milan	—	100,000	euro	40.00	WEBiz Holding BV	40.00

Other relevant equity investments at June 30, 2004

					%
Company name	Registered office	Activity	Capital stock	Currency	ownership	Held by	%
			at June 30, 2004
Centro Energia Viterbo SpA	Viterbo	Research in the field of renewable resources	260.000	euro	14,00	Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	14,00
CO.FA.S.E. Srl	Canazei (Trento)	Cogeneration of electrical and thermal energy	25.500	euro	14,00	Avisio Energia SpA	14,00
Depurazione Trentino Centrale Scrl	Trento	Water purification	10.000	euro	15,00	Enel.NewHydro Srl	15,00
Exstream Solutions Inc.	Cambridge (Massachusetts -USA)	Transmission of multimedia content and development of distance learning platforms	11.940,79	USD	15,09	WEBiz Holding BV	15,09
GALSI SpA	Milan	Engineering in energy and infrastructure sector	5.000.000	euro	13,50	Enel Produzione SpA	13,50
Insula SpA	Venice	Venice urban maintenance services	2.064.000	euro	12,00	Enel.NewHydro Srl	12,00
International Multimedia University SpA	Gualdo Tadino (Perugia)	Distance learning	132.000	euro	13,04	Sfera Srl	13,04
Janna Scrl	Cagliari	Information technology services	200.000	euro	17,00	Enel.Net Srl	17,00
LaGeo SA de cv	Ahuachapan (El Salvador)	Electricity generation from renewable resources	1.868.695.400	SVC	12,50	Enel Green Power SpA	12,50
MIX Srl	Milan	Promotion of Internet services	99.000	euro	19,50	Italia On Line Srl IT-net Srl	9.75 9.75
MyCasa Network Inc.	Wilmington (Delaware — USA)	Creation, development and marketing of hardware platforms and communication software	7.726,817	USD	11,09	WEBiz Holding BV	11,09
Servizi Pubblici Teramani SpA	Teramo	Water sector	1.300.000	euro	15,00	C.A.R.T. Abruzzi Srl	15,00
Sotavento Galicia SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	601.000	euro	18,00	Enel Unión Fenosa Renovables SA	18,00
Tirmadrid SA	Valdemingomez (Spain)	Electricity generation from renewable resources	16.828.000	euro	18,64	Enel Unión Fenosa Renovables SA	18,64

Enel SpA Financial Statements

Balance Sheet

In millions of euro

	at June 30, 2004		at Dec. 31, 2003	at June 30, 2003
SHARE CAPITAL NOT PAID-IN	—		—	—
FIXED ASSETS
Intangible assets	15		16	16
Tangible assets	6	(1)	6	7
Financial assets	23,868	(2)	23,398	22,625
Total fixed assets	23,889	(3)	23,420	22,648
CURRENT ASSETS
Receivables	8,553		5,332	6,085
Short-term investments	503		499	497
Cash and cash equivalents	30		133	1,180
Total current assets	9,086		5,964	7,762
ACCRUED INCOME AND PREPAID EXPENSES	215		137	229

TOTAL ASSETS	33,190	(3)	29,521	30,639

Effects of reversal of tax-related entries in application of new company and tax regulations included in the signed items at June 30, 2004:

(1)	Depreciation exceeding the ordinary depreciation rates, amounting to euro 3 million.

(2)	Write-downs of equity investments, amounting to euro 2,643 million.

(3)	Gross items accounted only for tax purposes, amounting to euro 2,646 million.

In millions of euro

	at June 30, 2004		at Dec. 31, 2003	at June 30, 2003
SHAREHOLDERS’ EQUITY
Capital stock	6,097		6,063	6,063
Additional paid-in capital	167		—	—
Legal reserve	1,452		1,452	1,452
Other reserves	2,255		2,255	2,255
Retained earnings	32		1,620	1,620
Net income	5,304	(1)	607	1,244
Shareholders’ Equity	15,307	(1)	11,997	12,634
PROVISIONS FOR RISKS AND CHARGES	843	(2)	446	549
EMPLOYEE TERMINATION INDEMNITY	11		11	13
ACCOUNTS PAYABLE
Bonds	8,916		7,393	7,396
Banks debt	4,614		5,304	7,102
Trade and other payables	3,270		4,207	2,686
Total accounts payable	16,800		16,904	17,184
ACCRUED LIABILITIES AND DEFERRED INCOME	229		163	259

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	33,190	(3)	29,521	30,639
COMMITMENTS
Guarantees given	9,101		10,113	8,131
Other commitments	15,874		12,542	19,351
Total commitments	24,975		22,655	27,482

Effects of reversal of tax-related entries in application of new company and tax regulations included in the signed items at June 30, 2004:

(1)	Net effects of the reversal, amounting to euro 2,241 million.

(2)	Deferred Tax provision relating to the reversal, amounting to euro 405 million.

(3)	Gross items accounted only for tax purposes, amounting to euro 2,646 million.

Income Statement

In millions of euro

	1st Half 2004		1st Half 2003	2003
REVENUES
Sales and services	492		527	1,096
Other revenues	12		13	47
Total revenues	504		540	1,143
OPERATING COSTS
Electricity and fuel	285		306	609
Services	61		48	129
Leases and rentals	6		6	12
Personnel	34		34	65
Depreciation and amortization	1		2	4
Accruals to provisions for risks and charges	—		3	3
Other accruals	10		10	26
Other operating costs	21		26	68
Total operating costs	418		435	916
Operating income	86		105	227
FINANCIAL INCOME AND EXPENSE
Income from investments in subsidiaries	1,838		1,728	1,731
Other financial income	300		469	885
Interest and other financial expense	428		580	1,110
Total financial income (expense)	1,710		1,617	1,506
ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS	(255)		(318)	(1,290)
EXTRAORDINARY ITEMS
Extraordinary income	4,195	(1)	441	482
Extraordinary expense	443	(2)	34	50
Total extraordinary items	3,752	(3)	407	432
Income before taxes	5,293		1,811	875
Income taxes	(11)		567	268

NET INCOME	5,304	(3)	1,244	607

Effects of reversal of tax-related entries in application of new company and tax regulations included in the signed items for the first Half of 2004:

(1)	Gross items accounted only for tax purposes, amounting to euro 2,646 million.

(2)	Deferred taxes relating to the reversal, amounting to euro 405 million.

(3)	Net effects of the reversal, amounting to euro 2,241 million.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: October 1, 2004